As filed with the Securities and Exchange Commission on June 17, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IPC THE HOSPITALIST COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	8090	95-4562058
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4605 Lankershim Boulevard, Suite 617

North Hollywood, California 91602

(888) 447-2362

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ADAM D. SINGER, M.D.

Chief Executive Officer

IPC The Hospitalist Company, Inc.

4605 Lankershim Boulevard, Suite 617

North Hollywood, California 91602

(888) 447-2362

(Name, address, including zip code, and telephone number, including area code, of agent for service)

It is respectfully requested that the Securities and Exchange Commission send copies of all notices, orders and communications to:

ROBERT W. KADLEC, ESQ. DAVID S. WITEK, ESQ. Sidley Austin LLP 555 West Fifth Street, Suite 4000 Los Angeles, California 90013 (213) 896-6000	CASEY T. FLECK, ESQ. GREGG A. NOEL, ESQ. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071 (213) 687-5000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$135,000,000	$5,306

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Including shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such a date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 17, 2008

5,000,000 Shares

Common Stock

We are selling 1,110,231 shares of common stock and the selling stockholders are selling 3,889,769 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. Our common stock is listed on the Nasdaq Global Market under the symbol “IPCM.” The last reported sale price of our common stock on June 16, 2008 was $22.08 per share.

The underwriters have an option to purchase a maximum of 750,000 additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page 12.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to IPC The Hospitalist Company, Inc.	Proceeds to Selling Stockholders

Per Share	$	$	$	$

Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse		Jefferies & Company

William Blair & Company	Deutsche Bank Securities	Wachovia Securities

The date of this prospectus is             , 2008.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

We obtained the industry, market and competitive position data used throughout this prospectus from industry journals and publications, data on websites maintained by private and public entities, including independent industry associations, or general publications and other publicly available information. We believe that all of these sources are reliable, but we have not independently verified any of this information and cannot guaranty its accuracy or completeness. In particular, we have based much of our discussion of the hospitalist industry, including government regulation relevant to the industry and forecasted growth in demand, on information published by the Advisory Board, the Journal of the American Medical Association, Modern Healthcare, the American Hospital Association, or AHA, and the Society of Hospital Medicine, or SHM. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Further, because SHM is a trade organization for the hospitalist industry, it may present information in a manner that is more favorable to that industry than would be presented by an independent source. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you need to consider in making your investment decision. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. You should read carefully this entire prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding whether to invest in our common stock.

In this prospectus, unless otherwise expressly stated or the context otherwise requires, “IPC,” “we,” “us” and “our” refer to IPC The Hospitalist Company, Inc., a Delaware corporation, and its wholly-owned subsidiaries, together with IPC’s affiliated professional corporations and limited liability companies (“affiliated professional organizations”). Our affiliated professional organizations are separate legal entities that provide physician services in certain states and with which we have management agreements. Also, unless otherwise expressly stated or the context otherwise requires, “our affiliated hospitalists” refer to physicians, nurse practitioners and physician assistants employed by either our wholly-owned subsidiaries or our affiliated professional organizations. References to “practice groups” refer to our affiliated professional organizations and the wholly-owned subsidiaries of IPC that provide medical services, unless otherwise expressly stated or the context otherwise requires. References to our “initial public offering” refer to our initial public offering on January 25, 2008 of 5,905,000 shares of common stock, including shares sold to the underwriters of the initial public offering pursuant to their election to exercise in full their over-allotment option.

All share and per share information included in this prospectus has been adjusted for the 1-for-6.4 reverse stock split of our common stock which was effective on January 11, 2008.

Company Overview

We are a leading provider of hospitalist services in the United States. Hospitalist medicine is organized around inpatient care, primarily delivered in hospitals, and is focused on providing, managing and coordinating the care of hospitalized patients. We believe we are the largest dedicated hospitalist company in the United States based on revenues, patient encounters and number of affiliated hospitalists. Our over 570 affiliated hospitalists, including physicians, nurse practitioners and physician assistants, provide hospitalist solutions at over 340 hospitals and other inpatient facilities in sixteen states. We have had more than 6.1 million patient encounters since the beginning of 2005. Collectively, our affiliated hospitalists work with more than 25,000 referring physicians and 1,900 health plans. Our early entry into the emerging hospitalist industry has permitted us to establish a reputation and leadership position that we believe is closely identified with hospitalist medicine.

We began operating our first physician practice in 1998 and have increased the number of our practice groups to over 140. Since the beginning of 2005, we have acquired twenty one practice groups and successfully integrated them into IPC and onto IPC-Link®, our proprietary technology-based management system. Our affiliated hospitalists are primarily full-time employees of our wholly-owned subsidiaries or our affiliated professional organizations, although we also have contracts with over 300 other physicians and non-physician providers, who provide episodic care on weekends or evenings, as needed.

Our Company assists hospitals and payors in improving quality of care, increasing operating efficiencies and reducing costs. Our Company, through our affiliated hospitalists, provides, manages and coordinates the care of hospitalized patients and serves as the inpatient partner of primary care physicians and specialists, allowing them to focus their time and resources on their office based practices or their specialties. We also provide our affiliated hospitalists with the infrastructure, information management systems, specialized training programs and administrative support necessary to perform these services. We believe we are an attractive employer to hospitalists, whether practicing as individuals or in groups, because our administrative services help reduce the burden associated with managing a physician practice. Likewise, we believe hospitalists choose to affiliate with us because of our leadership position, financial resources, technology-based infrastructure, commitment to training and development, and our performance-based compensation. We provide a comprehensive solution of clinical and management experience, proprietary technology and high quality of care to healthcare constituents, which we believe provides us with a sustained competitive advantage to capitalize on the rapid growth in demand for hospitalists.

Industry Overview

Hospitalist medicine is an emerging specialty. Hospitalists focus on a patient’s care from the time of admission to discharge, working in close consultation with primary care physicians, other referring physicians and medical providers to coordinate the inpatient care delivery system and manage the entire inpatient episode of care. Hospitalists receive medical training generally in primary care, with many having experience in internal medicine, family practice or other medical specialties. Hospitalists differ from primary care physicians and specialists by treating patients only in a non-office based setting. By focusing exclusively on inpatient medicine, a hospitalist develops practiced expertise in both the diagnosis and treatment of common conditions that require hospitalization and the optimization of patient care within a hospital. Hospitalists serve a necessary and critical role in coordinating, managing and communicating with the different healthcare constituents within the inpatient care and post-hospital settings. According to a 2002 study in the Journal of the American Medical Association, hospitalist programs have resulted in an average 13.4% reduction in hospital costs and an average 16.6% reduction in the average length of a patient’s hospital stay.

Hospitalists practice in inpatient facilities, including acute care hospitals, long-term acute care facilities, specialty hospitals, psychiatric facilities, rehabilitation hospitals and skilled nursing facilities. Acute care hospitals represent the largest component of inpatient facilities in which hospitalists practice, with currently over 4,900 hospitals in the United States based on a 2005 survey by the American Hospital Association, or AHA. According to the AHA, in 2005 there were approximately 35 million admissions to inpatient facilities in the United States, and the average length of stay was approximately 5.6 days. In 2005, total U.S. spending on hospital care was $612 billion and is expected to grow at a compound annual growth rate of 7.0% to $1,288 billion in 2016 according to the Centers for Medicare and Medicaid Services.

Hospitalists assume the inpatient care responsibilities that are otherwise provided by the primary care physician or attending physician and are reimbursed by third parties using the same visit-based or procedural billing codes. By practicing each day in the same facility, hospitalists perform consistent functions, interact regularly with the same healthcare professionals and become highly accustomed to specific facility processes, which can result in greater efficiency, less process variability and better patient outcomes. We believe hospitalists are better able to achieve these results because of their exclusive focus on inpatient care without the inherent distraction of balancing both inpatient and outpatient care responsibilities. Likewise, hospitalists generate operating and cost efficiencies by managing the treatment of a large number of patients with similar clinical needs.

According to the Society of Hospitalist Medicine, or SHM, the number of hospitalists has grown from an estimated 800 in the mid-1990s to approximately 20,000 in 2006, making it one of the fastest-growing medical disciplines in the United States. The 2004 Clinical Advisory Board Report indicates that over 40% of all hospitals have formal hospitalist programs and we believe based on our operational experience that a greater number of hospitals have hospitalists practicing within their facilities. SHM estimates that the number of hospitalists will reach approximately 30,000 by 2010.

We believe the growing demand for hospitalists is primarily driven by five significant changes in the healthcare delivery system:

•

The primary care physician’s role in hospital care is decreasing due to the increasingly specialized nature of hospital care, the demands of treating higher acuity patients in an outpatient setting and the desire to reduce on-call obligations;

•

Hospitals have a greater need for consistent on-site physician availability, due to the need to admit patients from the emergency room, the increasing severity of illness required to justify hospital admissions and external pressures to decrease the length of inpatient stays;

•	Specialists have an increased desire to limit their practice to their medical specialty;

•	National residency accreditation organizations have established limitations on the number of hours that resident physicians in training may practice; and

•	Health plans are seeking alternative mechanisms to appropriately control the substantial increase in inpatient expenditures.

Our Company and Our Solution

We provide high-quality professional medical care for patients while reducing the cost of care for inpatient facilities and payors. Either through our wholly-owned subsidiaries or our affiliated professional organizations, we employ or currently affiliate with over 570 hospitalists, including physicians, nurse practitioners and physician assistants, who are organized into traditional medical group practices to provide hospitalist services. To enhance the efficiency of these operations, we offer our affiliated hospitalists specialized training programs, information management systems and the administrative support necessary to effectively manage these nationally integrated practice group organizations. We have entered into long-term management contracts with our affiliated professional organizations in those states where business entities, as opposed to physicians, are prohibited from practicing medicine and include these entities in our consolidated financial statements.

We generate approximately 95% of our revenues through our affiliated hospitalists’ patient encounters at hospitals and other inpatient facilities including acute, sub-acute and long-term care settings. Patients are referred to our affiliated hospitalists through their community medical providers, emergency departments, payors and hospitals, in the same manner as many other medical professionals receive referrals. Third party payors and patients pay for our services in the same manner as they would pay the primary care physicians and other medical professionals who otherwise would be furnishing this direct patient care. The remainder of our revenues are substantially comprised of contracts with hospitals and other inpatient facilities to provide hospitalist services.

Each major constituent of the healthcare delivery system, including patients, primary care physicians, specialists, acute care hospitals, alternative sites of inpatient care, and health plans, can benefit from better coordinated inpatient care. We are positioned to assist each of these constituents in finding solutions to many of the challenges associated with patient care at inpatient facilities.

Patients

Patients frequently experience medical conditions at unpredictable times and may require admission to a hospital when their primary care physician is unavailable or patients may not have a primary care physician. The quality or the perception of the care received by the patient may suffer as a result of the limited availability of dedicated physicians in the inpatient setting to answer patient questions and provide continuity throughout the inpatient experience. Uncoordinated communication between healthcare providers, patients and family members often negatively affects the inpatient experience and may also impact patient outcomes.

In addition to providing medical services, our affiliated hospitalists are trained to serve as team leaders in coordinating inpatient care and providing a consistent, single point of contact for patients, family members and medical professionals. Our affiliated hospitalists facilitate the communication of patient information in the inpatient setting and, after the patient is discharged, often assist with the transition to outpatient or other post-hospital care by communicating with the outpatient physician provider. In the event a patient does not have a primary care physician, our hospitalists refer the patient to physicians or clinics in the area.

Primary Care Physicians

Primary care physicians are typically focused on treating patients in an office-based setting, not an inpatient facility. The time spent making hospital rounds may reduce the time available for primary care physicians to treat patients in their offices, which can result in lower earnings for the physician. In addition, an inpatient’s medical needs may be unpredictable and require the primary care physician to provide off-hour attention and unscheduled care. Even within the confines of the provision of office-based services, the burden on primary care physicians is increasing because of the continuing reduction in the average length of inpatient stays and the corresponding increase in the acuity of patients treated in an outpatient setting.

We train and support our affiliated hospitalists to manage the care of hospitalized patients, enabling them to assume the inpatient care responsibilities that were previously provided by the primary care physician. As a result of our services, primary care physicians have the opportunity to spend more time treating office-based patients, which may increase their earnings. Our hospitalist programs result in reduced on-call time for primary care physicians and relieve practice demands during evenings and weekends. Our affiliated hospitalists also coordinate the discharge and transition of inpatients to outpatient care by communicating with patients’ primary care physicians after discharge from an inpatient facility. We believe that this communication also enhances patients’ continuity of care.

Specialists

Specialist physicians are trained to focus on specific procedures or medical conditions. As a result, specialists often desire to limit their practice to their medical specialty. Hospitalized patients, however, frequently experience multiple medical conditions that require consideration and coordination among several specialists and other care providers. For example, an orthopedic surgeon treating an elderly patient must consider the patient’s other medical conditions, such as diabetes or hypertension, which can be treated by our affiliated hospitalists or other healthcare providers.

Our affiliated hospitalists focus on the needs of hospitalized patients, thereby relieving specialists of primary responsibility for certain unrelated clinical issues in the inpatient setting and providing these specialists with an opportunity to focus on their specialty. We believe that this enhances the productivity of specialists. Our affiliated hospitalists also serve as a liaison between specialists and patients, primary care physicians, other care providers, and family members.

Acute Care Hospitals

Acute care hospitals must provide consistent and reliable care despite potentially having hundreds of admitting physicians who each have their own methods of care, preferences for medications and differing utilization and review processes. The resulting process variability can lead to an increased number of clinical errors, higher medical costs and deficiencies in medical record documentation which can lead to reimbursement and regulatory issues. Additionally, acute care hospitals may experience difficulty finding available physicians because of the reluctance of some medical staff members to assume the care of unassigned patients. This is further complicated by the statutory and organizational limitations on intern and resident duty hours. Acute care hospitals also face the challenge of providing medical care to indigent patients. Finally, acute care hospitals can often face emergency department overcrowding caused by large numbers of unassigned patients seeking admission to the hospital through the emergency department.

Our hospitalist programs are structured to provide acute care hospitals with a consistent on-site physician presence that typically results in fewer admitting physicians overseeing patients in the hospital, thereby reducing process variability and enhancing the ability to implement standardized practices. Our affiliated hospitalists’ consistent presence in the facilities leads to more efficient processes within the acute care hospitals, which can improve clinical outcomes, decrease average length of inpatient stay and lower costs per day. By concentrating the care of more patients with relatively fewer physicians, hospitals can more easily implement new initiatives and enhance compliance with protocols. We believe our hospitalist training programs lead to improved medical record documentation, which can improve hospital reimbursement and result in better regulatory compliance. Overall, through our hospitalist programs, we provide acute care hospitals with increased patient coverage, rapid response times, efficient management of care for insured and indigent patients and increased emergency department throughput.

Alternative Sites of Inpatient Care

Alternative sites of inpatient care, such as long-term acute care facilities, specialty hospitals, psychiatric facilities, rehabilitation hospitals and skilled nursing facilities, face many of the same challenges as acute care hospitals. Alternative sites of inpatient care may face additional challenges related to the narrow breadth of physician coverage that is typically available at such sites.

Our affiliated hospitalists provide alternative sites of inpatient care with consistent on-site physician availability and experience, which benefits the alternative site of inpatient care facility by providing a single point of contact and enhancing regular communication with other healthcare constituents outside the site of care. By coordinating inpatient care at such facilities, our affiliated hospitalists manage the appropriate utilization of patient care to the benefit of both the facility and the patient.

Health Plans

Health plans face significant increases in costs caused by inconsistent healthcare practices, redundant diagnostic tests, inefficient discharge coordination between hospitals and outpatient physician providers and process variability. In addition, health plans can incur additional costs when their members are admitted to hospitals by physicians who are not credentialed by their plan.

Health plans contract with our credentialed affiliated hospitalists to provide in-network coverage for hospitalized members. We believe our affiliated hospitalists provide consistent healthcare practices, coordinate ordering of diagnostic tests with outpatient physician providers and reduce process variability, resulting in reduced medical costs for health plans while promoting quality of care.

Competitive Strengths

We believe the following competitive strengths position us to capitalize on the rapid growth in demand for hospitalists within the healthcare industry.

Leading, Established Provider of Hospitalist Services. We believe we are the largest dedicated hospitalist company in the United States based on revenues, patient encounters and number of full time affiliated hospitalists. Our early entry into the emerging hospitalist industry has permitted us to establish a reputation and leadership position that we believe has become closely identified with hospitalist medicine. Since the beginning of 2005, we have had more than 6.1 million patient encounters in over 340 hospitals and medical facilities across sixteen states.

We believe that our scale, financial resources and established infrastructure provide operating efficiencies and allow us to consistently implement best practices in a manner that our competitors may not be able to provide.

Significant Investment in a Technology-Based Management System. We have developed a fully-integrated, proprietary technology-based management system called IPC-Link® which enables us to manage virtually all aspects of our business. Our system is designed to accommodate significant future growth in our business, and we believe this sophisticated system differentiates us from other hospitalist companies. Through IPC-Link®, we are able to provide our affiliated hospitalists with a web-based Virtual Office portal, which enables us to:

•	Transmit vital clinical information from our affiliated hospitalists to referring physicians;

•	Capture near real-time information to manage our operations and monitor our financial and clinical performance;

•	Provide electronic charge capture and billing information; and

•	Immediately integrate new affiliated hospitalists and newly-acquired affiliated hospitalist practice groups onto one information management system.

Comprehensive Repository of Outcomes Data. Through our use of IPC-Link® to aggregate data from our patient encounters, we have established an extensive database of hospitalist patient information. Our database allows us to track metrics which we can use to monitor the productivity and quality of care of our affiliated hospitalists. Additionally, our database provides our affiliated hospitalists with insights into common patient problems enabling our affiliated hospitalists to improve outcomes. Focused outcomes studies using aggregated patient data from our database have been published in several peer reviewed journals and trade publications which enhances our reputation and strengthens our ability to recruit hospitalists.

Leader in Transition Management Services. We use IPC-Link® to create customized surveys for patients once discharged to home from an inpatient facility. Our IPC-Link® system provides our call center with patient information and follow-up instructions to assist in monitoring and documenting the patient’s discharge and transition to outpatient care. We believe our system enables us to identify a patient’s medical issues on a near real-time basis, coordinate care with the appropriate care provider, improve outcomes through evidence-based medicine, lower the re-admission rate into inpatient facilities, and decrease our medical malpractice risk.

Strong and Diverse Referral Relationships. We provide hospitalist solutions at over 340 hospitals and medical facilities in sixteen states. We believe that through the provision of high-quality care, our affiliated hospitalists have established and continue to develop strong relationships with primary care physicians, specialists and other medical personnel at the inpatient facilities in which they operate, and that these relationships generate consistent patient referrals. We have successfully expanded our referral sources from approximately 17,000 physicians in 2005 to approximately 25,000 in 2007.

Leader in Recruiting, Training and Retaining High-Quality Hospitalists. We are able to recruit and retain high-quality hospitalists due to our industry leading reputation, training and development programs, and attractive compensation programs. From the beginning of 2005 to April 30, 2008, we have grown the number of our affiliated hospitalists from 292 to 577. We have developed a comprehensive training program comprised of new-hire training, which all of our affiliated hospitalists complete prior to treating patients, and continuing education for all our affiliated hospitalists. We also provide our affiliated hospitalists with performance-based compensation packages, which we believe enhances our ability to retain current affiliated hospitalists and attract new hospitalists.

Strong Management Team with Extensive Industry Experience. We are led by an experienced senior management team with an average of over 20 years of experience in the hospitalist and related healthcare industries. Our Chief Executive Officer, Adam D. Singer, M.D., founded the company in 1995 and was a pioneer in the creation of the hospitalist industry. Furthermore, Dr. Singer continues to be an industry leader today by creating greater awareness of the advantages of hospitalist medicine. In addition, our senior management team has experience in developing and executing organic and acquisition-based growth strategies, having increased our net revenues from $39 million in 2001 to $190 million in 2007.

Growth Strategy

We plan to grow our business by (1) increasing our market share in facilities where our affiliated hospitalists already provide care, (2) entering new facilities in existing markets, and (3) expanding into new markets. We intend to achieve this growth by pursuing one or more of the following strategies in each area:

Improve Hospitalist Productivity. We intend to improve hospitalist efficiency and productivity by leveraging our technology-based infrastructure, extensive hospitalist training programs and diverse referral relationships. We provide our affiliated hospitalists with administrative and professional services to support their practice of medicine and improve their operating efficiencies. We intend to continue to improve the productivity of our existing affiliated hospitalists by enabling them to focus on efficiently providing high-quality care to a greater number of patients. We also believe our performance-based compensation plan will continue to motivate our affiliated hospitalists in an appropriate manner.

Recruiting Additional Hospitalists. A significant portion of our growth has been, and will continue to be, the recruitment of new high-quality hospitalists. We intend to recruit and train additional hospitalists who will obtain admitting privileges and begin practicing at one of our existing facilities or a new facility in a given market. We believe our reputation for delivering high-quality hospitalist service creates opportunities for our affiliated hospitalists to establish new practices. We also believe that the breadth of our affiliated hospitalists’ referral relationships in existing markets is attractive to new hospitalists because it allows them to join existing practices and quickly build their patient volume.

Establishing Contracts with Both New and Existing Facilities. Entering into a contract with hospitals or other facilities where we have existing practices provides us with steady access to the unassigned patients and strengthens our relationships with both the facilities and their medical staffs. Obtaining a contract with a new inpatient facility for the delivery of hospitalist services often serves as our initial entry into the facility and enables us to establish a diversified hospitalist practice at that facility.

Acquisitions. We have substantial experience in identifying, acquiring and integrating other hospitalist practice groups. We have completed a number of acquisitions of hospitalist practice groups and successfully integrated them into IPC and onto IPC-Link®. These acquisitions have enabled us to both establish a presence in new markets and to strengthen our position in existing markets. Many markets are still highly fragmented, providing us with additional opportunities to identify and capitalize on complementary acquisitions in the future.

Challenges We Face

Our ability to execute our strategy and capitalize on our advantages is subject to a number of risks more fully discussed in the “Risk Factors” section immediately following this summary. Before you invest in our shares, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors,” such as:

•

Highly regulated industry. The healthcare services industry is complex and subject to a wide variety of federal, state and local laws and regulations. We cannot predict whether a federal, state or local government will determine that we are not operating in accordance with these laws, or whether these laws will change in the future and impact our business. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.

•

Reliance on referrals from third parties. Our business is completely reliant on referrals from third parties. As a result, if we are unable to maintain our referral base or our preferred provider status with significant third party payors in the communities where we operate, it may negatively impact our revenues and our financial performance.

•

Concentration of our operations. Approximately 61% of our net revenue in 2007 was generated by our operations in Arizona, Michigan, Missouri and Texas. Unfavorable changes or conditions occurring in these states, such as healthcare reforms, changes in laws and regulations, reduced Medicaid reimbursements and government investigations, may have a material adverse effect on our business, financial condition and results of operations.

•

Competition for hospitalists. Our business is dependent on our affiliated hospitalists to provide services and generate revenues. We compete with many types of healthcare providers for the services of a limited number of clinicians. This competition makes it challenging for us to meet our hiring needs and may require us to increase hospitalist compensation in a manner that decreases our profit margins.

Company Information

Founded in 1995 by Chairman and Chief Executive Officer, Adam D. Singer, M.D., we were incorporated in Delaware in January 1998. Our principal executive offices are located at 4605 Lankershim Boulevard, Suite 617, North Hollywood, California 91602. Our telephone number is (888) 4IPC-DOC (888-447-2362). We maintain a website at www.thehospitalistcompany.com. Information contained on our website is not a part of, and is not incorporated by reference into, this prospectus.

THE OFFERING

Common stock offered by us	1,110,231 shares

Common stock offered by the selling stockholders	3,889,769 shares

Common stock to be outstanding immediately after this offering	15,979,720 shares

Over-allotment option offered by the selling stockholders	750,000 shares

Use of proceeds	We intend to use the net proceeds to us from this offering for general corporate purposes, including to fund the acquisition of physician practices and working capital. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of some of the factors that you should consider carefully before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	“IPCM”

Except as otherwise indicated, all information in this prospectus assumes:

•	that the underwriters will not exercise their over-allotment option; and

•

that options to purchase 727,416 shares of common stock at a weighted average exercise price of $9.28 per share, and warrants to purchase 23,214 shares of common stock at a weighted average exercise price of $4.90 per share have not been exercised.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents summary consolidated financial and operating data as of the dates and for the periods indicated. The summary consolidated financial and operations data for the years ended December 31, 2005, 2006 and 2007 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial and operations data for the three months ended March 31, 2007 and 2008, and the balance sheet data as of March 31, 2008, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary to state fairly our results of operations as of and for the periods presented. You should read the information contained in this table in conjunction with the “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus. Historical results of operations and financial position are not necessarily indicative of the results that may be expected for future periods.

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
	(dollars in thousands, except for per share data)
Consolidated Statements of Income Data:
Net revenue	$110,883	$148,098	$190,002	$44,696	$60,559
Operating expenses:
Cost of services—physician practice salaries, benefits and other	78,966	109,332	136,960	32,430	43,943
General and administrative	27,587	32,330	37,874	8,239	10,732
Litigation loss and other claims(1), (2)	3,025	1,377	—	—	—
Depreciation and amortization	671	1,098	1,396	309	457

Total operating expenses	110,249	144,137	176,230	40,978	55,132

Income from operations	634	3,961	13,772	3,718	5,427
Investment income	342	233	397	93	164
Interest expense	(309)	(1,313)	(1,691)	(417)	(385)
Gain (loss) on fair value of preferred stock warrant liabilities(3)	(90)	(690)	(8,781)	48	—

Income before income taxes and cumulative effect of change in accounting principle	577	2,191	3,697	3,442	5,206
Income tax provision (benefit)(4)	(4,009)	413	4,564	1,429	2,186

Net income (loss) before cumulative effect of change in accounting principle	4,586	1,778	(867)	2,013	3,020
Cumulative effect of change in accounting principle	(941)	—	—	—	—

Net income (loss)	3,645	1,778	(867)	2,013	3,020
Accretion of redeemable convertible preferred stock(3)	(248)	(271)	(229)	(68)	—
Income allocable to preferred stockholders	(3,397)	(1,507)	—	(1,798)	(696)

Net income (loss) attributable to common stockholders	$—	$—	$(1,096)	$147	$2,324

Per share data(5):
Net income (loss) per share attributable to common stockholders—historical:
Basic	$—	$—	$(0.64)	$0.10	$0.20

Diluted	$—	$—	$(0.64)	$0.08	$0.20

Net income (loss) per share attributable to common stockholders—pro forma(6):
Basic	$0.36	$0.17	$(0.08)	$0.19	$0.22

Diluted	$0.35	$0.16	$(0.08)	$0.19	$0.21

Other Financial Information:
Net cash provided by (used in) operating activities	$1,415	$(4,768)	$1,442	$3,340	$2,649
Net cash provided by (used in) investing activities	(18,931)	754	(13,729)	(3,860)	(3,947)
Net cash provided by financing activities	8,758	3,239	13,317	3,339	33,823
Net increase (decrease) in cash and cash equivalents	(8,758)	(775)	1,030	2,819	32,525

	Actual	As Adjusted
	March 31, 2008	March 31, 2008 (7)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$39,501	$61,873	(8)
Total assets	132,185	154,557
Total long-term debt, including current portion	14,440	14,440
Total stockholders’ equity	92,349	114,721

(1)	In 2005, we recorded $3.0 million as a litigation loss related to a judgment resulting from an action brought by a former non-physician independent contractor. In December 2007, the judgment and accrued interest were paid in full.
(2)	During 2006, we settled a professional liability claim in excess of our insurance policy limit. We recorded the excess loss at the net present value of $1.3 million of which we paid $0.8 million during 2006 and the balance was paid in 2007. We also recorded additional legal fees related to the appeal of the judgment in connection with the action brought by a former non-physician independent contractor in 2005.
(3)	On October 29, 2007, our certificate of incorporation was amended to remove the redemption feature of our preferred stock. On such date, our redeemable convertible preferred stock was no longer redeemable and the warrants to purchase such stock were reclassified to permanent equity. Upon completion of our initial public offering in January 2008, warrants held by our preferred stockholders were automatically converted into 609,197 shares of our common stock in a cashless exchange using the treasury stock method and the remaining warrants, exercisable into 86,458 common shares, were classified as permanent equity with no further changes in fair value being recorded as a component of income so long as we maintain sufficient authorized but unissued shares to issue upon exercise of the warrants. In addition, accretion on preferred stock ceased upon conversion to common stock.
(4)	Prior to 2005, we placed a full valuation allowance on our deferred tax assets (DTA) to reduce the DTA to the amount that we believed more than likely than not to be realized. During 2005, the valuation allowance, primarily related to net operating losses was partially reversed based on historical earnings and expected future income from operations adequate to recognize a significant portion of the DTA. During 2006, the remaining valuation allowance for consolidated entities that file consolidated tax returns was reversed for the same reasons as for 2005.
(5)	All per share data has been adjusted to reflect the 1-for-6.4 reverse stock split which was completed in January 2008.
(6)	Pro forma earnings per share data assumes the conversion of preferred shares to common stock on the first day of such period at a ratio of 6.4:1 as well as a cashless exchange of warrants held by our preferred stockholders using the treasury stock method.
(7)	Reflects the sale of 1,110,231 shares of our common stock by us in this offering at a price of $22.08 per share.
(8)	Reflects estimated offering expenses of $0.8 million.

RISK FACTORS

Risks Related to our Business

The healthcare industry is complex and intensely regulated at the federal, state, and local levels and government authorities may determine that we have failed to comply with applicable laws or regulations.

As a company involved in the provision of healthcare services, we are subject to a myriad of federal, state, and local laws and regulations. There are significant costs involved in complying with these laws and regulations. Moreover, if we are found to have violated any applicable laws or regulations, we could be subject to civil and/or criminal damages, fines, sanctions, or penalties, including exclusion from participation in governmental healthcare programs, such as Medicare and Medicaid. We may also be required to change our method of operations. These consequences could be the result of current conduct or even conduct that occurred a number of years ago. We also could incur significant costs merely if we become the subject of an investigation or legal proceeding alleging a violation of these laws and regulations. We cannot predict whether a federal, state, or local government will determine that we are not operating in accordance with law, or whether the laws will change in the future and impact our business. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.

The following is a non-exhaustive list of some of the more significant healthcare laws and regulations that affect us:

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federal laws, including the federal False Claims Act, that prohibit entities and individuals from knowingly or recklessly making claims to Medicare, Medicaid, and other governmental healthcare programs, as well as third-party payors, that contain or are based upon false or fraudulent information;

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a provision of the Social Security Act, commonly referred to as the “anti-kickback” statute, that prohibits the knowing and willful offering, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration, in cash or in kind, in return for the referral or recommendation of patients for items and services covered, in whole or in part, by governmental healthcare programs such as Medicare and Medicaid;

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a provision of the Social Security Act, commonly referred to as the Stark Law or physician self-referral law, that (subject to limited exceptions) prohibits physicians from referring Medicare and Medicaid patients to an entity for the provision of certain “designated health services” if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship with the entity;

•	a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose or refund known overpayments;

•	similar state law provisions pertaining to anti-kickback, self-referral and false claims issues, which typically are not limited to relationships involving governmental payors;

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provisions of, and regulations relating to, the Health Insurance Portability and Accountability Act of 1996 (HIPAA), that prohibit knowingly and willfully executing a scheme or artifice to defraud a healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services;

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provisions of HIPAA limiting how healthcare providers may use and disclose individually identifiable health information and the security measures taken in connection with protecting that information and related systems, as well as similar state laws;

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federal and state laws that prohibit providers from billing and receiving payment from a governmental healthcare program for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered;

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federal laws that impose civil administrative sanctions for, among other violations, inappropriate billing of services to governmental healthcare programs, inappropriately reducing hospital care lengths of stay for such patients, or employing individuals who are excluded from participation in governmental healthcare programs;

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federal and state laws and policies that require healthcare providers to enroll in the Medicare and Medicaid programs before submitting any claims for services, to report certain changes in their operations to the agencies that administer these programs, and to re-enroll in these programs when changes in direct or indirect ownership occur;

•	state laws that prohibit general business entities from practicing medicine, controlling physicians’ medical decisions or engaging in certain practices, such as splitting fees with physicians;

•	laws in some states that prohibit non-domiciled entities from owning and operating medical practices in their states;

•	the U.S. Sentencing Commission Guidelines with respect to the development and implementation of an effective corporate compliance program;

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provisions of the Social Security Act that require entities that make or receive annual Medicaid payments of $5 million or more to provide their employees, contractors and agents with written policies and employee handbook materials on federal and state false claims acts and related statutes and that establish a new Medicaid Integrity Program designed to enhance federal and state efforts to detect Medicaid fraud, waste, and abuse and to increase financial incentives for both states and individuals to bring fraud and abuse claims against healthcare companies; and

•	federal and state laws and regulations restricting the techniques that may be used to collect past due accounts from consumers, such as our patients, for services provided to the consumer.

Providers in the healthcare industry are the subject of federal and state investigations, as well as payor audits.

Due to our participation in government and private healthcare programs, we are sometimes involved in inquiries, reviews, audits and investigations by governmental agencies and private payors of our business practices, including assessments of our compliance with coding, billing and documentation requirements. Federal and state government agencies have active civil and criminal enforcement efforts that include investigations of healthcare companies, and their executives and managers. Under certain circumstances, these investigations can also be initiated by private individuals. The Deficit Reduction Act of 2005 revised federal law to further encourage these federal, state and individually-initiated investigations against healthcare companies.

Responding to these audit and enforcement activities is costly and disruptive to our business operations, even when the allegations are without merit. If we are subject to an audit or investigation and a finding is made that we were incorrectly reimbursed, we may be required to repay these agencies or private payors, or we may be subjected to pre-payment reviews, which can be time-consuming and result in non-payment or delayed payment for the services we provide. We also may be subject to other financial sanctions or be required to modify our operations.

Our revenue may be negatively impacted by the failure of our affiliated hospitalists to appropriately document services they provide.

We rely upon our affiliated hospitalists to appropriately and accurately complete necessary medical record documentation and assign appropriate reimbursement codes for their services. Reimbursement to us is conditioned on our affiliated hospitalists providing the correct procedure and diagnosis codes and properly documenting the services themselves, including the level of service provided, and the medical necessity for the services. If our affiliated hospitalists have provided incorrect or incomplete documentation or selected inaccurate reimbursement codes, this could result in nonpayment for services rendered or lead to allegations of billing fraud.

This could subsequently lead to civil and criminal penalties, including exclusion from government healthcare programs, such as Medicare and Medicaid. In addition, third-party payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not covered, services provided were not medically necessary, or supporting documentation was not adequate. Retroactive adjustments may change amounts realized from third-party payors and result in recoupments or refund demands, affecting revenue already received.

Compliance with federal and state privacy laws is expensive, and we may be subject to government or private actions due to privacy and security breaches.

We must comply with numerous federal and state laws and regulations governing the collection, dissemination, use, security and confidentiality of patient-identifiable health information, including HIPAA. As part of our medical record keeping, third-party billing, and other services, we collect and maintain patient health information in paper and electronic format. This portion of our IPC-Link® platform relies solely on the electronic exchange of patient-identifiable healthcare information. New patient health information standards, whether implemented pursuant to federal or state action, could have a significant effect on the manner in which we handle healthcare-related data and communicate with payors, and compliance with these standards could impose significant costs on us or limit our ability to offer services, thereby negatively impacting the business opportunities available to us. Despite our efforts to prevent security and privacy breaches, they may still occur, especially with IPC-Link®. If our non-compliance with existing or new laws and regulations related to patient health information results in privacy or security breaches, we could be subject to monetary fines, civil suits, civil penalties or criminal sanctions.

Providers must be properly enrolled in governmental healthcare programs, such as Medicare and Medicaid, before they can receive reimbursement for providing services, and there may be delays in the enrollment process.

Each time a new affiliated hospitalist joins us, we must enroll the affiliated hospitalist under our applicable group number for Medicare or Medicaid programs and for certain managed care and private insurance programs before we can receive reimbursement for services the hospitalist renders to beneficiaries of those programs. The estimated time to receive approval for the enrollment is sometimes difficult to predict and, in recent years, the Medicare program carriers often have not issued these numbers to our affiliated hospitalists in a timely manner. These practices result in delayed reimbursement that may adversely affect our cash flow and revenues.

We may face malpractice and other lawsuits that may not be covered by insurance.

Malpractice lawsuits are common in the healthcare industry. The medical malpractice legal environment varies greatly by state. The status of tort reform, availability of non-economic damages or the presence or absence of other statutes, such as elder abuse or vulnerable adult statutes, influence the incidence and severity of malpractice litigation. We may also be subject to other types of lawsuits which may involve large claims and significant defense costs. Many states have joint and several liability for all healthcare providers who deliver care to a patient and are at least partially liable. As a result, if one healthcare provider is found liable for medical malpractice for the provision of care to a particular patient, all other healthcare providers who furnished care to that same patient, including possibly our affiliated hospitalists, may also share in the full liability which may be substantial. We currently maintain liability insurance coverage with a self-insured retention to cover professional liability and other claims. We cannot be certain that our insurance coverage will be adequate to cover liabilities arising out of claims asserted against us, our affiliated professional organizations or our affiliated hospitalists. In 2006, we had one instance, in a state with joint and several liability, where our insurance coverage was not adequate to cover liabilities arising out of a professional liability claim asserted against us, and we cannot assure this will not occur again in the future. We settled our portion of the claim at the net present value of $1.3 million, of which we paid $0.8 million during 2006 and the balance was paid in 2007. Settlement of this claim significantly reduced our pre-tax income, but did not significantly impact our cash flows. We cannot assure that any future liabilities will not have a material impact on our results of operations, cash flows or financial position. Liabilities in excess of our insurance coverage, including coverage for professional liability and other claims, could have a material adverse effect on our business, financial condition, and results of operations. In addition, our professional liability insurance coverage generally must be renewed annually and may not continue to be available to us in future years at acceptable costs and on favorable terms.

We have established reserves for potential medical malpractice liability losses which are subject to inherent uncertainties and a deficiency may lead to a reduction in our net income.

Our medical malpractice policies are written on a claims-made basis. We record reserves for our self-insurance retention and an estimate of our liabilities, on an undiscounted basis, for claims incurred but not reported during the policy period, based upon actuarial loss projections using our historical loss experience. These insurance reserves are inherently subject to uncertainty as they could be significantly affected if current and future occurrences differ from historical claim trends and expectations. While claims are monitored closely when estimating reserves, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in these estimates. The unpredictable nature of the reporting of claims could result in significant fluctuations in the loss estimate from period to period. It is possible that actual losses and related expenses may differ, perhaps substantially, from the reserve estimates reflected in our financial statements. We believe the recorded reserves are adequate and we have not recorded any significant change in estimate during 2005 and 2006. In the fourth quarter of 2007, we recorded a reduction of $0.8 million in our claims and professional liability reserves because our final 2007 year end actuarial loss projection was less than the interim actuarial loss projections for the year due to favorable trends in the ratio of claims to our number of encounters and improvements in the estimates of the ultimate costs per claim. No significant change in estimate occurred in the three months ended March 31, 2008. If subsequent actual paid claims exceed our estimated reserves, we may be required to increase reserves, which would lead to a reduction in our future net income. Our annual provision for medical malpractice claims as a percentage of net revenues for the years ended December 31, 2005, 2006 and 2007 was 2.1%, 2.9% and 1.4%, respectively.

Competition for hospitalists is intense, and we may not be able to hire and retain hospitalists to provide services.

We are dependent on our affiliated hospitalists to provide services and generate revenue. We compete with many types of healthcare providers, including teaching, research and government institutions, hospitals and other practice groups, for the services of clinicians. The limited number of residents entering the job market each year and the limited number of other licensed providers seeking to change employers makes it challenging to meet our hiring needs and may require us to increase hospitalist compensation in a manner that decreases our profit margins. The limited number of residents and other licensed providers also impacts our ability to recruit new hospitalists with the expertise necessary to provide services within our business and our ability to renew contracts with existing hospitalists on acceptable terms. If we do not do so, our ability to provide services could be adversely affected. Our 2007 affiliated hospitalist turnover rate was 21%. If this turnover rate were to increase, our recruiting efforts could be over-extended, our growth could be impeded, the consistency of our services could be negatively affected, and our reputation in the healthcare community could be adversely impacted.

We may be unable to enforce the non-competition covenants of departed affiliated hospitalists.

We usually enter into employment agreements with our affiliated hospitalists which typically can be terminated without cause by either party upon prior written notice. Substantially all of our affiliated hospitalists have agreed not to compete within a specified geographic area and at specific facilities for a one year period after termination of employment. The law governing enforcement of non-compete agreements and other forms of restrictive covenants varies from state to state.

Although we believe that the non-competition and other restrictive covenants of our affiliated hospitalists are reasonable in scope and duration and therefore enforceable under applicable state law, courts and arbitrators in some states are reluctant to strictly enforce non-compete agreements and restrictive covenants applicable to physicians. If a substantial number of our affiliated hospitalists leave and we are unable to enforce the non-competition covenants in the employment agreements, our business, financial condition and results of operations could be materially adversely affected. We cannot predict whether a court or arbitration panel would enforce these covenants and it could be costly to enforce such covenants.

Restrictions on immigration may affect our ability to compete for and provide services to our clients, which could adversely affect our ability to meet growth and revenue targets.

While all of our affiliated hospitalists have completed residencies in the United States, approximately 19% are not U.S. citizens. The ability of these affiliated hospitalists to work in the United States depends on our ability to obtain the necessary work visas and work permits. Existing and proposed limitations on, and eligibility restrictions for, these visas could have a significant impact on our ability to recruit hospitalists. Further, in response to recent global political events, the level of scrutiny in granting visas has increased. New security procedures may delay the issuance of visas and affect our ability to hire hospitalists in a timely manner.

Our reliance on work visas for a number of our affiliated hospitalists makes us particularly vulnerable to legislative changes and strict enforcement of new national security procedures, as it affects our ability to hire hospitalists who are not U.S. citizens. If we are not able to obtain a sufficient number of visas for these affiliated hospitalists or encounter delays or additional costs in obtaining or maintaining such visas, our ability to meet our growth and revenue targets could be adversely affected.

We may not make appropriate acquisitions, may fail to integrate them into our business, and/or these acquisitions may alter our current payor mix.

Our business is partially dependent on locating and acquiring or partnering with medical practices or individual physicians to provide hospitalist services. If we are not successful in finding attractive acquisition candidates that we can acquire on satisfactory terms, or if we cannot complete those acquisitions that we identify, we will not be able to realize the benefit of this part of our growth strategy. Furthermore, our acquisition strategy involves a number of risks and uncertainties, including:

•

We may not be able to identify suitable acquisition candidates or strategic opportunities or successfully implement or realize the expected benefits of any suitable opportunities. In addition, we compete for acquisitions with other potential acquirers, some of which may have greater financial or operational resources than we do. This competition may intensify due to the ongoing consolidation in the healthcare industry, which may increase our acquisition costs.

•

We may be unable to successfully integrate completed acquisitions, including our recently completed acquisitions and such acquisitions may fail to achieve the financial results we expected. Integrating completed acquisitions into our existing operations involves numerous short-term and long-term risks, including diversion of our management’s attention, failure to retain key personnel, failure to retain payor contracts and failure of the acquired entity to be financially successful.

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We cannot be certain of the extent of any unknown or contingent liabilities of any acquired business, including liabilities for failure to comply with applicable laws. We may incur material liabilities for past activities of acquired businesses. Also, depending on the location of the acquisition, we may be required to comply with laws and regulations that may differ from those of the states in which our operations are currently conducted.

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We may acquire individual or group medical practices that operate with lower profit margins as compared with our current or expected profit margins or which have a different payor mix than our other practice groups, which would reduce our profit margins. Depending upon the nature of the local healthcare market, we may not be able to implement our business model and this may depress our revenues and profitability.

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If we finance acquisitions by issuing equity securities or securities convertible into equity securities, our existing stockholders could be diluted, which, in turn, could adversely affect the market price of our stock. If we finance an acquisition with debt, it could result in higher leverage and interest costs. As a result, if we fail to evaluate and execute acquisitions properly, we might not achieve the anticipated benefits of these acquisitions, and we may increase our acquisition costs.

Changes in the rates or methods of third-party reimbursements may adversely affect our operations.

We derive the majority of our revenue from direct billings to governmental healthcare programs, such as Medicare and Medicaid, and private health insurance companies. As a result, any negative changes in the rates or methods of reimbursement for the services we provide would have a significant adverse impact on our revenue and financial results. Government funding for healthcare programs, in particular, is subject to unpredictable statutory and regulatory changes, administrative rulings, interpretations of policy and determinations by intermediaries, and governmental funding restrictions, all of which could materially impact program coverage and reimbursements for our services.

The Medicare program reimburses for our services based upon the rates in its Physician Fee Schedule. Each year on January 1st, the Medicare program updates the Physician Fee Schedule reimbursement rates. Many private payors use the Medicare Physician Fee Schedule to determine their own reimbursement rates. The current fee schedule methodology has significantly reduced the reimbursement rates for physician services. While Congress has intervened in the past few years to mitigate the impact of this, there is no guarantee that Congress will continue to do so in the future. Moreover, the existing methodology may result in significant yearly fluctuations in the Physician Fee Schedule amounts, which may be unrelated to changes in the actual costs of providing physician services. Unless there is a change in the Medicare Physician Fee Schedule methodology, the uncertainty regarding reimbursement rates and fluctuation will continue to exist. In November 2007, CMS released the Medicare Physician Fee Schedule which reduced reimbursement rates by 10.1% effective January 1, 2008. On December 29, 2007, the President signed into law a bill providing for a six month reprieve from this 10.1% reimbursement reduction. Instead of the reduction, the reimbursement rate will increase 0.5% over the 2007 reimbursement rates through June 30, 2008. However, unless Congress takes further action, on July 1, 2008, reimbursement rates will decrease by the previously announced 10.1%. For the past few years, Congress has intervened to prevent the implementation of the negative updates resulting from the Physician Fee Schedule formula; however, there can be no certainty over future reimbursement rates and fluctuation will continue to exist. A 1.0% change in Medicare reimbursement would result in an approximate 0.5% change in our net revenue.

Because governmental healthcare programs generally reimburse on a fee schedule basis rather than on a charge-related basis, we generally cannot increase our revenues from these programs by increasing the amount we charge for our services. If our costs increase, we may not be able to recover our increased costs from these programs. Government and private payors have taken and may continue to take steps to control the cost, eligibility for, use and delivery of healthcare services as a result of budgetary constraints, cost containment pressures and other reasons. We believe that these trends in cost containment will continue. These cost containment measures and other market changes in non-governmental insurance plans have generally restricted our ability to recover, or shift to non-governmental payors, any increased costs that we experience. Our business and financial operations may be materially affected by these developments.

If we inadvertently employ or contract with an excluded person, we may face government sanctions.

Individuals and entities can be excluded from participating in the Medicare and Medicaid programs for violating certain laws and regulations. This means that they are prohibited from receiving payment for their services rendered to Medicare or Medicaid beneficiaries, and entities who employ or contract with excluded individuals are prohibited from billing the Medicare or Medicaid programs for the excluded individual’s services. The U.S. Department of Health and Human Services Office of the Inspector General, or the OIG, maintains a list of excluded individuals and entities. There can be no assurance that we will not inadvertently hire or contract with an excluded person, or that any of our current employees or contracts will not become excluded in the future without our knowledge. If this occurs, we may be subject to substantial civil penalties and the hospitals at which we furnish services also may be subject to sanctions, for which they may seek recovery from us.

The hospitalist industry is competitive.

There are other companies and individuals currently providing hospitalist services. We compete directly with national, regional and local providers of inpatient healthcare, and other companies could enter the market in the future and divert some or all of our business. On a national basis our competitors include Team Health and Emcare, each of which may have greater financial and other resources available to them. We also compete with hospitalist groups and privately-owned hospitalist companies in each of our local markets. Existing or future competitors also may seek to compete with us for acquisitions, which could have the effect of increasing the price and reducing the number of suitable acquisitions, which would have an adverse impact on our growth strategy. Since there are virtually no capital expenditures required to enter the industry, there are few financial barriers to entry. Individual physicians, physician groups and companies in other healthcare industry segments, including hospitals with which we have contracts, some of which have greater financial, marketing and staffing resources, may become competitors in providing hospitalist services and this competition may have a material adverse effect on our business operations and financial position.

Because patients do not typically select their hospitalists, we are completely reliant on referrals from third parties.

Our business is based on referrals for our services. We receive referrals from community medical providers, emergency departments, payors, and hospitals in the same manner as other medical professionals receive patient referrals. We do not provide compensation to our referral sources for referring patients to us. A decrease in these referrals due to competition, concerns about the quality of our services, and other factors could result in a significant decrease in our revenues and adversely impact our financial condition. Similarly, we cannot assure that we will be able to obtain or maintain preferred provider status with significant third-party payors in the communities where we operate. If we are unable to maintain our referral base or our preferred provider status with significant third-party payors, it may negatively impact our revenues and our financial performance.

Hospitals may terminate their agreements with us or reduce the fees they pay us.

We currently derive approximately 5% of our revenue from contracts directly with hospitals for hospitalist services. Our current partner hospitals may decide not to renew our contracts, introduce unfavorable terms, or reduce fees paid to us. Any of these events may impact the ability of our practice groups to operate at such hospitals, which would negatively impact our revenue and profitability.

Some of the hospitals where our affiliated hospitalists provide services may have their medical staffs closed to non-contracted hospitalists.

In general, our affiliated hospitalists may only provide services in a hospital where they have certain credentials, called privileges, that are granted by the medical staff and controlled by legally binding medical staff bylaws of the hospital. The medical staff decides who will receive privileges, and the medical staff of the hospitals where we currently provide services or wish to provide services could decide that non-contracted hospitalists can no longer receive privileges to practice there. Such a decision would limit our ability to furnish services in a hospital, decrease the number of our affiliated hospitalists who could provide services, or preclude us from entering new hospitals. In addition, hospitals may attempt to enter into exclusive contracts for hospitalist services, which would exclude our affiliated hospitalists who are not part of the contracting group from providing services at that facility or reduce access to certain populations of patients within the hospital.

Many states prohibit business entities from owning or controlling medical practices.

The laws in many of the states in which we operate, or may operate in the future, prohibit business entities from practicing medicine and from exercising control over or employing physicians who practice medicine. This corporate practice of medicine prohibition is intended to prevent unlicensed persons from interfering with or inappropriately influencing the physician’s professional judgment. These and other laws may also prevent fee-splitting, which is the sharing of professional service income with non-professional or business interests. The interpretation and enforcement of these laws vary significantly from state to state. There is a risk that state authorities or courts may find that our relationships with our affiliated hospitalists and our practice groups violate state corporate practice of medicine and fee-splitting prohibitions. In addition, authorities or courts could determine that we have not complied with new laws which may be enacted, rendering our arrangements illegal. If any of these events occur, we may be subject to fines and penalties, and changes in our business model may be required.

We may be impacted by eligibility changes to government and private insurance programs.

Due to potential decreased availability of healthcare through private employers, the number of patients who are uninsured or participate in governmental programs may increase. A shift in payor mix from managed care and other private payors to government payors or the uninsured may result in a reduction in our rates of reimbursement or an increase in our uncollectible receivables or uncompensated care, with a corresponding decrease in our net revenue. Changes in the eligibility requirements for governmental programs also could increase the number of patients who participate in such programs or the number of uninsured patients. Even for those patients who remain with private insurance, changes in those programs could increase patient responsibility amounts, resulting in a greater risk for us of uncollectible receivables. These factors and events could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty collecting payments from third-party payors in a timely manner.

We derive significant revenue from third-party payors, and delays in payment or audits leading to refunds to payors may impact our net revenue. We assume the financial risks relating to uncollectible and delayed payments. In the current healthcare environment, payors are continuing their efforts to control expenditures for healthcare, including proposals to revise coverage and reimbursement policies. We may experience difficulties in collecting our revenue because third-party payors may seek to reduce or delay payment to which we believe we are entitled. If we are not paid fully and in a timely manner for such services or there is a finding that we were incorrectly paid, our revenues, cash flows, and financial condition could be materially adversely affected.

Certain federal and state laws may limit our effectiveness at collecting monies owed to us from patients.

We utilize third parties to collect from patients any co-payments and other payments for services that our hospitalists provide to the patients. The federal Fair Debt Collection Practices Act restricts the methods that third-party collection companies may use to contact and seek payment from consumer debtors regarding past due accounts. State laws vary with respect to debt collection practices, although most state requirements are similar to those under the Fair Debt Collection Practices Act. If our collection practices or those of our collection agencies are inconsistent with these standards, we may be subject to actual damages and penalties. These factors and events could have a material adverse effect on our business, financial condition and results of operation.

Unfavorable changes or conditions could occur in the states where our operations are concentrated.

Approximately 61% of our net revenue in 2007 was generated by our operations in four states. Texas, Arizona, Missouri and Michigan accounted for approximately 27%, 15%, 10% and 9%, respectively, of our revenue in 2007. Adverse changes or conditions affecting these states where our operations are concentrated, such as healthcare reforms, changes in laws and regulations, reduced Medicaid reimbursements and government investigations, may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to effectively adapt to changes in the healthcare industry, our business may be harmed.

Due to the importance of the healthcare industry in the lives of all Americans, federal, state, and local legislative bodies frequently pass legislation and promulgate regulations relating to healthcare reform. It is reasonable to believe that there may be increased federal oversight and regulation of the healthcare industry in the future. We cannot assure you as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of potential legislation on our business. It is possible that future legislation enacted by Congress or state legislatures could adversely affect our business or could change the operating environment of our targeted customers. It is possible that the changes to the Medicare or other governmental healthcare program reimbursements may serve as precedent to possible changes in other payors’ reimbursement policies in a manner adverse to us. Similarly, changes in private payor reimbursements could lead to adverse changes in Medicare and other governmental healthcare programs which could have a material adverse effect on our business, financial condition and results of operations.

Our business model depends on numerous complex management information systems, and any failure to successfully maintain these systems or implement new systems could materially harm our operations and result in potential violations of healthcare laws and regulations.

We depend on a complex, specialized, integrated management information system and standardized procedures for operational and financial information, as well as for our billing operations. We may be unable to enhance our existing management information systems or implement new management information systems where necessary. Additionally, we may experience unanticipated delays, complications, or expenses in implementing, integrating, and operating our systems. Our management information systems may require modifications, improvements, or replacements that may require both substantial expenditures as well as interruptions in operations. Our ability to implement these systems is subject to the availability of information technology and skilled personnel to assist us in creating and implementing these systems. Our failure to successfully implement and maintain all of our systems could have a material adverse effect on our business, financial condition and results of operations. Further, our failure to successfully operate our billing systems could lead to potential violations of healthcare laws and regulations.

We are dependent upon our key management personnel for our future success.

Our success depends to a significant extent on the continued contributions of our key management personnel, including our Chairman and Chief Executive Officer, Adam D. Singer, M.D., for the management of our business and implementation of our business strategy. We have entered into employment agreements with Dr. Singer as well as our other named executive officers. Our agreement with Dr. Singer has a three year term and the agreements with our other named executive officers have one year terms, in each case, subject to automatic renewals. We maintain key man life insurance on Dr. Singer in the amount of $3.0 million and IPC is the designated beneficiary of such policy. The loss of Dr. Singer or other key management personnel could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to effectively manage our growth.

We have experienced significant growth in our business and personnel over the years which we expect to continue. For example, from 2004 to 2007 our annual patient encounters increased from 1,065,000 to 2,153,000 and we increased our number of hospitalists from 292 to 546. We have managed this growth by augmenting the staff of our corporate office and the staff of our eleven operating regions. However, we may be unable to effectively manage this growth going forward with respect to appropriate hiring, training and oversight of personnel, or appropriate integration into our systems. These events could materially adversely impact our business, financial condition and results of operations.

Our intellectual property rights are valuable, and if we are unable to protect them or are subject to intellectual property rights claims, our business may be harmed.

Our intellectual property rights, including those rights related to IPC-Link® and certain trademarks, copyrights and trade secrets, are important assets for us. We do not hold any patents protecting our intellectual property. Various events outside of our control pose a threat to our intellectual property rights as well as to our business. For example, we may be subject to third-party intellectual property rights claims, and our technologies may not be able to withstand any such claims. Regardless of the merits of the claims, any intellectual property claims could be time-consuming and expensive to litigate or settle. In addition, if any claims against us are successful, we may have to pay substantial monetary damages or discontinue any of our practices that are found to be in violation of another party’s rights. We also may have to seek a license to continue such practices, which may significantly increase our operating expenses or may not be available to us at all. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete.

We might need to raise additional capital, which might not be available.

We may require additional equity or debt financing for additional working capital for expansion, to consummate acquisitions or if we suffer losses. In the event additional financing is unavailable to us, we may be unable to expand or make acquisitions and the price of our common stock may decline. If we need additional capital as a result of significant losses and additional financing is unavailable to us, we may default under covenants contained in our loan agreements and we may need to sell assets.

Our business strategy may require us to incur additional debt and from time to time the amount of our debt may be substantial, which may adversely affect our cash flows.

As of April 30, 2008, we had secured and unsecured indebtedness of $10.9 million. Our indebtedness could have important consequences. For example, it could:

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.

Any of these factors could materially adversely affect our business, financial condition and results of operations. In addition, under specified circumstances, our lenders could demand repayment of all of our debt, which would have a material adverse effect on our business, financial condition and results of operations. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can assure you that we would be able to do in a timely manner, on favorable terms or at all.

The terms of our debt could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.

Our existing secured debt contains, and any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to take actions that may be in our best interests. Our existing debt includes covenants, including requirements that:

•	generally do not allow us to borrow additional amounts without the approval of our lenders;

•	require us to notify our lender of, and grant security interests in, newly-acquired companies;

•	allow us to dispose of assets only in accordance with the terms of our existing secured debt;

•	restrict our ability to pay dividends without the approval of our lenders;

•	we do not impair our lenders’ security interests in our assets; and

•	require us to maintain minimum cash balances.

We may write-off intangible assets, such as goodwill.

Our intangible assets, which consist primarily of goodwill related to our acquisitions, are subject to annual impairment testing. Under current accounting standards, goodwill is tested for impairment on an annual basis and we may be subject to impairment losses as circumstances after an acquisition change. If we record an impairment loss related to our goodwill, it could have a material adverse effect on our results of operations for the year in which the impairment is recorded. The amount of goodwill recorded at March 31, 2008 is $38.1 million as compared to stockholders’ equity of $92.3 million.

Our quarterly results will likely fluctuate from period to period, which could increase the volatility in the price of our common stock.

We have historically experienced and expect to continue to experience quarterly fluctuations in revenue and net income. Absent the impact and timing of acquisitions, our net revenue has historically been higher in the first and fourth quarters of the year primarily due to the following factors:

•

The number of physicians we have on staff during the quarter, which may fluctuate based upon the timing of hires, caused by the end of the academic year for graduating resident physicians and the schedule of the Internal Medicine Board exams, and terminations in our existing practices; and

•

Fluctuations in patient encounters which is impacted by hospital census and physician productivity and often reflects seasonality due to the high occurrence of such illnesses as flu and pneumonia in patient populations.

As a result of the fluctuations caused by these factors and due to the timing of acquisitions, our results of operations for any quarter are not indicative of results of operations for any future period or full year. These variations in our results of operations could contribute to volatility in the price of our common stock.

Risks Related to the Offering

The market price of our common stock is subject to significant volatility, which could cause the value of your investment to decline significantly.

Since our initial public offering on January 25, 2008, the closing price of our common stock ranged from $16.57 to $23.84. Securities markets worldwide experience significant price and volume fluctuations, in response to general economic and market conditions and their effect on various industries. This market volatility could cause the price of our common stock to decline significantly without regard to our operating performance. In addition, the market price of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of public market analysts and investors.

Various factors could contribute to volatility of the price of our common stock in addition to those otherwise described in this prospectus, including:

•	actual or anticipated fluctuations in our operating results;

•	actual or anticipated changes in our growth rates or our competitors’ growth rates;

•	conditions in our industry generally;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our ability to raise additional capital;

•	changes in healthcare laws and regulations that affect us; and

•	changes in securities analyst recommendations regarding our common stock, other comparable companies or our industry generally.

As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the public offering price. In the past, following periods of volatility in the market price of a company’s securities, stockholders have sometimes instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which could significantly harm our profitability and reputation.

Trading in our stock since our initial public offering has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

The average daily trading volume in our common stock since our initial public offering on January 25, 2008 has been approximately 86,712 shares and the average daily number of transactions was approximately 251 for the same period. If limited trading in our common stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices.

If securities or industry analysts fail to publish research or reports about our business or publish negative research or reports, or our results are below analysts’ estimates, our stock price and trading volume could decline.

The trading market for our common stock may depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If analysts fail to regularly publish reports on us, we could fail to gain visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more analysts do cover us and downgrade our stock or our results are below analysts’ estimates, our stock price would likely decline.

We recently became subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

Upon the completion of our initial public offering on January 25, 2008, we became subject to reporting and other obligations under the Securities Exchange Act of 1934, or the Exchange Act, including the requirements of

Section 404 of the Sarbanes-Oxley Act. We will be subject to compliance with Section 404 on December 31, 2008. Section 404 requires annual management assessment of the effectiveness of our internal controls over financial reporting and a report by our independent auditors on internal controls. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources and they will add additional costs. We anticipate that we may need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures, implement an internal audit function and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls over our financial reporting could result in a material misstatement of our interim or annual financial statements.

A substantial number of shares of our common stock will become eligible for sale in the public market following the expiration of lock-up agreements after the date of this offering, which could cause the price of our common stock to decline.

Our officers, directors and the selling stockholders have agreed with the underwriters not to sell or otherwise dispose of any of their shares for a period of 90 days after the date of this offering. In addition, certain of our stockholders that entered into lock-up agreements in connection with our initial public offering are not selling common stock in this offering and have not entered into these new lock-up agreements. These stockholders hold 561,477 shares of our common stock that will become eligible for sale in the public market on July 23, 2008, subject to extension upon the occurrence of certain events. In each case, when these lock-up agreements expire, these shares will become eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act of 1933, or the Securities Act. Sales of a substantial number of these shares in the public market after our public offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

Our existing principal stockholders will continue to have significant influence over us after this offering, and could cause us to take actions with which you may disagree.

Our existing stockholders will continue to exert significant influence over us after the completion of this offering. Their interests may not coincide with yours and they may make decisions with which you may disagree. After this offering, our principal stockholders, i.e., stockholders holding more than 5% of our common stock prior to the offering, will together control approximately 21.18% of our outstanding common stock and our officers, directors and principal stockholders will together control approximately 25.88% of our outstanding common stock. As a result, these stockholders, acting individually or together, could significantly influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company and might affect the price of our common stock.

Provisions in our charter documents could limit another party’s ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

Our amended and restated certificate of incorporation and our bylaws contain several provisions that may make it substantially more difficult for a third-party to acquire us. This may make it more difficult or expensive for a third-party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock.

Our ability to designate the rights and preferences of undesignated preferred stock could result in the issuance of stock with rights and preferences that are superior to those of your shares, which could reduce the value of your investment.

Our amended and restated certificate of incorporation authorizes our board of directors to designate by resolution, different classes and/or series of stock from the 15,000,000 shares of preferred stock authorized. Our board of directors is also empowered to fix the relative rights, preferences, privileges and limitations of each class or series of preferred stock. This means that our board of directors may issue shares of preferred stock with rights and preferences, including, among other things, dividend, liquidation, redemption and voting rights, that are superior to the rights, preferences and privileges of the shares of common stock included in this offering. In addition, we may issue other securities, such as convertible promissory notes, that may have rights and preferences that are superior to those of the shares of our common stock. In addition, our board of directors has the ability, without further stockholder approval, to issue additional shares of our common stock and securities exercisable for, convertible into or exchangeable for shares of our authorized capital stock. The ability of our board of directors to designate the rights and preferences of the preferred stock could impede or deter an unsolicited tender offer, merger or takeover of our business, or make a change of control of our company difficult to accomplish. In addition, the issuance of shares of our common stock or other securities having rights and preferences superior to those of the shares of common stock being offered could reduce the value of our common stock.

We do not intend to pay cash dividends on our common stock, which means that capital appreciation, if any, of our common stock will be our stockholder’s only source of gain.

We do not intend to pay cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current, as well as any future, financing agreements may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, certain statements that we make under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” relating to the hospitalist industry, including our strategies, are forward-looking statements. When used in this prospectus, the words “may,” “will,” “could,” “should,” “target,” “potential,” “intend,” “anticipate,” “estimate,” “expect,” “project,” “believe,” “plan,” “seek” and similar expressions are intended to identify forward-looking statements.

These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. All forward-looking statements address matters that involve risks and uncertainties. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements. We are under no duty to update any forward-looking statements. Some of the factors that may cause actual results, developments, performance, business decisions and other events or circumstances to differ materially from those contemplated by any forward-looking statements include the risks and uncertainties discussed under the heading “Risk Factors.” You should carefully consider these risks, along with the following factors that could cause actual results to vary from our forward-looking statements:

•	potential penalties or changes to our operations if we fail to comply with complex and intensive government regulation of our industry;

•	the failure of our affiliated hospitalists to appropriately document services they provide;

•	the adequacy of our insurance coverage and insurance reserves;

•	our ability to recruit and retain qualified physicians and other healthcare professionals, and enforce the non-compete agreements with our affiliated hospitalists;

•	our ability to successfully integrate new acquisitions;

•	the effect of changes in rates or methods of third-party reimbursement;

•	our ability to successfully restructure our operations to comply with future changes in government regulation of our industry;

•	the high level of competition in our industry;

•	our ability to maintain our complex information management systems;

•	the limited experience of our management team in public company matters;

•	the loss of services of one or more members of our senior management team;

•	our ability to implement our business strategy;

•	changes in economic conditions specific to our industry; and

•	general economic and financial conditions.

These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or to the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward- looking statements as a prediction of actual results. These forward-looking statements are made only as of the date of this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $22.4 million from the sale of the 1,110,231 shares of common stock offered by us in this offering, based upon a public offering price of $22.08 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes, including the acquisition of physician practices and working capital.

We will not receive any proceeds from the sale of the shares by the selling stockholders. To the extent the underwriters exercise their over-allotment option, we will not receive any of the proceeds from the sale of over-allotment shares by the selling stockholders.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on The Nasdaq Global Market under the symbol “IPCM” since January 25, 2008. Prior to this time, there was no public market for our common stock. The following table sets forth the range of high and low sales prices per share as reported on The Nasdaq Global Market since our IPO for the periods indicated.

	High	Low
Fiscal 2008
First Quarter (beginning January 25, 2008)	$23.09	$16.25
Second Quarter (through June 16, 2008)	$24.20	$19.43

The last reported sale price of our common stock on The Nasdaq Global Market was $22.08 per share on June 16, 2008. As of June 16, 2008, there were approximately 306 record holders of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. The payment of dividends is within the discretion of our board of directors and will depend on our earnings, capital requirements and operating and financial position, among other factors. We expect to retain all of our earnings to finance the expansion and development of our business, and we currently have no plans to issue dividends in the foreseeable future. In addition, our existing credit facility limits, and any future debt agreements may restrict, our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Indebtedness.”

CAPITALIZATION

The following table sets forth, as of March 31, 2008, our cash and cash equivalents and capitalization:

•	On an actual basis; and

•

On an as adjusted basis to give effect to the receipt of net proceeds from the sale of 1,110,231 shares of common stock by us in this offering at our public offering price of $22.08 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the consolidated financial statements and the related notes, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

	March 31, 2008
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$39,501	$61,873
Total debt, including current portion of long-term debt	14,440	14,440

Stockholders’ equity:
Preferred stock, $.001 par value, 15,000,000 shares authorized, none issued	—	—
Common stock, $.001 par value, 50,000,000 shares authorized, and 14,869,346 actual issued and outstanding at March 31, 2008 and 15,979,577 shares issued and outstanding, as adjusted	15	16
Additional paid-in capital	101,961	124,332
Accumulated deficit	(9,627)	(9,627)

Total stockholders’ equity	92,349	114,721

Total capitalization	$106,789	$129,161

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents selected consolidated financial and operating data as of the dates and for the periods indicated. The selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007, have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of income data for the three months ended March 31, 2007 and 2008, and the selected consolidated balance sheet data as of March 31, 2008, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of income data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 from our audited consolidated financial statements which are not included in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary to state fairly our financial position and results of operations as of and for the periods presented. You should read the information contained in this table in conjunction with the “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus. Historical results of operations and financial position are not necessarily indicative of the results that may be expected for future periods.

	Year Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
	(dollars in thousands, except for per share data)
Consolidated Statements of Income Data:
Net revenue	$75,555	$91,668	$110,883	$148,098	$190,002	$44,696	$60,559
Operating expenses:
Cost of services—physician practice salaries, benefits and other	51,944	62,660	78,966	109,332	136,960	32,430	43,943
General and administrative	21,532	24,351	27,587	32,330	37,874	8,239	10,732
Litigation loss and other claims(1), (2)	—	—	3,025	1,377	—	—	—
Depreciation and amortization	944	781	671	1,098	1,396	309	457

Total operating expenses	74,420	87,792	110,249	144,137	176,230	40,978	55,132

Income from operations	1,135	3,876	634	3,961	13,772	3,718	5,427
Investment income	111	161	342	233	397	93	164
Interest expense	(138)	(115)	(309)	(1,313)	(1,691)	(417)	(385)
Gain (loss) on fair value of preferred stock warrant liabilities(3)	—	—	(90)	(690)	(8,781)	48	—

Income before income taxes and cumulative effect of change in accounting principle	1,108	3,922	577	2,191	3,697	3,442	5,206
Income tax provision (benefit)(4)	235	283	(4,009)	413	4,564	1,429	2,186

Net income (loss) before cumulative effect of change in accounting principle	873	3,639	4,586	1,778	(867)	2,013	3,020
Cumulative effect of change in accounting principle	—	—	(941)	—	—	—	—

Net income (loss)	873	3,639	3,645	1,778	(867)	2,013	3,020
Accretion of redeemable convertible preferred stock(3)	—	—	(248)	(271)	(229)	(68)	—
Income allocable to preferred stockholders	(873)	(3,624)	(3,397)	(1,507)	—	(1,798)	(696)

Net income (loss) attributable to common stockholders	$—	$15	$—	$—	$(1,096)	147	$2,324

Per share data(5):
Net income (loss) per share attributable to common stockholders—historical:
Basic	$—	$0.02	$—	$—	$(0.64)	$0.10	$0.20

Diluted	$—	$0.01	$—	$—	$(0.64)	$0.08	$0.20

Net income (loss) per share attributable to common stockholders—pro forma(6):
Basic	$0.09	$0.36	$0.36	$0.17	$(0.08)	$0.19	$0.22

Diluted	$0.08	$0.35	$0.35	$0.16	$(0.08)	$0.19	$0.21

Other Operating Data:
Number of patient encounters (in thousands)	921	1,065	1,302	1,747	2,153	504	684
Hospitalists at end of the year	268	292	421	432	546	n/a	n/a
Other Financial Information:
Net cash provided by (used in) operating activities	$4,221	$9,378	$1,415	$(4,768)	$1,442	$3,340	$2,649
Net cash provided by (used in) investing activities	719	(83)	(18,931)	754	(13,729)	(3,860)	(3,947)
Net cash provided by (used in) financing activities	(3,028)	299	8,758	3,239	13,317	3,339	33,823
Net increase (decrease) in cash and cash equivalents	1,912	9,594	(8,758)	(775)	1,030	2,819	32,525

	December 31,					March 31,
	2003	2004	2005	2006	2007	2007	2008
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,885	$15,479	$6,721	$5,946	$6,976	$8,765	$39,501
Total assets	30,589	39,613	63,187	76,029	97,376	82,023	132,185
Total debt including current portion of long-term debt	1,103	1,000	11,458	14,451	26,822	17,532	14,440
Redeemable convertible preferred stock	42,831	43,231	42,731	43,002	—	43,070	—
Total stockholders’ equity (deficit)	(20,058)	(16,416)	(12,796)	(11,014)	43,017	(9,313)	92,349

(1)	In 2005, we recorded $3.0 million as a litigation loss related to a judgment resulting from an action brought by a former non-physician independent contractor. In December 2007, the judgment and accrued interest were paid in full.
(2)	During 2006, we settled a professional liability claim in excess of our insurance policy limit. We recorded the excess loss at the net present value of $1.3 million of which we paid $0.8 million during 2006 and the balance was paid in 2007. We also recorded additional legal fees related to the appeal of the judgment in connection with the action brought by a former non-physician independent contractor in 2005.
(3)	On October 29, 2007, our certificate of incorporation was amended to remove the redemption feature of our preferred stock. On such date, our redeemable convertible preferred stock was no longer redeemable and the warrants to purchase such stock were reclassified to permanent equity. Upon completion of our initial public offering in January 2008, warrants held by our preferred stockholders were automatically converted into 609,197 shares of our common stock in a cashless exchange using the treasury stock method and the remaining warrants, exercisable into 86,458 common shares, were classified as permanent equity with no further changes in fair value being recorded as a component of income so long as we maintain sufficient authorized but unissued shares to issue upon exercise of the warrants. In addition, accretion on preferred stock ceased upon conversion to common stock.
(4)	Prior to 2005, we placed a full valuation allowance on our deferred tax assets (DTA) to reduce the DTA to the amount that we believed more than likely than not to be realized. During 2005, the valuation allowance, primarily related to net operating losses was partially reversed based on historical earnings and expected future income from operations adequate to recognize a significant portion of the DTA. During 2006, the remaining valuation allowance for consolidated entities that file consolidated tax returns was reversed for the same reasons as for 2005.
(5)	All per share data has been adjusted to reflect the 1-for-6.4 reverse stock split which was completed in January 2008.
(6)	Pro forma earnings per share data assumes the conversion of preferred shares to common stock on the first day of such period at a ratio of 6.4:1 as well as a cashless exchange of warrants held by our preferred stockholders using the treasury stock method.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion highlights the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described. This discussion should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. The operating results for the periods presented were not significantly affected by inflation.

Company Overview

We believe we are the largest dedicated hospitalist company in the United States based on revenues, patient encounters and number of affiliated hospitalists. Currently, either through our wholly-owned subsidiaries or our affiliated professional organizations, we employ or affiliate with over 570 hospitalists who provide hospitalist services at over 340 hospitals and medical facilities in sixteen states. We have had more than 6.1 million patient encounters since the beginning of 2005. Our early entry into the emerging hospitalist industry has permitted us to establish a reputation and leadership position that we believe has become closely identified with hospitalist medicine.

We began operating our first hospitalist practice in 1998 and have increased the number of our practice groups to over 140. Since the beginning of 2005, we have acquired twenty one practice groups and successfully integrated them into IPC and onto IPC-Link®. Our affiliated hospitalists are primarily full-time employees of our wholly-owned subsidiaries of our affiliated professional organizations, although we also have contracts with over 300 other physicians and non-physician providers, who provide episodic care on weekends or evenings, as needed.

Key Performance Indicators

We manage our business by monitoring certain key performance indicators that impact our revenue and profitability. The most important key performance indicators for our business are:

•

Patient encounters—billable encounters generated by our affiliated hospitalists. Typically we have one billable encounter per patient per day although our affiliated hospitalists may have several interactions with a patient during a twenty-four hour period.

•	Revenue per encounter—net revenue from patient billings divided by patient encounters.

•

Average encounters per hospitalist per day—the number of patient encounters for a day divided by the number of hospitalists, adjusted for full or part-time status, measured for the same period. We use this metric to monitor our affiliated hospitalists’ productivity.

Geographic Coverage and Revenue

During 2005, 2006 and 2007 approximately 70%, 65% and 61% respectively, of our net revenue was generated by operations in four states: Arizona, Michigan, Missouri and Texas. Over those same periods, our operations in Texas accounted for approximately, 29%, 25% and 27% of our net revenue. Although we continue to seek to diversify the geographic scope of our operations, primarily through acquisitions of physician group practices or by recruiting new hospitalists or entering into new hospital contracts, we may not be able to successfully implement or realize the expected benefits of any of these initiatives. Adverse changes or conditions affecting states in which our operations are concentrated, such as healthcare reforms, changes in laws and regulations, reduced Medicaid reimbursements, or government investigations, may have a material adverse effect on our business, financial condition and results of operations.

We generate approximately 95% of our revenue primarily from billings to third-party payors such as Medicare, Medicaid, managed care organizations and insurance companies. We generate the remaining 5% of our revenue from hospitals and other inpatient facilities for organizing and managing hospitalist programs or providing coverage for patients admitted from the emergency department who otherwise have no assigned admitting physician.

Our affiliated hospitalists generally document and submit billing codes daily through the use of IPC-Link®, our proprietary technology system. IPC-Link® captures all our patient demographic and clinical information for billing and submits this data electronically after a series of automated edits and manual review of any exceptions. Our automated edit procedures follow specific business rules to correct billing errors. We utilize a sophisticated tracking and monitoring system to obtain receipt of appropriate reimbursement from our payors and identify billing issues and trends early in the reimbursement process. Our monitoring system is able to identify when we are reimbursed less than what we are contracted to receive and report when we have not received appropriate payment or other issues have developed. Based on the information from our monitoring system, our collection department contacts third party payors to resolve billing issues and to expedite our collections. If we have a contractual relationship with the payor, we pursue the collection until the issue is resolved. If we are unable to collect from third-party payors and we do not have a contractual relationship with the payor, we bill the patient for the unpaid balance. We use outside service organizations to invoice and collect co-payments and/or deductibles from insured patients and discounted fees from uninsured, or self-pay, patients. After 120 days of internal collection efforts, we write off the unpaid accounts and send them to an outside collection agency.

We determine our net revenue from patient billings based on our estimate of collections from payors. Our fee schedule is the same for all parties regardless of geography or party responsible for paying the bill for our services. We are reimbursed by Medicare and Medicaid at government established rates, by managed care and insurance organizations at contracted rates or other discounted rates and have various arrangements with other third-party insurers. In addition, patients may be personally responsible for a deductible or co-payment under their third-party payor coverage. We may provide discounted or free services to self-pay patients who require hospital admission when we are providing admission coverage for emergency departments, if our collection attempts are unsuccessful. Due to the uncertainty regarding collectibility of charges associated with services we provide to uninsured patients and patients with co-pay or deductible balances, our net revenue recognition for these patients is based on our expected cash collections.

With respect to our revenue generated from billings to third-party payors, the table below summarizes our approximate payor mix as a percentage of patient encounters for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Medicare	47%	46%	46%
Medicaid	7%	6%	5%
Other third parties	39%	39%	39%
Self-pay patients	7%	9%	10%

	100%	100%	100%

The increase in the percentage of our self-pay patient encounters from the beginning of 2005 to the end of 2007 reflects the increase in our business related to coverage of emergency departments in hospitals. The percentage of our net revenue related to self-pay patients is a significantly smaller percentage of our total revenues as much of these services are uncompensated.

Seasonality and Quarterly Fluctuations

The following table presents unaudited quarterly operating results for the nine quarters ended March 31, 2008. We believe that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly operating results when read in conjunction with our consolidated financial statements. We have historically experienced and expect to continue to experience quarterly fluctuations in net revenue and income from operations. Absent the impact and timing of acquisitions, our net revenue has historically been higher in the first and fourth quarters of the year primarily due to the following factors:

•

The number of physicians we have on staff during the quarter which may fluctuate based upon the timing of hires caused by the end of the academic year for graduating resident physicians and the schedule of the Internal Medicine Board exams and terminations in our existing practices; and

•

Fluctuations in patient encounters which are impacted by hospital census and physician productivity and often reflect seasonality due to the higher occurrence of such illnesses as flu and pneumonia in patient populations in the first quarter.

We have significant fixed operating costs, including physician practice salary and benefits and, as a result, are highly dependent on patient encounters and the productivity of our hospitalists to sustain profitability. Additionally, quarterly results may be affected by the timing of acquisitions and the hiring and termination of our affiliated hospitalists.

	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007	Mar 31, 2008
Net revenue	$36,241	$35,406	$36,282	$40,169	$44,696	$44,890	$47,839	$52,577	$60,559
Operating expenses:
Cost of services—physician practice salaries, benefits and other	26,296	25,755	27,780	29,501	32,430	32,252	35,408	36,870	43,943
General and administrative	7,499	7,922	7,824	9,085	8,239	9,099	9,274	11,262	10,732
Litigation loss and other claims	66	—	1,317	(6)	—	—	—	—	—
Depreciation and amortization	208	307	313	270	309	334	360	393	457

Total operating expenses	34,069	33,984	37,234	38,850	40,978	41,685	45,042	48,525	55,132

Income (loss) from operations	$2,172	$1,422	$(952)	$1,319	$3,718	$3,205	$2,797	$4,052	$5,427

Factors Affecting Operating Results

Rate Changes by Government Sponsored Programs

The Medicare program reimburses for our services based upon the rates in its Physician Fee Schedule, and each year the Medicare program updates the Physician Fee Schedule reimbursement rates based on a formula approved by Congress in the Balanced Budget Act of 1997. Many private payors use the Medicare fee schedule to determine their own reimbursement rates. In November 2007, CMS released the Medicare Physician Fee Schedule which reduced reimbursement rates by 10.1% effective January 1, 2008. On December 29, 2007, the President signed into law a bill providing for a six month reprieve from this 10.1% reimbursement reduction. Instead of the reduction, the reimbursement rate will increase 0.5% over the 2007 reimbursement rates through June 30, 2008. However, unless Congress takes further action, on July 1, 2008, reimbursement rates will decrease by the previously announced 10.1%. For the past few years, Congress has intervened to prevent the implementation of the negative updates resulting from the Physician Fee Schedule formula; however there can be no certainty over future reimbursement rates and fluctuation will continue to exist.

Although CMS announced that the January 1, 2008 Medicare rates were to include an overall 0.5% increase in physician rates, the rate change resulted in an overall 0.75% decrease in the rates for the Medicare codes we use and a 0.38% decrease in our net revenue per encounter. A 1.0% change in Medicare reimbursement would result in an approximate 0.5% change in our net revenue per encounter.

Professional Liability Rates

Medical malpractice premium rates are affected by a variety of factors both internal, including our own loss experience and the associated defense costs, and external such as medical malpractice loss experience for internal medicine physicians which varies greatly across different regions, state laws covering tort reform, the local climate for large jury awards, the rate of investment income and reinsurance costs, all of which can result in wide variations in premium rates not only from region to region, but also from year to year. In December 2007, we renewed our current professional liability insurance policy for 2008, which must be renewed on an annual basis. We expect to be able to continue to obtain coverage in future years; however, such coverage may not continue to be available at acceptable costs and favorable terms. The factors discussed above could lead to variations in future costs.

Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions relating to the reporting of results of operations, financial condition and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. The following are our most critical accounting estimates, which are those that require management’s most difficult, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We have not recorded a significant change to the operating results for the two years ended December 31, 2005 and 2006 that resulted from changes in estimates related to a prior period. In the fourth quarter of 2007, we recorded a reduction of $0.8 million in our claims and professional liability reserves because our final 2007 year end actuarial loss projection was less than the interim actuarial loss projections for the year due to favorable trends in the ratio of claims to our number of encounters and improvements in the estimates of the ultimate costs per claim. No significant change in estimate occurred in the three months ended March 31, 2008.

The following discussion is not intended to represent a comprehensive list of our accounting estimates. For a detailed discussion of the application of these and other accounting policies, see Note 1 to our audited consolidated financial statements included in this prospectus.

Principles of Consolidation

Our consolidated financial statements include the accounts of IPC The Hospitalist Company, Inc. and its wholly owned subsidiaries and its affiliated professional organizations, which are managed under long-term management agreements. These management agreements have an initial term of 20 years and are automatically renewable for successive 10-year periods unless terminated by either party for cause. Based on the provisions of the agreements, we have determined that our affiliated professional organizations are variable interest entities, and that we are the primary beneficiary as defined in Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (Revised) (FIN 46R). Consequently we consolidate the revenue and expenses of the affiliated professional organizations from the date of execution of the agreements.

Revenues

Net revenue primarily consists of fees for medical services provided by our affiliated hospitalists under fee-for-service and other professional fee arrangements with various payors including Medicare, Medicaid, managed care organizations, insurance companies and hospitals.

We report net revenue in the period in which services are provided, at rates that reflect the amount expected to be collected. Although we have standard billing rates in our system, we do not use these standard billing rates for recording the amount of revenue we expect to collect. Some providers of medical services record revenue at their standard billing rates with an allowance for contractual discounts. The process of estimating the ultimate amount of revenue to be collected is highly subjective and requires the application of judgment based on many factors, including contractual reimbursement rates, the payor mix, age of receivables, historical cash collection experience and other relevant information. Revenue related to patient responsibility accounts, including both deductible and co-pays for insured patients and discounted fees for uninsured patients, is recorded at amounts reasonably assured of collection.

The evaluation of these factors, as well as the interpretation of governmental regulations and private insurance contract provisions, involves complex, subjective judgments. As a result of the inherent complexity of these calculations, our actual revenues and net income, and our accounts receivable, could vary from the amounts reported.

Accounts Receivable

Accounts receivable primarily consists of amounts due from third-party payors, including governmental programs, such as Medicare and Medicaid, managed care organizations, insurance companies, hospitals and amounts due from patients. Accounts receivable are stated at the amount expected to be collected, net of reserves for amounts estimated by management to be uncollectible. We write off uncollectible accounts receivable after reasonable collection efforts have been exhausted. We also regularly analyze the ultimate collectibility of accounts receivable after certain stages of the collection cycle using a look-back analysis to determine the amount of receivables subsequently collected and adjustments are recorded when necessary.

The following table summarizes our accounts receivable aging by payor as of December 31, 2007 and December 31, 2006 (dollars in thousands):

		As of December 31, 2007
Payor	Days Aged	0-30	31-60	61-90	91-120	121+	Total
Medicare		$7,323	$2,320	$1,846	$925	$1,270	$13,684
Medicaid		892	428	347	286	704	2,657
Other third parties		8,542	3,245	2,028	1,196	2,715	17,726
Private pay patients		537	478	445	348	553	2,361

Aged patient accounts receivable		$17,294	$6,471	$4,666	$2,755	$5,242	36,428

Less: Unposted cash(1)							(5,614)
Add: Unbilled revenue(2)							7,552
Add: Hospital contract & other receivables							1,128

Accounts receivable, net(3)							$39,494

		As of December 31, 2006
Payor	Days Aged	0-30	31-60	61-90	91-120	121+	Total
Medicare		$5,766	$2,048	$917	$509	$1,098	$10,338
Medicaid		703	462	294	150	742	2,351
Other third parties		7,189	4,800	1,827	875	2,107	16,798
Private pay patients		634	477	352	239	468	2,170

Aged patient accounts receivable		$14,292	$7,787	$3,390	$1,773	$4,415	31,657

Less: Unposted cash(1)							(6,944)
Add: Unbilled revenue(2)							5,590
Add: Hospital contract & other receivables							1,215

Accounts receivable, net(3)							$31,518

(1)	Unposted cash represents cash receipts which have been deposited into our bank accounts but have not been posted to the aged accounts in our billing system.
(2)	Unbilled revenue represents the net revenue for hospitalist services that have been provided to patients but for which a bill has not yet been processed by us.
(3)	The increase in our accounts receivable in 2007 compared to 2006 of $8.0 million was in line with our revenue growth in 2007. Our days sales outstanding (DSO) decreased from 72 at December 31, 2006 to 69 at December 31, 2007. We calculate DSO using a three month rolling average of net revenues.

Goodwill and Other Intangible Assets

We record acquired assets and liabilities at their respective fair values under the purchase method of accounting. Goodwill represents the excess of cost over the fair value of the net assets acquired. Other intangible assets primarily represent the fair value of hospital service contract agreements and non-compete agreements acquired in connection with certain asset purchase agreements. Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite-lived intangible assets are not amortized. Separable identified intangible assets that have finite lives are amortized over their useful lives.

We review and evaluate goodwill and other intangible assets for impairment on an annual basis, as well as when events or changes in business conditions suggest potential impairment, at the entity level since we operate in only one line of business. The testing for impairment is completed using a two step test. The first step compares the fair value of our Company with its carrying amount, including goodwill. If the carrying amount of the entity exceeds its fair value, a second step is performed to determine the amount of any impairment loss. During 2005, 2006 and 2007, no impairment indicators were present and no impairment was recognized.

Claims Liability and Professional Liability Reserves

We are self-insured up to certain limits for costs associated with professional liability claims. We establish reserves for the self-insurance retention. Our malpractice policies are on a claims-made basis; consequently, we establish reserves on an undiscounted basis for estimates of the loss that we will ultimately incur on claims that have been incurred but not reported. These reserves are based upon actuarial loss projections, which are updated semi-annually. The actuarial loss projections consider a number of factors, including historical claim payment patterns and changes in case reserves and the assumed rate of increase in healthcare costs. Historical experience and recent trends in the historical experience are the most significant factors in the determination of these reserves. We believe the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these subjective accruals. In the fourth quarter of 2007, we recorded a reduction of $0.8 million in our claims and professional liability reserves because our final 2007 year end actuarial loss projection was less than the interim actuarial loss projections for the year due to favorable trends in the ratio of claims to our number of encounters and improvements in the estimates of the ultimate costs per claim. However, given the magnitude of the claims involved and the length of time until the ultimate cost is known, the use of any estimation technique in this area is inherently sensitive and subject to change when actual paid claims information becomes known. Accordingly, our recorded reserves could differ from our ultimate costs related to these claims due to changes in our incident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases.

Preferred Stock Warrants

We applied the provisions of Financial Accounting Standards Board (FASB) Staff Position (FSP) No. 150-5: Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (FSP 150-5), an interpretation of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, to our preferred stock warrants and, accordingly, recorded these preferred stock warrants at fair value. Pursuant to FSP 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities in the consolidated balance sheet at fair value, and changes in the fair value during the period are recorded as a component of other income (expense).

We applied the transition provisions of FSP 150-5 beginning July 1, 2005, and recorded a cumulative effect adjustment as of that date, and in subsequent periods, we recorded the change in fair value of the warrants as a component of our other income (expense), and recorded accretion of our preferred stock as reduction to net income available to our common stockholders.

On October 29, 2007, we amended our Certificate of Incorporation to remove the redemption feature of our preferred stock. At that date, the warrants were reclassified in our balance sheet to equity and no further changes in fair value will be recorded so long as we continue to meet the conditions as set forth in Emerging Issues Task Force Issue Number 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and maintain sufficient authorized but unissued shares to issue upon exercise of the warrants. At the completion of our initial public offering in January 2008 warrants held by our preferred stockholders automatically converted into 609,197 shares of our common stock in a cashless exercise using the treasury stock method. Warrants held by a certain lender also converted at the completion of our initial public offering into 32,143 shares of common stock in a cashless exchange using the treasury method. The remaining warrants are exercisable into 41,815 shares of common stock.

Accounting Changes and New Accounting Pronouncements

Recently Adopted Accounting Changes

In July 2006, the Financial Accounting Standards Board (FASB) released Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting and disclosure for uncertainty in income taxes recognized in financial statements. FIN 48 prescribes a comprehensive accounting model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that we have taken or expect to take on a tax return. We adopted FIN 48 beginning January 1, 2007, and as a result we recognized a cumulative effect adjustment of $0.5 million to retained earnings. In addition, we initially reclassified $1.6 million from deferred taxes to a liability for uncertain tax positions which related to tax positions taken on temporary differences. As anticipated, we recorded a reduction to our unrecognized tax benefits from $1.6 million to $0.1 million in the third quarter ended September 30, 2007 due to the deductibility of a temporary difference. This reduction, however, had no impact on our tax provision for the period. Further reduction of our unrecognized tax benefits occurred in the fourth quarter due to a change of facts eliminating the uncertain tax position.

In September 2006, FASB issued Statement of Financial Accounting Standards SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS 157 requires the fair value of an asset or liability to be based on a market based measure which will reflect the credit risk of the company. SFAS 157 also requires expanded disclosure requirements which will include the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We adopted SFAS 157, for financial assets and liabilities on January 1, 2008. The adoption of SFAS 157, for financial assets and liabilities, did not have a material impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS 159 on January 1, 2008. We did not elect to record at fair value any of our financial assets or liabilities that were not previously recorded at fair value under other accounting literature.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141(R)), which replaces FASB Statement No. 141. SFAS 141(R) introduces significant changes in the accounting for and reporting of business acquisitions. SFAS 141(R) changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. Pursuant to SFAS 141(R) an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions and all transaction related costs will be expensed. In addition, SFAS 141(R) will impact the annual goodwill impairment test associated with acquisitions. The provisions of SFAS 141(R) are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact that the adoption of SFAS 141(R) will have on our consolidated financial statements will depend on the nature, terms and size of business combinations that occur after the effective date.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 5, (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning January 1, 2009. We do not expect the adoption of SFAS 160 to have a material impact on our financial position or results of operations.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used by financial statement preparers in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the Unites States. SFAS 162 should be effective 60 days following the Security and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to the current GAAP hierarchy as set forth in AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. We do not expect the adoption of SFAS 162 to have a material impact on our financial position or results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not have, nor do we believe will have, a material impact on our present or future consolidated financial statements.

Results of Operations

Consolidated Results

The following table sets forth selected consolidated statements of income information stated as a percentage of net revenue:

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(Unaudited)
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of services-physician practice salaries, benefits and other	71.2%	73.8%	72.1%	72.6%	72.6%
General and administrative	24.9%	21.8%	19.9%	18.4%	17.7%
Litigation loss and other claims	2.7%	0.9%	0.0%	0.0%	0.0%
Depreciation and amortization	0.6%	0.8%	0.7%	0.7%	0.7%

Total operating expenses	99.4%	97.3%	92.7%	91.7%	91.0%

Income from operations	0.6%	2.7%	7.3%	8.3%	9.0%
Investment income	0.3%	0.2%	0.2%	0.2%	0.3%
Interest expense	(0.3)%	(0.9)%	(0.9)%	(0.9)%	(0.7)%
(Loss) gain on fair value of preferred stock warrant liabilities	(0.1)%	(0.5)%	(4.6)%	0.1%	0.0%

Income before income taxes and cumulative effect of change in accounting principle	0.5%	1.5%	2.0%	7.7%	8.6%
Income tax provision (benefit)	(3.6)%	0.3%	2.4%	3.2%	3.6%

Net income before cumulative effect of change in accounting principle	4.1%	1.2%	(0.4)%	4.5%	5.0%

Three months ended March 31, 2008 compared to three months ended March 31, 2007.

Net revenue for the three months ended March 31, 2008 was $60.6 million, an increase of $15.9 million, or 35.6%, from $44.7 million for the three months ended March 31, 2007. Of this $15.9 million increase, $9.3 million, or 58.5% was attributable to same-market area growth and $6.6 million was attributable to revenue generated from completed acquisitions and new geographical areas opened during 2007 and 2008. Same-market areas are those geographic areas in which we have had operations for the entire current period and the entire comparable prior period. Because in-market area acquisitions are often small practice groups which become subsumed within our existing practice groups and are managed by our existing regional management staff, we consider these as part of our same-market area growth. The change in same-market area net revenue was primarily the result of a 20.4% increase in patient encounters from both existing hospitalists and new hospitalists either hired or added through an in-market area group acquisition. Our overall revenue per encounter only decreased by 0.2% despite a decrease in revenue per encounter of 0.75% attributable to Medicare patients. Overall revenue per encounter decreased slightly due to offsetting factors. The CMS physician fee schedule update, effective as of January 1, 2008, resulted in a net decrease of 0.75% in Medicare reimbursement for the in-patient codes we bill. Improvements in our billing processes and collections offset these reductions resulting in an overall increase of 0.7% in revenue per encounter for same-market areas. In addition the recent acquisition in New England had a downward effect on overall revenue per encounter as these hospitalists had not yet been fully transitioned onto IPC’s programs.

Physician practice salaries, benefits and other expenses for the three months ended March 31, 2008 were $43.9 million or 72.6% of net revenue compared to $32.4 million or 72.6% of net revenue for the three months ended March 31, 2007. These costs increased by $11.5 million or 35.5%. Same-market area physician costs increased a total of $6.7 million of which $1.9 million was primarily the result of increased practice bonuses and other costs related to an increase in existing hospitalists’ productivity and $4.8 million resulted from costs of net new hires or acquired physicians in the same-market area practices. The remaining increased cost of $4.8 million is attributable to physician costs associated with new market openings and new market acquisitions. Physician costs as a percentage of revenue remained constant during the periods presented as there were no significant changes in our various cost components.

General and administrative expenses include all salaries, benefits, supplies and operating expenses not specifically related to the day-to-day operations of our physician group practices, including billing and collections functions, our regional and market-area administrative offices and our corporate management and overhead. General and administrative expenses increased $2.5 million, or 30.5%, to $10.7 million, or 17.7% of revenue, for the three months ended March 31, 2008, as compared to $8.2 million, or 18.4% of revenue for the three months ended March 31, 2007. The increase is the result of a combination of increased costs to be a public company and increased costs to support the continuing growth of our operations and our acquisitions. Included in the increase in public company costs are approximately $0.3 million in non-recurring expenses that is primarily related to an IPO bonus for our Chief Executive Officer. General and administrative expenses decreased as a percentage of revenue as we continue to leverage these costs over a larger revenue base.

Depreciation and amortization expense increased by $0.2 million, to $0.5 million for the three months ended March 31, 2008, as compared to $0.3 million for the three months ended March 31, 2007. This increase is attributable to depreciation related to added computer hardware and software and to amortization of identifiable intangible assets related to our acquisitions.

Income from operations increased $1.7 million, or 45.9%, to $5.4 million, as compared to $3.7 million for the same period in the prior year. Our operating margin increased to 9.0% for the three months ended March 31, 2008 from 8.3% for the three months ended March 31, 2007. The increase in operating margin percentage is directly attributable to the reduction in general and administrative expenses as a percentage of revenue.

We recorded net interest expense of $0.2 million for the three months ended March 31, 2008, as compared to net interest expense of $0.3 million for the three months ended March 31, 2007. The decrease in net interest expense is primarily attributable to the pay-off of our revolving credit agreement, net of the interest income from the investment of proceeds of our initial public offering completed in January 2008.

Our effective tax rate for the quarter ended March 31, 2008 was 42.0% compared to 41.5% for the quarter ended March 31, 2007. The effective tax rate differs from the statutory US federal rate of 35% due primarily to state income taxes. We expect our rate to continue at this level for the foreseeable future.

Net income increased to $3.0 million for the three months ended March 31, 2008, as compared to $2.0 million net income for the three months ended March 31, 2007 and our net income margin increased to 5.0% from a 4.5% for the same period in the prior year. The net income margin increase is primarily the result of leveraging our general and administrative expenses over a larger revenue base as we grow our practices and acquire new practices.

Year ended December 31, 2007 compared to year ended December 31, 2006.

Net revenue for the year ended December 31, 2007 was $190.0 million, an increase of $41.9 million, or 28.3%, from $148.1 million for the year ended December 31, 2006. Of this $41.9 million increase, $28.4 million, or 67.8% was attributable to same-market area growth and $13.5 million was attributable to revenue generated from completed acquisitions and new geographical areas opened during 2006 and 2007. Same-market areas are those geographic areas in which we have had operations for the entire current period and the entire comparable prior period. Because in-market area acquisitions are often small practice groups which become subsumed within existing practice groups and are managed by our existing regional management staff, we consider these as part of our same-market area growth. The change in same-market area net revenue was primarily the result of (1) increased revenue of approximately $20.6 million from a 15.2% increase in patient encounters from both existing hospitalists and new hospitalists either hired or added through an in-market area group acquisition; and (2) increased revenue of approximately $7.8 million from a 5.5% increase in revenue per encounter of which approximately 4.0% was the result of an increase in Medicare reimbursement rates for the billing codes applicable to our services effective January 1, 2007 and the remaining 1.5% was the result of changes in payor and acuity mix.

Physician practice salaries, benefits and other expenses for the year ended December 31, 2007 were $137.0 million or 72.1% of net revenue compared to $109.3 million or 73.8% of net revenue for the year ended December 31, 2006. These costs increased by $27.6 million or 25.3%. Same-market area physician costs increased a total of $17.6 million of which $13.9 million was primarily the result of increased salaries and bonuses from a revised hospitalist productivity incentive plan which was effective July 1, 2006, and an increase in hospitalist productivity and $7.7 million from costs of net new hires in the same-market area practices. The increased physician costs associated with new market openings and new market acquisitions during 2006 and 2007 were $10.0 million. The decrease in physician cost as a percent of revenue was the result of higher productivity and revenue per physician. In mid-2006, we increased our base salaries for our hospitalists and instituted a revised physician incentive plan based on the direct profitability of the individual practices and the productivity of each hospitalist within the practice. We believe that these changes contributed to the increase in hospitalist productivity and the overall increase in patient encounters.

General and administrative expenses include all salaries, benefits, supplies and operating expenses not specifically related to the day-to-day operations of our physician group practices, including billing and collections functions and our regional and market-area administrative offices. General and administrative expenses increased $5.6 million, or 17.1%, to $37.9 million, or 19.9% of revenue, for the year ended December 31, 2007, as compared to $32.3 million, or 21.8% of revenue for the year ended December 31, 2006. This $5.5 million increase is primarily attributable to increased salaries, benefits, corporate and regional incentive compensation, technology costs and increased travel to support the continuing growth of our operations and our acquisitions. In addition, we incurred increased costs as we prepared to become a public company. The decline in general and administrative expenses as a percentage of revenue is due to the effective management of such expenses as we grew our operations in 2007.

Depreciation and amortization expense increased by $0.3 million, or 27.2%, to $1.4 million for the year ended December 31, 2007, as compared to $1.1 million for the year ended December 31, 2006. This increase is primarily attributable to amortization of identifiable intangible assets related to our acquisitions.

Income from operations increased $9.8 million, or 247.7%, to $13.8 million, as compared to $4.0 million for the same period of the prior year. Our operating margin increased to 7.2% for the year ended December 31, 2007 from 2.7% for the year ended December 31, 2006. The increase in operating margin is directly attributable to the decrease in physician practice costs as a percentage of revenue and the reduction in general and administrative expenses as a percentage of revenue.

We recorded net interest expense of $1.3 million for the year ended December 31, 2007, as compared to net interest expense of $1.1 million for the year ended December 31, 2006. The increase in net interest expense is primarily due to increased borrowings under our revolving credit facility to fund acquisitions.

Our effective income tax rate for the year ended December 31, 2007 was 123.4% compared to 18.8% for the year ended December 31, 2006. The substantial rate increase in 2007 was primarily due to the $8.8 million nondeductible loss we incurred on the change in the fair value of preferred stock warrant liabilities in 2007, as compared to $0.7 million recorded in 2006. Excluding this nondeductible loss, our effective tax rate would have been 36.6% for the year ended December 31, 2007 and 14.3% for 2006. The adjusted 2006 effective tax rate includes a benefit from release of the valuation allowance. The 2007 effective tax rate excluding the nondeductible loss noted above is lower than we expect in future periods due to a 2007 benefit recognized for the reduction of a FIN 48 liability, the benefit from utilization of net operating losses subject to a valuation allowance from separate tax filing entities, and a rate change applicable to federal deferred tax assets. Our effective tax rate excluding the items noted above would be approximately 42% for the year ended December 31, 2007 and 45% for the year ended December 31, 2006.

Net income decreased to a net loss of $0.8 million for the year ended December 31, 2007, as compared to $1.8 million net income for the year ended December 31, 2006 and our net income margin decreased to a negative 0.4% from a positive 1.2% for the same period. The net income margin decrease is primarily the result of the recognition of the loss on fair value of the warrant liability offset by the reduction in physician practice costs as a percent of revenue and leveraging our general and administrative expenses over a larger revenue base as we grow our practices and acquire new practices.

Year ended December 31, 2006 compared to year ended December 31, 2005.

Net revenue for the year ended December 31, 2006 was $148.1 million, an increase of $37.2 million, or 33.6%, from $110.9 million in 2005. Of this $37.2 million increase, $29.6 million, or 79.3% was primarily attributable to revenue generated from completed acquisitions and new geographical areas opened during 2005 and 2006 and $7.7 million was attributable to same-market area growth. We expanded into three new market areas during 2005 and 2006 both through acquisitions and by opening new practices. The change in same-market area net revenue was primarily the result of a 7.9% increase in patient encounters and a 0.9% increase in revenue per encounter. Same-market areas are those geographic areas in which we have had operations for the entire current period and the entire comparable period.

Physician practice salaries, benefits and other expenses for the year ended December 31, 2006 were $109.3 million or 73.8% of net revenue compared to $79.0 million or 71.2% of net revenue for the year ended December 31, 2005. These costs increased by $30.4 million or 38.5%. Of the $30.4 million increase, the increase in physician costs associated with completed acquisitions and new geographical areas opened during 2005 and 2006 was $22.1 million. Same-market area physician costs increased $6.3 million primarily as a result of increased salaries, practice incentive payments, and increases in other practice related operating costs and $2.2 million from costs related to net new hires in the same-market area practices. In mid-2006, we increased our base salaries for our affiliated hospitalists and instituted a revised physician incentive plan based on the direct profitability of the individual practices and the productivity of each hospitalist within the practice. This plan increased the practice costs as a percent of revenue; however, we believe that it contributed to the increase in hospitalist productivity and the overall increase in revenue by more closely aligning our affiliated hospitalists’ interests with ours.

General and administrative expenses increased $4.7 million, or 17.2%, to $32.3 million, or 21.8% of revenue, for the year ended December 31, 2006, as compared to $27.6 million, or 24.9% of revenue in 2005. This $4.7 million increase was primarily attributable opening three new market area offices to support the geographical expansion and to increased salaries, benefits, and technology costs to support the continuing growth of our operations. The decline in general and administrative expenses as a percentage of revenue is due to the effective management of such expenses as we grew our operations in 2006.

In December 2005, we recorded a litigation loss of $3.0 million as the result of a judgment in a lawsuit brought against us by a former non-physician independent contractor.

During 2006, we settled a professional liability claim in excess of our insurance policy limit and recorded the excess loss at the net present value of $1.3 million.

Depreciation and amortization expense increased by $0.4 million, or 63.6%, to $1.1 million for the year ended December 31, 2006, as compared to $0.7 million in 2005. This increase is primarily attributable to amortization of identifiable intangible assets related to our acquisitions.

Income from operations increased $3.3 million, or 524.8%, to $4.0 million, as compared to $0.6 million for the same period of the prior year. Our operating margin increased to 2.7% for the year ended December 31, 2006 from 0.6% for the year ended December 31, 2005. The increase in operating margin is directly attributable to the reduction in the litigation and other claims expense between the two periods and the reduction in general and administrative expenses as a percentage of revenue.

We recorded net interest expense of $1.1 million for year ended December 31, 2006, as compared to minimal net interest income in 2005. The increase in net interest expense is primarily due to increased borrowings under our revolving credit facility to fund acquisitions.

Prior to 2005, we placed a full valuation allowance on our deferred tax assets to reduce the deferred tax assets to the amount that was believed more likely than not to be realized. During 2005, we reversed a substantial amount of the valuation allowance, primarily related to net operating losses based on historical earnings and expected future income from operations. During 2006, we reversed additional valuation allowance based on continued earnings and expected future income from operations. After consideration of these changes to the valuation allowance, we recorded a $0.4 million tax provision for the year ended December 31, 2006 and a tax benefit of $4.0 million for the year ended December 31, 2005.

Net income decreased to $1.8 million for the year ended December 31, 2006, as compared to $3.6 million in 2005 principally because the reversal of the deferred tax valuation allowance created $4.0 million of income in 2005.

Liquidity and Capital Resources

In January 2008, we completed our initial public offering which resulted in net proceeds of $46.2 million to us after payment of underwriting discounts and commissions and offering expenses. We used part of the proceeds to pay off the outstanding balance of $14.1 under the revolving portion of our credit agreement. At March 31, 2008, we had outstanding borrowings of $9.3 million on our term loan and other financings with no borrowings under our $30.0 million revolving credit agreement and $39.5 million in cash and cash equivalents.

Three months ended March 31, 2008 compared to three months ended March 31, 2007.

Net cash provided by operating activities for the three months ended March 31, 2008 was $2.6 million compared to $3.3 million provided by operating activities for the same period of 2007. Operating cash flow from changes in working capital for the three months ended March 31, 2008 decreased by $2.0 million. A $3.3 million increase in accounts receivable which resulted from the 35.5% increase in revenue in the 2008 period accounted for $2.1 of the decrease in operating cash flow. However, on a days sales outstanding (DSO) basis, which we use to measure the effectiveness of our collections, DSO has decreased to 64 DSO as of March 31, 2008 compared to 66 DSO as of March 31, 2007 and 69 DSO as of December 31, 2007. We calculate our DSO using a three-month rolling average of net revenues. In addition, accounts payable and accrued compensation decreased by $3.1 million for the 2008 period compared to a $0.4 million decrease for the 2007 period. The decrease was partially the result of the payment of higher corporate and regional bonuses in the first quarter of 2008 as a result of the improvement in operations in 2007 compared to 2006. The remainder of the decrease in accounts payable and accrued compensation related to the timing of payrolls and accounts payable. Prepaid expenses decreased by $4.7 million for the 2008 period compared to a decrease of $1.7 million for the 2007 period. The decrease was primarily the result of funding of $1.8 million in prepaid IPO costs from our successful public stock offering in January 2008, and application of $2.1 million of taxes overpaid in 2007 against our $2.2 million tax provision for the three months ended March 31, 2008.

Net cash used in investing activities was $3.9 million for the three months ended March 31, 2008, compared to net cash used by investing activities of $3.9 million for the same period in 2007. Substantially all of the cash used in both periods related to acquisitions of physician practices or earn-out payments on prior acquisitions.

For the three months ended March 31, 2008, net cash provided by financing activities was $33.8 million, compared to $3.3 million for the three months ended March 31, 2007. In January 2008, we completed our initial public offering which resulted in net proceeds of $46.2 million to us after payment of underwriting discounts and commissions and offering expenses. We used part of the proceeds to pay off the outstanding balance of $14.1 under the revolving portion of our credit agreement.

Year ended December 31, 2007 compared to year ended December 31, 2006.

Net cash provided by operating activities was $1.4 million for 2007 compared to $4.8 million used in operations for 2006. Operating cash flow from changes in working capital for the year ended December 31, 2007 increased by $1.0 million primarily reflecting improved collections on accounts receivable, increase in accrued compensation because of the timing of the year-end payroll, both offset by a $3.6 million payment in December 2007 for a lawsuit. During 2007, we reduced the time to collect our accounts receivable as our new billing system which was installed in 2006 was fully implemented. Our days sales outstanding (DSO) declined from 72 at December 31, 2006 to 69 at December 31, 2007. We calculate our DSO using a three-month rolling average of net revenues. Increases in malpractice self insurance, accounts payable and patient refunds and the increase in accrued compensation are all primarily related to the increase in the number of physicians and patient volumes between the periods.

Net cash used in investing activities was $13.7 million for the year ended December 31, 2007, compared to net cash provided by investing activities of $0.8 million for the same period in 2006. Substantially all of the cash used in 2007 related to acquisitions of physician practices or earn-out payments on prior acquisitions, partially offset by the release of a $2.5 million restriction on cash in connection with our new loan agreement in October 2007. The cash provided by investing activities in 2006 related to the maturity of $5.3 million of short-term treasury investments, net of acquisitions of physician practices or earn-out payments on prior acquisitions.

For the year ended December 31, 2007, net cash provided by financing activities was $13.3 million, compared to $3.2 million for the year ended December 31, 2006. We increased our borrowings under our revolving credit agreement by $12.4 million to finance acquisitions and earn-out payments, net of payments on malpractice premium and equipment financing agreements.

Year ended December 31, 2006 compared to year ended December 31, 2005.

During fiscal 2006, we used $4.8 million in cash to fund our operating activities compared to a positive cash provision of $1.4 million from operating activities in 2005, a decrease of $6.2 million. Operating cash flow from changes in working capital for the year ended December 31, 2006 decreased by $8.4 million compared to an increase of $0.4 million for the year ended December 31, 2005. During 2006, our accounts receivable increased by $10.7 million partially as a result of the implementation of a new billing system and also as a result of the lag between the time we added a significant number of new physicians by acquisitions in late 2005 and early 2006 and the receipt of their enrollment in our group by Medicare and Medicaid intermediaries in various states. Our DSO increased from 62 at December 31, 2005 to 72 at December 31, 2006. In addition, we prepaid our annual malpractice insurance premium of $3.8 million at the end of 2006, of which $3.4 million was financed by a lender and is payable in monthly installments through the end of 2007. These uses of cash were partially offset by a $2.8 million increase in our medical malpractice liability reserve and a $2.1 million increase in accounts payable and accrued compensation, all of which were primarily related to the increase in the number of physicians and patient volumes between the periods. The balance of the change in cash flow used by operating activities was attributable principally to increases in depreciation and amortization expense and an increase in accrued litigation loss and other claims as we settled a professional liability claim in excess of our insurance policy limit during 2006. We recorded the excess loss at the net present value used of $1.3 million of which $0.8 million was paid in cash and the balance payable over six years.

Net cash provided by investing activities was $0.8 million for the year ended December 31, 2006, compared to $18.9 million used in investing activities for the same period in 2005. Cash was provided from investing activities during 2006 by the maturity of $5.3 million of short-term treasury investments, offset by $3.3 million expended in acquisitions of physician practices or earn-out payments on prior acquisitions and $1.2 million on purchases of furniture and equipment, primarily computer hardware and software. During 2005, we expended $14.8 million in acquisitions of physician practices or earn-out payments on prior acquisitions and $1.4 million on purchases of furniture and equipment, primarily computer hardware and software.

For the year ended December 31, 2006, net cash provided by financing activities was $3.2 million, compared to net cash provided by financing activities of $8.8 million for the year ended December 31, 2005. During 2005 we increased our borrowings to finance acquisitions and earn-out payments, our prepaid malpractice premium and purchases of furniture and equipment, consisting primarily of computer hardware and software, and made payments on the equipment financing and malpractice premium financing.

Credit Facility and Liquidity

Our credit facility provides a revolving line of credit of $30,000,000, with a sublimit of $5,000,000 for the issuance of letters of credit, and a term loan in an original amount of $10,000,000. The credit facility has a maturity date of September 15, 2011. The credit facility is used for working capital and to fund practice acquisitions and capital expenditures.

The revolving line is limited by a formula based on a certain multiple times the trailing twelve months of earnings before interest, depreciation, amortization, taxes and certain non-cash items. Borrowings under the credit facility bear interest at a rate, based on either LIBOR plus 1.5% to 2.0%, or the lender’s prime rate, as selected by us for each advance. We pay an unused commitment fee equal to 0.25% per annum on the difference between the revolving line capacity and the average balance outstanding during the three months. We make equal monthly installment payments, which increase annually, against our term loan through the maturity date. Outstanding amounts advanced to us under the revolving line of credit are repayable on or before the maturity date.

The credit facility is secured by all of our current and future personal and intellectual property assets, except those held subject to purchase money loans and capital leases. Our outstanding principal balance under the term loan portion of the credit facility as of April 30, 2008 was $9.1 million and we had no amounts outstanding under the $30 million revolving line of credit. The facility includes various customary financial covenants and restrictions, as well as customary remedies for our lenders following an event of default. As of April 30, 2008, we were in compliance with such financial covenants and restrictions.

We anticipate that funds generated from operations, together with our current cash on hand and funds available under our revolving credit agreement will be sufficient to finance our working capital requirements and fund anticipated acquisitions, contingent acquisition consideration and capital expenditures.

Contractual Obligations and Reserves

The table below summarizes by maturity our significant contractual obligations and reserves, including interest, as of December 31, 2007:

	Due in Years Ending December 31,
	2008	2009	2010	2011	2012	Thereafter	Total
Long-term debt and capital leases(1)	$8,583	$4,580	$3,999	$13,970	$—	$—	$31,132
Operating lease obligations	1,090	600	375	142	51	22	2,280
Acquisition earn-out payments(2)	292						292
Medical malpractice reserves—self-insured retention(3)	801	299	132	75	44	35	1,386

Sub-total contractual obligations	10,766	5,479	4,506	14,187	95	57	35,090
Medical malpractice reserve—claims-made basis(3)	150	868	1,985	2,145	1,355	1,962	8,465

Total contractual obligations and reserves	$10,916	$6,347	$6,491	$16,332	$1,450	$2,019	$43,555

(1)	Amounts include outstanding balances at December 31, 2007 plus estimated interest costs assuming rates in effect on such date varying from 6.34% to 8.51%. In late January 2008, after our initial public offering, we paid the balance of our revolving line of credit of $14.1 million, $11.1 million of which was outstanding at December 31, 2007. In late April 2008, we paid off the balance of our medical malpractice premium financing loan of $3.3 million, the outstanding balance which was $4.1 million as of December 31, 2007.
(2)	As of March 11, 2008, we paid $0.3 million of additional consideration that was accrued at December 31, 2007, related to the acquisition of various hospitalist physician practices in 2006. In addition to the initial consideration paid pursuant to certain other asset purchase agreements entered into during the year ended December 31, 2007 and three months ended March 31, 2008, additional future consideration is to be paid based upon the achievement of certain operating results of the acquired practices as of certain measurement dates. These additional payments are not contingent upon the future employment of sellers. The amounts of such payments, if any, cannot be determined until such measurement dates.
(3)	We are self-insured up to certain limits for costs associated with professional liability claims. We establish reserves that we expect to pay for the self-insurance retention. Our malpractice policies are on a claims-made basis, consequently, we establish reserves on an undiscounted basis for estimates of the loss that we will ultimately incur on claims that have been incurred but not reported. These reserves and the timing of payment of such amounts are estimated based upon actuarial loss projections, which are updated semi-annually. So long as we maintain third party malpractice insurance policies, the claims in excess of self-insured retention will be covered by such third party policy up to the policy limits.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to changes in interest rate as a result of our Credit Facility agreement. At our option, the interest rate on outstanding borrowings under our credit facility is either LIBOR plus the applicable margin, or the base rate plus the applicable margin as defined in the agreements. The base rate is a daily floating rate based on most recently announced by our lender, as its “prime rate,” whether or not such announced rate is the lowest rate available from our lender. LIBOR is either the 30, 60, 90 or 180 day LIBOR. Historically, we have chosen not to use interest rate derivatives to manage our exposure to changes in interest rates.

We had outstanding borrowings under our credit facility of $9.1 million at April 30, 2008. The impact of a 1.0% increase on short term interest rates would result in an increase in interest expense of approximately $0.1 million annually and a decrease in net income of approximately $0.05 million.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities with shorter maturities may produce less income if interest rates fall. As of April 30, 2008, all of our short-term investments were invested in money market funds with less than 90-day maturities.

INDUSTRY BACKGROUND

Healthcare expenditures are expected to increase over the next ten years as the population in the United States ages and demand for acute care services and inpatient care grows. According to the Centers for Medicare and Medicaid Services, total U.S. spending on hospital care was $612 billion in 2005 and is expected to grow at a compound annual growth rate of 7.0% to $1,288 billion in 2016. We believe an increasing need exists to seek cost effective and high-quality medical solutions to help control these rising costs.

Hospitalist Medicine

Hospitalist medicine is an emerging specialty organized around inpatient care, primarily delivered in hospitals. Hospitalists focus on a patient’s care from the time of admission to discharge, working in close consultation with primary care physicians, other referring physicians and medical providers to coordinate the inpatient care delivery system and manage the entire inpatient episode of care. Hospitalists differ from primary care physicians and specialists by treating patients only in a non-office based setting. By focusing exclusively on inpatient care, a hospitalist develops practiced expertise in both the diagnosis and treatment of common conditions that require hospitalization and the optimization of patient care within a hospital. According to a 2002 study in the Journal of the American Medical Association, hospitalist programs have resulted in an average 13.4% reduction in hospital costs and an average 16.6% reduction in the average length of a patient’s hospital stay.

Hospitalists practice in inpatient facilities, including acute care hospitals, long-term acute care facilities, specialty hospitals, psychiatric facilities, rehabilitation hospitals and skilled nursing facilities. Acute care hospitals represent the largest component of inpatient facilities in which hospitalists practice, with currently over 4,900 hospitals in the United States based on a 2005 survey by the AHA. According to the AHA, in 2005 there were approximately 35 million annual admissions to inpatient facilities and the average length of stay was approximately 5.6 days.

Hospitalists receive medical training generally in primary care, with many having experience in internal medicine, family practice or other medical specialties. Hospitalists are also beginning to emerge from physician-extender backgrounds, such as physician’s assistants and nurse practitioners. Hospitalists assume the inpatient primary care responsibilities that are otherwise provided by the primary care physician or attending physician and are reimbursed by third parties using the same visit-based or procedural billing codes. By practicing each day in the same facility, hospitalists perform consistent functions, interact regularly with the same healthcare professionals, and become highly accustomed to specific facility processes, which can result in greater efficiency, less process variability, better patient outcomes and reduced costs. We believe hospitalists are better able to achieve these results because of their exclusive focus on inpatient care without the inherent distraction of balancing both inpatient and outpatient care responsibilities. Likewise, hospitalists generate operating and cost efficiencies by managing the treatment of a large number of patients with similar clinical needs.

According to the SHM, the number of hospitalists has grown from an estimated 800 in the mid-1990s to approximately 20,000 in 2006, making it one of the fastest-growing medical disciplines in the United States. The 2006 Clinical Advisory Board Report indicates that over 40% of all hospitals have formal hospitalist programs and we believe based on our operational experience that a greater number of hospitals have hospitalists practicing within their facilities. SHM also estimates that the number of hospitalists will reach approximately 30,000 by 2010.

We believe the following five significant changes in the healthcare delivery system primarily drive the growing demand for hospitalists:

•

The primary care physician’s role in hospital care is decreasing due to the increasingly specialized nature of hospital care, the demands of treating higher acuity patients in an outpatient setting and the desire to reduce on-call obligations;

•

Hospitals have a greater need for consistent on-site physician availability, due to the need to admit patients from the emergency room, the increasing severity of illness required to justify hospital admissions and external pressures to decrease the length of inpatient stays;

•	Specialists have an increased desire to limit their practice to their medical specialty;

•	National residency accreditation organizations have established limitations on the number of hours resident physicians in training may practice; and

•	Health plans are seeking alternative mechanisms to appropriately control the substantial increase in inpatient expenditures.

BUSINESS

Company Overview

We are a leading provider of hospitalist services in the United States. Hospitalist medicine is organized around inpatient care, primarily delivered in hospitals, and is focused on providing, managing and coordinating the care of hospitalized patients. We believe we are the largest dedicated hospitalist company in the United States based on revenues, patient encounters and number of affiliated hospitalists. Our over 570 affiliated hospitalists, including physicians, nurse practitioners and physician assistants, provide hospitalist solutions at over 340 hospitals and other inpatient facilities in sixteen states. We have had more than 6.1 million patient encounters since the beginning of 2005. Collectively, our affiliated hospitalists work with more than 25,000 referring physicians and 1,900 health plans. Our early entry into the emerging hospitalist industry has permitted us to establish a reputation and leadership position that we believe is closely identified with hospitalist medicine.

We began operating our first physician practice in 1998 and have increased the number of our practice groups to over 140. Since the beginning of 2005, we have acquired twenty one practice groups and successfully integrated them into IPC and onto IPC-Link®. Our affiliated hospitalists are primarily full-time employees of our wholly-owned subsidiaries or our affiliated professional organizations, although we also have contracts with over 300 other physicians and non-physician providers, who provide episodic care on weekends or evenings, as needed.

Our Company assists hospitals and payors in improving quality of care, increasing operating efficiencies and reducing costs. Our Company, through our affiliated hospitalists, provides, manages and coordinates the care of hospitalized patients and serves as the inpatient partner of primary care physicians and specialists, allowing them to focus their time and resources on their office based practices or their specialties. We also provide our affiliated hospitalists with the infrastructure, information management systems, specialized training programs and administrative support necessary to perform these services. We believe we are an attractive employer to hospitalists, whether practicing as individuals or in groups, because our administrative services help reduce the burden associated with managing a physician practice. Likewise, we believe hospitalists choose to affiliate with us because of our leadership position, financial resources, technology-based infrastructure, commitment to training and development, and our performance-based compensation. We provide a comprehensive solution of clinical and management experience, proprietary technology and high quality of care to healthcare constituents, which we believe provides us with a sustained competitive advantage to capitalize on the rapid growth in demand for hospitalists.

Our Company and Our Solution

We provide high-quality professional medical care for patients while reducing the cost of care for inpatient facilities and payors. Currently, either through our wholly-owned subsidiaries or our affiliated professional organizations we employ or affiliate with over 570 hospitalists, including physicians, nurse practitioners and physician assistants, who are organized into traditional medical group practices to provide hospitalist services. To enhance the efficiency of these operations, we offer our affiliated hospitalists specialized training programs, information management systems and the administrative support necessary to effectively manage these nationally integrated practice group organizations. We have entered into long-term management contracts with our affiliated professional organizations in those states where business entities, as opposed to physicians, are prohibited from practicing medicine and include these entities in our consolidated financial statements.

We generate approximately 95% of our revenues through our affiliated hospitalists’ patient encounters at hospitals and other inpatient facilities including acute, sub-acute and long-term care settings. Patients are referred to our affiliated hospitalists through their community medical providers, emergency departments, payors and hospitals, in the same manner as many other medical professionals receive referrals. Third party payors and patients pay for our services in the same manner as they would pay the primary care physicians and other medical professionals who otherwise would be furnishing this direct patient care. The remainder of our revenues are substantially comprised of contracts with hospitals and other inpatient facilities to provide hospitalist services.

Each major constituent of the healthcare delivery system, including patients, primary care physicians, specialists, acute care hospitals, alternative sites of inpatient care, and health plans, can benefit from better coordinated inpatient care. We are positioned to assist each of these constituents in finding solutions to many of the challenges associated with patient care at inpatient facilities.

Patients

Patients frequently experience medical conditions at unpredictable times and may require admission to a hospital when their primary care physician is unavailable or patients may not have a primary care physician. The quality or the perception of the care received by the patient may suffer as a result of the limited availability of dedicated physicians in the inpatient setting to answer patient questions and provide continuity throughout the inpatient experience. Uncoordinated communication between healthcare providers, patients and family members often negatively affects the inpatient experience and may also impact patient outcomes.

In addition to providing medical services, our affiliated hospitalists are trained to serve as team leaders in coordinating inpatient care and providing a consistent, single point of contact for patients, family members and medical professionals. Our affiliated hospitalists facilitate the communication of patient information in the inpatient setting and, after the patient is discharged, often assist with the transition to outpatient or other post-hospital care by communicating with the outpatient physician provider. In the event a patient does not have a primary care physician, our hospitalists refer the patient to physicians or clinics in the area. Our post-discharge surveys show that over 98% of our patients are satisfied with our affiliated hospitalists and would recommend them to friends or family who require hospitalization.

Primary Care Physicians

Primary care physicians are typically focused on treating patients in an office-based setting, not an inpatient facility. The time spent making hospital rounds may reduce the time available for primary care physicians to treat patients in their offices, which can result in lower earnings for the physician. In addition, an inpatient’s medical needs may be unpredictable and require the primary care physician to provide off-hour attention and unscheduled care. Even within the confines of the provision of office-based services, the burden on primary care physicians is increasing because of the continuing reduction in the average length of inpatient stays and the corresponding increase in the acuity of patients treated in an outpatient setting.

We train and support our affiliated hospitalists to manage the care of hospitalized patients, enabling them to assume the inpatient care responsibilities that were previously provided by the primary care physician. As a result of our services, primary care physicians have the opportunity to spend more time treating office-based patients, which may increase their earnings. Our hospitalist programs result in reduced on-call time for primary care physicians and relieve practice demands during evenings and weekends. Our affiliated hospitalists also coordinate the discharge and transition of inpatients to outpatient care by communicating with patients’ primary care physicians after discharge from an inpatient facility. We believe that this communication also enhances patients’ continuity of care.

Specialists

Specialist physicians are trained to focus on specific procedures or medical conditions. As a result, specialists often desire to limit their practice to their medical specialty. Hospitalized patients, however, frequently experience multiple medical conditions that require consideration and coordination among several specialists and other care providers. For example, an orthopedic surgeon treating an elderly patient must consider the patient’s other medical conditions, such as diabetes or hypertension, which can be treated by our affiliated hospitalists or other healthcare providers.

Our affiliated hospitalists focus on the needs of hospitalized patients, thereby relieving specialists of primary responsibility for certain unrelated clinical issues in the inpatient setting and providing these specialists with an opportunity to focus on their specialty. We believe that this enhances the productivity of specialists. Our affiliated hospitalists also serve as a liaison between specialists and patients, primary care physicians, other care providers, and family members.

Acute Care Hospitals

Acute care hospitals must provide consistent and reliable care despite potentially having hundreds of admitting physicians who each have their own methods of care, preferences for medications and differing utilization and review processes. The resulting process variability can lead to an increased number of clinical errors, higher medical costs and deficiencies in medical record documentation which can lead to reimbursement and regulatory issues. Additionally, acute care hospitals may experience difficulty finding available physicians because of the reluctance of some medical staff members to assume the care of unassigned patients. This is further complicated by the statutory and organizational limitations on intern and resident duty hours. Acute care hospitals also face the challenge of providing medical care to indigent patients. Finally, acute care hospitals can often face emergency department overcrowding caused by large numbers of unassigned patients seeking admission to the hospital through the emergency department.

Our hospitalist programs are structured to provide acute care hospitals with a consistent on-site physician presence that typically results in fewer admitting physicians overseeing patients in the hospital, thereby reducing process variability and enhancing the ability to implement standardized practices. Our affiliated hospitalists’ consistent presence in the facilities leads to more efficient processes within the acute care hospitals, which can augment clinical outcomes, decrease average length of inpatient stay and lower costs per day. By concentrating the care of more patients with relatively fewer physicians, hospitals can more easily implement new initiatives and enhance compliance with protocols. We believe our hospitalist training programs lead to improved medical record documentation, which can improve hospital reimbursement and result in better regulatory compliance. Overall, through our hospitalist programs, we provide acute care hospitals with increased patient coverage, rapid response times, efficient management of care for insured and indigent patients and increased emergency department throughput.

Alternative Sites of Inpatient Care

Alternative sites of inpatient care, such as long-term acute care facilities, specialty hospitals, psychiatric facilities, rehabilitation hospitals and skilled nursing facilities, face many of the same challenges as acute care hospitals. Alternative sites of inpatient care may face additional challenges related to the narrow breadth of physician coverage that is typically available at such sites.

Our affiliated hospitalists provide alternative sites of inpatient care with consistent on-site physician availability and experience, which benefits the alternative site of inpatient care facility by providing a single point of contact and enhancing regular communication with other healthcare constituents outside the site of care. By coordinating inpatient care at such facilities, our affiliated hospitalists manage the appropriate utilization of patient care to the benefit of both the facility and the patient.

Health Plans

Health plans face significant increases in costs caused by inconsistent healthcare practices, redundant diagnostic tests, inefficient discharge coordination between hospitals and outpatient physician providers and process variability. In addition, health plans can incur additional costs when their members are admitted to hospitals by physicians who are not credentialed by their plan.

Health plans contract with our credentialed affiliated hospitalists to provide in-network coverage for hospitalized members. Our affiliated hospitalists provide consistent healthcare practices, coordinate ordering of diagnostic tests with outpatient physicians providers and reduce process variability, resulting in reduced medical costs for health plans while promoting quality of care.

Competitive Strengths

We believe the following competitive strengths position us to capitalize on the rapid growth in demand for hospitalists within the healthcare industry.

Leading, Established Provider of Hospitalist Services. We believe we are the largest dedicated hospitalist company in the United States based on revenues, patient encounters and number of affiliated hospitalists. Our early entry into the emerging hospitalist industry has permitted us to establish a reputation and leadership position that we believe has become closely identified with hospitalist medicine. Since the beginning of 2005, we have had more than 6.1 million patient encounters in over 340 hospitals and medical facilities across sixteen states. We believe that our scale, financial resources and established infrastructure provide operating efficiencies and allow us to consistently implement the best practices in a manner that our competitors may not be able to provide.

Significant Investment in a Technology-Based Management System. We have developed a fully-integrated, proprietary technology-based management system called IPC-Link® that enables us to manage our business. IPC-Link® supports the clinical, administrative and communication needs of our affiliated hospitalists. Our system is designed to accommodate significant future growth in our business, and we believe this sophisticated system differentiates us from other hospitalist companies. Through IPC-Link®, we are able to provide our affiliated hospitalists with a web-based Virtual Office portal, which enables us to:

•	Transmit vital clinical information from hospitalists to referring physicians;

•	Capture near real-time information to manage our operations and monitor our financial and clinical performance;

•	Provide electronic charge capture and billing information;

•	Immediately integrate new hospitalists and newly-acquired hospitalist practice groups onto one information management system; and

•	Link our affiliated hospitalists, allowing for best practices and procedures to be delivered and implemented nationally.

Comprehensive Repository of Outcomes Data. Through our use of IPC-Link® to aggregate data from our patient encounters, we have established an extensive database of hospitalist patient information. Our database allows us to track metrics such as length of stay, patient volumes and hospitalist productivity, referral sources and trends, re-admission rates, hospitalist billings, clinical quality indicators, patient satisfaction and patient post-discharge survey results. We use these metrics to monitor productivity and quality of care of our affiliated hospitalists. Additionally, our database provides our affiliated hospitalists with insights into common patient problems enabling our affiliated hospitalists to improve outcomes. Focused outcomes studies using aggregated patient data from our database have been published in several peer reviewed journals and trade publications which enhances our reputation and strengthens our ability to recruit hospitalists.

Leader in Transition Management Services. We use IPC-Link® to create customized surveys for patients after discharge to home from an inpatient facility. Our system provides our call center, which is staffed by patient representatives and nurses, with patient information and follow-up instructions to assist in monitoring and documenting the patient’s discharge and transition to outpatient care. In general, approximately 16% of our patients experience issues that require additional attention within three days of being discharged to home from an inpatient facility. Our call center staff contacts the discharged patient, usually within 48 hours of discharge to home, to discuss the patient’s ability to understand post-discharge instructions, obtain prescribed medications, schedule an appointment with a primary care physician, and fulfill other health-related post-discharge needs. We believe our system enables us to identify a patient’s medical issues on a near real-time basis, coordinate care with the appropriate care provider, improve outcomes, lower the re-admission rate into inpatient facilities, and decrease our medical malpractice risk. Additionally, we believe our leadership position in transition management services is attractive to inpatient facilities seeking hospitalist services.

Strong and Diverse Referral Relationships. We provide hospitalist solutions at over 340 hospitals and medical facilities in sixteen states. We believe that through the provision of high-quality care, our affiliated hospitalists have established and continue to develop strong relationships with primary care physicians, specialists and other medical personnel at the inpatient facilities in which they operate, and that these relationships generate consistent patient referrals. We have successfully expanded our referral sources from approximately 17,000 physicians in 2005 to approximately 25,000 in 2007.

Leader in Recruiting, Training and Retaining High-Quality Hospitalists. We are able to recruit and retain high-quality hospitalists due to our industry leading reputation, training and development programs, and attractive compensation programs. From the beginning of 2005 to April 30, 2008, we have grown the number of our affiliated hospitalists from 292 to 577. We have developed a comprehensive training program comprised of new-hire training, which all of our affiliated hospitalists complete prior to treating patients, and continuing education for all of our affiliated hospitalists. We also provide our affiliated hospitalists with performance-based compensation packages, which we believe enhances our ability to retain our current affiliated hospitalists and attract new hospitalists. We believe that successfully recruiting and retaining high-quality hospitalists improves job satisfaction while reducing our operating costs.

Strong Management Team with Extensive Industry Experience. We are led by an experienced senior management team with an average of over 20 years of experience in the hospitalist and related healthcare industries. Our senior management team has been working together at IPC for more than five years. Our Chief Executive Officer, Adam D. Singer, M.D., founded IPC in 1995 and was a pioneer in the creation of the hospitalist industry. Furthermore, Dr. Singer continues to be an industry leader today by creating greater awareness of the advantages of hospitalist medicine. In addition, our senior management team has experience in developing and executing organic and acquisition-based growth strategies, having increased our net revenues from $39 million in 2001 to $190 million in 2007.

Growth Strategy

We plan to grow our business by (1) increasing our market share in facilities where our affiliated hospitalists already provide care, (2) entering new facilities in existing markets, and (3) expanding into new markets. We intend to achieve this growth by pursuing one or more of the following strategies in each area:

Improve Hospitalist Productivity. We intend to improve hospitalist efficiency and productivity by leveraging our technology-based infrastructure, extensive hospitalist training programs and diverse referral relationships. We provide our affiliated hospitalists with administrative and professional services to support their practice of medicine and improve their operating efficiencies. We intend to continue to improve the productivity of our affiliated hospitalists by enabling them to focus on efficiently providing high-quality care to a greater number of patients. From the beginning of 2005 through 2007, we increased the average number of patient encounters per hospitalist per day by approximately 11%. We also believe our performance-based compensation plan will continue to motivate our affiliated hospitalists in an appropriate manner.

Recruiting Additional Hospitalists. A significant component of our growth has been, and will continue to be, the recruitment of new high-quality hospitalists. We intend to recruit and train additional hospitalists who will obtain admitting privileges and begin practicing at one of our existing facilities or a new facility in a given market. We believe our reputation for delivering high-quality hospitalist service creates opportunities for our affiliated hospitalists to establish new practices. We also believe that the breadth of our affiliated hospitalists’ referral relationships in existing markets is attractive to new hospitalists because it allows them to join existing practices and quickly build their patient volume.

Establishing Contracts with Both New and Existing Facilities. Entering into a contract with hospitals or other facilities where we have existing practices provides us with steady access to the unassigned patients and strengthens our relationships with both the facilities and their medical staffs. Obtaining a contract with a new inpatient facility for the delivery of hospitalist services often serves as our initial entry into the facility and enables us to establish a diversified hospitalist practice at that facility.

Acquisitions. We have substantial experience in identifying, acquiring and integrating other hospitalist practice groups into IPC. We have completed a number of acquisitions of hospitalist practice groups and successfully integrated them into IPC and onto IPC-Link®. These acquisitions have enabled us to both establish a presence in new markets and to strengthen our position in existing markets. Many markets are still highly fragmented, providing us with additional opportunities to identify and capitalize on complementary acquisitions in the future. From the beginning of 2005 to date, we have acquired twenty one practice groups.

Our Services

We provide our affiliated hospitalists with administrative and professional services to support their practice of medicine, reduce their administrative burden and improve their operating efficiencies.

Information Management System. We provide our affiliated hospitalists with access to IPC-Link® through our web-based Virtual Office portal to support their clinical, administrative and communications needs. IPC-Link® is distinctive in its ability to capture the results of each doctor-patient encounter and organize these results into a searchable database. IPC-Link® enables our affiliated hospitalists to view and record important patient data, and allows hospitalists in a practice group to share patient information as needed. Additionally, the technology enables our affiliated hospitalists to communicate directly and securely to our clinical call center, risk management, and compliance departments. IPC-Link® operates via a secure, HIPAA-compliant web interface, which allows us to assume responsibility for billing, collection and reimbursement for services rendered by our affiliated hospitalists.

Transition Management. We use IPC-Link® to create customized surveys for patients who are discharged to home from an inpatient facility. To assist in monitoring and documenting the patient’s discharge or transition to outpatient care, IPC-Link® provides our call center with patient information and follow-up instructions. Our dedicated call center staff of patient representatives and nurses contacts the discharged patient, usually within 48 hours of discharge to home, to discuss the patient’s ability to understand post-discharge instructions, obtain prescribed medication, schedule an appointment with a primary care physician, and fulfill other health-related post-discharge needs. Our system enables us to identify a patient’s post-discharge medical issues on a near real-time basis, coordinate care with the appropriate care provider, improve outcomes, lower the re-admission rate into inpatient facilities, and decrease our medical malpractice risk.

Regional Management. Each of our operating regions is led by an experienced executive director and team of marketing and administrative staff that is responsible for the overall non-clinical management of our affiliated practice groups within a region, as well as coordinating hospitalist recruitment, monitoring financial performance and contracting with facilities and payors. Our regional executive directors and their staffs provide our affiliated hospitalists with direct, day-to-day access to an experienced management team that is familiar with the opportunities and challenges faced by hospitalists in a particular region.

Recruiting. As a national company, we have greater resources to commit to recruiting hospitalists than small practice groups do. We have a dedicated staff of recruiting professionals who are regionally assigned to source, screen and provide candidates to each of our local markets. Our recruiting strategy includes advertising in national physician publications and websites, exhibiting at professional association meetings, establishing a regular presence at select residency programs and leveraging our existing hospitalist relationships.

Training. We have developed extensive training programs and tools for our newly hired hospitalists and our tenured affiliated hospitalists. Our newly hired hospitalists are required to enroll in our comprehensive new-hire training program prior to treating patients. The new-hire training program emphasizes the role of the hospitalist in leading the clinical care team and provides training on billing and medical record documentation, compliance, risk management and other related topics regarding hospitalist practices. Newly hired hospitalists are also paired with experienced local hospitalists as part of the new-hire training program. We provide continuing medical education programs for our existing affiliated hospitalists that are designed to enhance the skills of our affiliated hospitalists in key areas, including clinical, risk management and compliance. We sponsor local and national retreats for our affiliated hospitalists to foster better communication and learning and enhance their professional practices. Additionally, we use the automated reporting capabilities of IPC-Link® to allow our affiliated hospitalists to compare and benchmark performance metrics. This information provides positive feedback to our affiliated hospitalists when strong performance is achieved and helps to identify specific areas for improvement.

Financial Reporting. Each month we provide our practice groups with a detailed financial statement that enables each of our affiliated hospitalists to see the financial performance of their respective practices. Our incentive compensation plan is based on these financial statements and provides transparency regarding bonus compensation to our affiliated hospitalists.

Billing and Collections. We assume responsibility for all billing, reimbursement and collection processes relating to hospitalist services provided by our affiliated hospitalists and practice groups. To address the increasingly complex and time-consuming process for obtaining reimbursement for medical services, we have invested in both the technical and human resources necessary to create an efficient billing and reimbursement process. We provide extensive training to our affiliated hospitalists that emphasizes detailed documentation and proper coding protocol for services provided and procedures performed.

Risk Management. We provide risk management and quality management programs to our affiliated hospitalists. We take a proactive role in promoting early reporting, evaluation and resolution of incidents that may evolve into medical claims. Our risk management program includes hospitalist education and a sophisticated claims management program. The collection and analysis of claims data enables us to identify loss patterns and trends to better target risk management intervention and proactively address potential liability. Risk management education is included in our core orientation program for newly hired hospitalists, and advanced risk management topics are offered to our tenured affiliated hospitalists.

Compliance. Compliance programs are an important part of our business that permit us and our affiliated hospitalists to respond to new regulations and legislation as they arise. We have invested significant resources in developing and enhancing our compliance program, including proprietary compliance issue tracking databases, routine checks of the OIG list of Excluded Persons or Entities, automated monitoring of key claims management processes and facility contract analysis and monitoring. We also provide comprehensive monitoring and internal auditing processes by both internal staff and third-party coding specialists. Compliance education is an important component of our new-hire training program for our entire staff.

Our Operating Structure

We are a national hospitalist group practice consisting of over 140 local practice groups operating in eleven different regions. The practice groups within each region generally consist of all of our affiliated hospitalists that practice at a specific inpatient facility. These practice groups are supported by both dedicated local professional management teams and clinical leadership.

Operational Management Teams. Our eleven regions are each organized around a regional executive director and a small staff of marketing/practice management and administrative personnel. These management teams are responsible for strategic planning, coordinating with our national staff to recruit hospitalists, managing hospital and payor relationships and contracts, monitoring financial performance, marketing to new referral sources, credentialing with hospitals and payors, identifying new facilities in markets where we may expand our presence and managing the day-to-day non-clinical practice activities.

Clinical Leadership. Each practice group has a practice group leader who is involved in the management of the practice group, including staffing and scheduling, monitoring quality of care and financial performance, and new business initiatives. Each practice group leader is a practicing hospitalist and is part of a regional council that advises the region’s executive director, contributes to clinical leadership for the region, and engages in the planning process for the region. Each regional council appoints a representative to serve on our national advisory board, which advises our chief medical officer. We also support the regional and local clinical leadership structure with our corporate Medical Affairs department, which monitors company-wide clinical performance and benchmarks, develops programs and coordinates our clinical research activities.

Development and Acquisition Program

We have a dedicated development and acquisition team whose role is to execute our growth strategy by identifying and capitalizing on complementary facility contract and acquisition opportunities in new markets. In existing markets, our development and acquisition team assists the executive director for the region with growth opportunities by identifying and capitalizing on acquisitions of other local practice groups or contracting with new facilities within the region or obtaining contracts with facilities where our affiliated hospitalists are already practicing. In new markets, our development and acquisition team identifies acquisition and contract opportunities and coordinates the due diligence, negotiation and execution of these acquisitions and hospital contracts.

Technology-Based Management System

IPC-Link® is a fully-integrated technology-based management system that supports the clinical, administrative and communication needs of our affiliated hospitalists. Our system contains proprietary software, sophisticated databases and rules engines, automated billing interfaces and extensive web-based reporting tools. We began developing the system internally more than ten years ago and have designed this system to accommodate significant future growth in our business.

Our affiliated hospitalists access IPC-Link® though our web-based Virtual Office portal, which can be accessed through a web browser running on any internet connected computer. This portal into the system provides our dispersed workforce with extensive resources and information content and serves as a centralized contact point for our affiliated hospitalists. The Virtual Office provides regional and company-wide news, clinical reference materials, an on-line library, practice schedules, access to clinical and business reports related to the practice groups, web-based continuing medical education, patient feedback, access to employee benefits plan information and a secure e-mail system with all of our employees. Our affiliated hospitalists must utilize this portal to access their clinical information and bill for their services.

Our affiliated hospitalists use IPC-Link® to record each patient encounter and are personally responsible for entering data into the system to reduce chances for error or misinterpretation by a nurse or assistant. Our system audits the billing information entered by our affiliated hospitalists for completeness and accuracy and creates an electronic billing file for automated submission to payors. IPC-Link® is distinctive in its ability to capture the results of each clinician-patient encounter and organize these results into a searchable database.

IPC-Link® technology enables our affiliated hospitalists to communicate directly and securely with referring physicians and other healthcare constituents in addition to our clinical call center, risk management and compliance departments. For example, based on information entered directly by the hospitalist, our system produces concise admission, progress and discharge notes and faxes this information to referring physicians and other healthcare constituents. Our faxed discharge notes contain key patient information for use following discharge such as diagnoses, medical tests and studies performed, consultants used, medications prescribed, home care ordered and follow-up care recommendations. IPC-Link® also alerts our call center when a patient has been discharged from the hospital to home and generates a tailored post-discharge survey that we administer to that patient by phone. IPC-Link® compiles call center findings and interventions and faxes a summary to the patient’s outpatient physician.

We also use IPC-Link® to monitor our financial and clinical performance. We create customized, web-based reports based on near real-time data to track important operating metrics, including length of stay, patient volumes and physician productivity, referral sources and trends, readmission rates, physician billings, clinical quality indicators, patient satisfaction and patient post-discharge survey results.

In addition to our intellectual property rights related to IPC-Link®, we also own certain copyrights, trademarks and trade secrets.

Contracts with Inpatient Facilities

Our affiliated hospitalists, in general, provide services in any inpatient facility where they have credentials, called privileges, regardless of whether we have entered into a contract with the inpatient facility. When we contract with hospitals and other inpatient facilities, we typically provide various professional services, including supporting the emergency department, assisting in bed allocation, planning patient discharge, coordinating with ancillary departments, cooperating with facility management, developing facility policies and procedures, training facility personnel and developing call schedules. We believe our facility contracts benefit the inpatient facility by establishing a stable and consistent provider of hospitalist services to that facility, while we benefit by having our affiliated hospitalists obtain unassigned patients through the emergency department, expand the base of the referral relationships within the facility and strengthen the contractual revenue base. In these contracted facilities, billings to third-party payors for direct patient care constitute the most significant source of our revenue.

The term of these contracts varies between facilities, but they can typically be terminated with cause for various reasons and usually contain provisions allowing for termination without cause by either party upon 90 days notice. Agreements with the inpatient facilities typically contain confidentiality provisions and requirements that the facilities maintain their own insurance.

Contracts with Health Plans

Our regional management teams negotiate health plan contracts on behalf of our affiliated hospitalists in their local markets. These agreements vary from plan to plan and payment is typically a negotiated fee per service. Our regional management teams assist our affiliated hospitalists with any required credentialing with these plans and provide ongoing contract management and maintain the relationships with the health plans. We believe that these health plan contracts can enhance our practices by capturing additional patient volumes as well as promoting prompt payment for services.

Affiliated Hospitalists and Practice Groups

Our practice groups and affiliated hospitalists are responsible for the provision of medical care to patients. Our affiliated hospitalists are employees of either our wholly-owned subsidiaries or affiliated professional organizations. Our affiliated professional organizations are separate legal entities, comprised of corporations, limited liability companies and limited partnerships. For financial reporting purposes, we consolidate the revenues and expenses of all our practice groups that we own or manage because we have a controlling financial interest in these practices based on applicable accounting rules and as described in our accompanying financial statements. We provide all of the non-medical, administrative and management services necessary for the operations of each of our affiliated professional organizations under comprehensive long-term management agreements. Under the terms of these agreements, we are paid for the provision of these non-medical management services based upon either the financial performance of the applicable practice group or a fixed fee. Each agreement is for a term of 20 years with 10 year automatic renewal periods but we may terminate these agreements at any time, with or without cause, with 30 days prior written notice to the affiliated professional organization. Agreements with our affiliated professional organizations contain a confidentiality provision and a power of attorney appointing our company as its attorney-in-fact. See “Regulatory Matters—Fee Splitting and Corporate Practice of Medicine.”

Each affiliated professional organization is organized or qualified to do business in a state where only a physician-owned professional entity may provide medical services, and each affiliated professional organization is owned by our Chief Medical Officer, who is a physician. To ensure our continued affiliation with and management of the affiliated professional organizations, we have entered into a succession agreement with each affiliated professional organization and physician owner that prohibits the sale or transfer of the ownership interests of the affiliated professional organization to non-physicians and provides for the repurchase of such ownership interests by the affiliated professional organization for a nominal amount upon the occurrence of certain events.

Our affiliated hospitalists are employed under contracts which typically have one-year employment terms with automatic extensions. The contracts can be terminated with cause for various reasons, and generally contain provisions allowing for termination without cause by either party upon 30 to 60 days notice. Agreements with our affiliated hospitalists generally contain a confidentiality provision and a non-compete and/or non-solicitation provision. The scope and enforceability of these provisions varies from state to state.

Our affiliated hospitalists generally are paid a competitive fixed base salary, and most are eligible to participate in our Physician Incentive Plan, which provides varying bonuses based upon productivity and practice group profitability. We typically provide professional liability and workers compensation coverage, along with vacation, sick leave, continuing medical education, health, disability and 401(k) benefits.

Competition

The healthcare industry is highly competitive, and the market for hospitalists within this industry is highly fragmented. We believe we are the largest dedicated hospitalist company in the United States based on revenues, patient encounters and number of affiliated hospitalists. In each of our local markets and throughout the United States, there are hospitalist groups of varying sizes, as well as privately-owned hospitalist companies, with which our practice groups compete.

Companies in other segments of the healthcare industry, such as emergency department service companies, also provide hospitalist services. Competitors of this nature on a national basis include companies such as Team Health and EmCare, each of which may have greater financial and other resources available to them, including greater access to physicians and greater access to potential customers.

In addition, because of the fragmented nature of the hospitalist market and the ability of physicians to provide services in any hospital where they have certain credentials, competition for growth in existing and expanding markets is not limited to our large competitors with substantial financial resources available to them. We also compete against local physician groups for qualified physicians, and sometimes with hospitals themselves to provide hospitalist services.

We are also dependent on our affiliated hospitalists to provide services and generate revenue. Competition for qualified physicians to act as hospitalists is intense. We compete with many types of healthcare providers, including teaching, research and government institutions, hospitals and other practice groups, for the services of such physicians.

Geographic Coverage

We currently provide services in the following sixteen states: Arizona, California, Colorado, Delaware, Florida, Georgia, Illinois, Massachusetts, Michigan, Missouri, Nevada, New Hampshire, North Carolina, Oklahoma, Tennessee, and Texas. During 2007, approximately 61% of our net revenue was generated by operations in Arizona, Michigan, Missouri and Texas. In particular, Texas accounted for approximately 27% of our net revenue for 2007. Our growth strategy contemplates that we will continue to grow our business, in part, by expanding into new markets outside of the sixteen states in which we currently operate.

Professional Liability and Other Insurance Coverage

Our business has an inherent risk of claims of medical malpractice against our affiliated physicians and us. We contract and pay premiums for third-party professional liability insurance that indemnifies us and our affiliated hospitalists on a claims-made basis for losses incurred related to medical malpractice litigation. Professional liability coverage is required in order for our affiliated hospitalists to maintain hospital privileges. We self-insure our liabilities to pay deductibles under our professional liability insurance coverage. We record in our consolidated financial statements estimates for our liabilities for self-insured deductibles and claims incurred but not reported based on actuarial loss projections using historical loss patterns. Liabilities for claims incurred but not reported are not discounted. Because many factors can affect historical and future loss patterns, the determination of an appropriate reserve involves complex, subjective judgment, and actual results may vary significantly from estimates. If the deductibles and other amounts that we are actually required to pay materially exceed the estimates that have been reserved, our financial condition and results of operations could be materially adversely affected.

We believe that our insurance coverage is appropriate based upon our claims experience and the nature and risks of our business. In addition to the known incidents that have resulted in the assertion of claims, we cannot be certain that our insurance coverage will be adequate to cover liabilities arising out of claims asserted against us, our affiliated professional organizations or our affiliated hospitalists in the future where the outcomes of such claims are unfavorable. During the third quarter of 2006, we settled a professional liability claim in excess of our insurance policy limit. We recorded our portion of the settlement at the net present value of $1.3 million, of which we paid $0.8 million during 2006 and the balance was paid in 2007. We believe that the ultimate resolution of all pending claims, including liabilities in excess of our insurance coverage, will not have a material adverse effect on our financial position, results of operations or cash flows; however, there can be no assurance that future claims will not have such a material adverse effect on our business.

In December 2007, we renewed our current professional liability insurance policy for 2008, which must be renewed on an annual basis. There can be no assurance that we will obtain substantially similar coverage upon expiration at acceptable costs and on favorable terms. Based upon current conditions in the insurance markets, we do not expect that our professional liability insurance premiums will increase significantly over prior periods.

We also maintain general liability, casualty, worker’s compensation, director and officer, and other third-party insurance coverage subject to deductibles and other restrictions in accordance with industry standards. We believe that our insurance coverage is appropriate based upon our claims experience and the nature and risks of our business. However, we cannot assure that any pending or future claim will not be successful or if successful will not exceed the limits of available insurance coverage.

Employees

The following is an approximate break-down of the affiliated hospitalists and non-clinical staff employed by our wholly-owned subsidiaries or our affiliated professional organizations by job classification as of April 30, 2008:

Job Description	Full-Time	Part-Time	Total
Physicians	475	37	512
Non-Physician Providers	55	10	65
Non-Clinical Employees	294	26	320

Totals	824	73	897

In addition to the full-time and part-time employees included above, we have employment contracts with over 300 other physicians and non-physician providers, who provide episodic care on weekends or evenings, as needed. All of our employees are located in the United States. None of our employees are covered by collective bargaining agreements. We have had no labor-related work stoppages, and we believe we have positive relations with our employees.

Facilities

As of April 30, 2008, we leased approximately 35,950 square feet of office space in North Hollywood, California for our corporate headquarters. The lease will expire on June 30, 2011. In addition, we lease a number of administrative offices in connection with our regional offices in particular markets. We believe our present facilities are adequate to meet our current and projected needs. We do not view any of these leases or locations for administrative offices as material to our business. We expect to be able to renew each of our leases or lease comparable facilities on terms commercially acceptable to us.

Legal Proceedings

In the ordinary course of our business, we become involved in pending and threatened legal actions and proceedings, most of which involve claims of medical malpractice related to medical services provided by our affiliated hospitalists. We may also become subject to other lawsuits which could involve significant claims and/or significant defense costs.

Our 2005 and 2006 tax years are currently under examination by the Internal Revenue Service (IRS). We are in the process of producing documents and other information to the IRS, but have not yet begun discussions with the IRS with respect to any issues that may arise from these audits.

We believe, based upon our review of pending actions and proceedings, that the outcome of such legal actions and proceedings will not have a material adverse effect on our business. The outcome of such actions and proceedings, however, cannot be predicted with certainty and an unfavorable resolution of one or more of them could have a material adverse effect on our business in a future period.

REGULATORY MATTERS

Significant Federal and State Healthcare Laws Governing Our Business

As a healthcare company, our operations and relationships with healthcare providers such as hospitals, other healthcare facilities, and healthcare professionals are subject to extensive and increasing regulation by numerous federal, state, and local government entities. These laws and regulations often are interpreted broadly and enforced aggressively by multiple government agencies, including the U.S. Department of Health and Human Services Office of the Inspector General, or the OIG, the U.S. Department of Justice, and various state authorities. We have included brief descriptions of some, but not all, of the laws and regulations that affect our business.

Imposition of sanctions associated with a violation of any of these healthcare laws and regulations could have a material adverse effect on our business, financial condition and results of operations. We cannot guarantee that our arrangements or business practices will not be subject to government scrutiny or be found to violate certain healthcare laws. Government investigations and prosecutions, even if we ultimately are found to be without fault, can be costly and disruptive to our business. Moreover, changes in healthcare legislation or government regulation may restrict our existing operations, limit the expansion of our business or impose additional compliance requirements and costs, any of which could have a material adverse affect on our business, financial condition and results of operations.

False Claims Acts

The federal civil False Claims Act imposes civil liability on individuals or entities that submit false or fraudulent claims for payment to the federal government. The False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly or recklessly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim for payment approved. Private parties may initiate qui tam whistleblower lawsuits against any person or entity under the False Claims Act in the name of the government and may share in the proceeds of a successful suit.

The federal government has used the False Claims Act to prosecute a wide variety of alleged false claims and fraud allegedly perpetrated against Medicare and state healthcare programs. By way of illustration, these prosecutions may be based upon alleged coding errors, billing for services not rendered, billing services at a higher payment rate than appropriate, and billing for care that is not considered medically necessary. The government and a number of courts also have taken the position that claims presented in violation of certain other statutes, including the federal Anti-Kickback Statute or the Stark Law, can be considered a violation of the False Claims Act based on the theory that a provider impliedly certifies compliance with all applicable laws, regulations, and other rules when submitting claims for reimbursement.

Penalties for False Claims Act violations include fines ranging from $5,500 to $11,000 for each false claim, plus up to three times the amount of damages sustained by the government. A False Claims Act violation may provide the basis for the imposition of administrative penalties as well as exclusion from participation in governmental healthcare programs, including Medicare and Medicaid. In addition to the provisions of the False Claims Act, which provide for civil enforcement, the federal government also can use several criminal statutes to prosecute persons who are alleged to have submitted false or fraudulent claims for payment to the federal government.

A number of states have enacted false claims acts that are similar to the federal False Claims Act. Even more states are expected to do so in the future because Section 6031 of the Deficit Reduction Act of 2005, or the DRA, amended the federal law to encourage these types of changes, along with a corresponding increase in state initiated false claims enforcement efforts. Under the DRA, if a state enacts a false claims act that is at least as stringent as the federal statute and that also meets certain other requirements, the state will be eligible to receive a greater share of any monetary recovery obtained pursuant to certain actions brought under the state’s false claims act. The OIG, in consultation with the Attorney General of the United States, is responsible for determining if a state’s false claims act complies with the statutory requirements. Currently, 22 states and the District of Columbia have some form of a state false claims acts. As of June 2008, the OIG has determined that thirteen of these satisfy the DRA standards, and we anticipate this figure will continue to increase. The thirteen states are: California, Florida, Hawaii, Illinois, Indiana, Louisiana, Massachusetts, Michigan, Nevada, New York, Tennessee, Texas and Virginia. Of the sixteen states in which we currently operate, the following eleven states have some form of a state false claims act: California, Florida, Georgia, Massachusetts, Illinois, Michigan, Nevada, New Hampshire, Oklahoma, Tennessee and Texas.

Anti-Kickback Statutes

The federal Anti-Kickback Statute contained in the Social Security Act prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (1) the referral of a beneficiary of Medicare, Medicaid or other governmental healthcare programs, (2) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental healthcare programs or (3) the purchase, lease, or order or arranging or recommending the purchasing, leasing or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental healthcare programs. Some courts and the OIG interpret the statute to cover any arrangement where even one purpose of the remuneration is to influence referrals. A violation of the Anti-Kickback Statute is a felony punishable by imprisonment, and criminal and civil fines of up to $50,000 per violation and three times the amount of the unlawful remuneration. A violation also can result in exclusion from Medicare, Medicaid or other governmental healthcare programs.

Due to the breadth of the Anti-Kickback Statute’s broad prohibition, there are a few statutory exceptions that protect various common business transactions and arrangements from prosecution. In addition, the OIG has published safe harbor regulations that outline other arrangements that also are deemed protected from prosecution under the Anti-Kickback Statute, provided all applicable criteria are met. The failure of an activity to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the Anti-Kickback Statute, but these arrangements will be subject to greater scrutiny by enforcement agencies.

Some states have enacted statutes and regulations similar to the Anti-Kickback Statute, but which may be applicable regardless of the payor source of the patient. These state laws may contain exceptions and safe harbors that are different from those of the federal law and that may vary from state to state.

Federal Stark Law

The federal Stark Law, also known as the physician self-referral law, generally prohibits a physician from referring Medicare and Medicaid patients to an entity (including hospitals) providing “designated health services,” if the physician or a member of the physician’s immediate family has a “financial relationship” with the entity, unless a specific exception applies. Designated health services include, among other services, inpatient and outpatient hospital services, clinical laboratory services, certain imaging services, and other items or services that our affiliated physicians may order. The prohibition applies regardless of the reasons for the financial relationship and the referral; and therefore, unlike the federal Anti-Kickback Statute, intent to violate the law is not required. Like the Anti-Kickback Statute, the Stark Law contains a number of statutory and regulatory exceptions intended to protect certain types of transactions and business arrangements from penalty. Compliance with all elements of the applicable Stark Law exception is mandatory.

The penalties for violating the Stark Law include the denial of payment for services ordered in violation of the statute, mandatory refunds of any sums paid for such services and civil penalties of up to $15,000 for each violation, double damages, and possible exclusion from future participation in the governmental healthcare programs. A person who engages in a scheme to circumvent the Stark Law’s prohibitions may be fined up to $100,000 for each applicable arrangement or scheme.

Some states have enacted statutes and regulations similar to the Stark Law, but which may be applicable to the referral of patients regardless of their payor source and which may apply to different types of services. These state laws may contain statutory and regulatory exceptions that are different from those of the federal law and that may vary from state to state.

Health Information Privacy and Security Standards

Among other directives, the Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996 (HIPAA) required the Department of Health and Human Services (HHS) to adopt standards to protect the privacy and security of certain health-related information. The HIPAA privacy regulations contain detailed requirements concerning the use and disclosure of individually identifiable health information by “HIPAA covered entities,” which include entities like IPC, our affiliated hospitalists, and practice groups.

In addition to the privacy requirements, HIPAA covered entities must implement certain administrative, physical, and technical security standards to protect the integrity, confidentiality and availability of certain electronic health information received, maintained, or transmitted. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

Violations of the HIPAA privacy and security standards may result in civil and criminal penalties, including: (1) civil money penalties of $100 per incident, to a maximum of $25,000, per person, per year, per standard violated and (2) depending upon the nature of the violation, fines of up to $250,000 and imprisonment for up to ten years.

Many states in which we operate also have laws that protect the privacy and security of confidential, personal information. These laws may be similar to or even more protective than the federal provisions. Not only may some of these state laws impose fines and penalties upon violators, but some may afford private rights of action to individuals who believe their personal information has been misused.

Fee-Splitting and Corporate Practice of Medicine

Some states have laws that prohibit business entities, such as IPC, from practicing medicine, employing physicians to practice medicine, exercising control over medical decisions by physicians, also known collectively as the corporate practice of medicine, or engaging in certain arrangements, such as fee-splitting, with physicians. In some states these prohibitions are expressly stated in a statute or regulation, while in other states the prohibition is a matter of judicial or regulatory interpretation. Of the sixteen states in which we currently operate, we believe that the following ten states prohibit the corporate practice of medicine: California, Colorado, Georgia, Illinois, Massachusetts, Michigan, Nevada, North Carolina, Tennessee and Texas.

In states that prohibit the corporate practice of medicine, we operate by maintaining long-term management contracts with affiliated professional organizations, which are each owned and operated by physicians and which employ or contract with additional physicians to provide hospitalist services. Under these arrangements, we perform only non-medical administrative services, do not represent that we offer medical services, and do not exercise influence or control over the practice of medicine by the physicians or the affiliated professional organizations.

For financial reporting purposes, however, we consolidate the revenues and expenses of all our practice groups that we own or manage because we have a controlling financial interest in these practices based on applicable accounting rules and as described in our accompanying financial statements. In states where fee-splitting is prohibited between physicians and non-physicians, the fees that we receive through our management contracts have been established on a basis that we believe complies with the applicable state laws.

Some of the relevant laws, regulations, and agency interpretations in the states in which we operate have been subject to limited judicial and regulatory interpretation. Moreover, state laws are subject to change and regulatory authorities and other parties, including our affiliated physicians, may assert that, despite these arrangements, we are engaged in the prohibited corporate practice of medicine or that our arrangements constitute unlawful fee-splitting. If this occurred, we could be subject to civil or criminal penalties, our contracts could be found legally invalid and unenforceable (in whole or in part), or we could be required to restructure our contractual arrangements.

Deficit Reduction Act of 2005

Among other mandates, the Deficit Reduction Act of 2005 (DRA) created a new Medicaid Integrity Program designed to enhance federal and state efforts to detect Medicaid fraud, waste and abuse. Additionally, section 6032 of the DRA requires entities that make or receive annual Medicaid payments of $5.0 million or more from any one state to provide their employees, contractors and agents with written policies and employee handbook materials on federal and state False Claims Acts and related statues. At this time, we are not required to comply with section 6032 because we receive less than $5.0 million in Medicaid payments annually from any one state. However, we will likely be required to comply in the future as our Medicaid billings increase, but we cannot predict when that will occur. We also cannot predict what new state statutes or enforcement efforts may emerge from the DRA and what impact they may have on our operations.

Other Federal Healthcare Fraud and Abuse Laws

We are also subject to other federal healthcare fraud and abuse laws. Under HIPAA, there are two additional federal crimes that could have an impact on our business: “Health Care Fraud” and “False Statements Relating to Health Care Matters.” The Health Care Fraud statute prohibits any person from knowingly and recklessly executing a scheme or artifice to defraud any healthcare benefit program. Healthcare benefit programs include both government and private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from governmental healthcare programs.

The False Statements Relating to Health Care Matters statute prohibits knowingly and willfully falsifying, concealing or covering a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

The OIG may impose administrative sanctions or civil monetary penalties against any person or entity that knowingly presents or causes to be presented a claim for payment to a governmental healthcare program for services that were not provided as claimed, is fraudulent, is for a service by an unlicensed physician, or is for medically unnecessary services. Violations may result in penalties of up to $10,000 per claim, treble damages, and exclusion from governmental healthcare funded programs, such as Medicare and Medicaid. In addition, the OIG may impose administrative sanctions against any physician who knowingly accepts payment from a hospital as an inducement to reduce or limit services provided to Medicare and Medicaid program beneficiaries.

Other State Fraud and Abuse Provisions

In addition to the state laws previously described, we also are subject to other state fraud and abuse statutes and regulations. Many of the states in which we operate have adopted a form of anti-kickback law, self-referral prohibition, and false claims and insurance fraud prohibition. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Generally, state laws reach to all healthcare services and not just those covered under a governmental healthcare program. A determination of liability under any of these laws could result in fines and penalties and restrictions on our ability to operate in these states. We cannot assure that our arrangements or business practices will not be subject to government scrutiny or be found to violate applicable fraud and abuse laws.

Fair Debt Collection Practices Act

Some of our operations may be subject to compliance with certain provisions of the Fair Debt Collection Practices Act and comparable statutes in many states. Under the Fair Debt Collection Practices Act, a third-party collection company is restricted in the methods it uses to contact consumer debtors and elicit payments with respect to placed accounts. Requirements under state collection agency statutes vary, with most requiring compliance similar to that required under the Fair Debt Collection Practices Act.

U.S. Sentencing Guidelines

The U.S. Sentencing Guidelines are used by federal judges in determining sentences in federal criminal cases. The guidelines are advisory, not mandatory. With respect to corporations, the guidelines state that having an effective ethics and compliance program may be a relevant mitigating factor in determining sentencing. To comply with the guidelines, the compliance program must be reasonably designed, implemented, and enforced such that it is generally effective in preventing and detecting criminal conduct. The guidelines also state that a corporation should take certain steps such as periodic monitoring and appropriately responding to detected criminal conduct. While we have attempted to develop and implement our corporate compliance program to be consistent with these guidelines, we cannot be certain that a court would agree.

Licensing, Certification, Accreditation and Related Laws and Guidelines

Our clinical personnel are subject to numerous federal, state and local licensing laws and regulations, relating to, among other things, professional credentialing and professional ethics. Since we perform services at hospitals and other types of healthcare facilities, we may indirectly be subject to laws applicable to those entities as well as ethical guidelines and operating standards of professional trade associations and private accreditation commissions, such as the American Medical Association and the Joint Commission on Accreditation of Health Care Organizations. There are penalties for non-compliance with these laws and standards, including loss of professional license, civil or criminal fines and penalties, loss of hospital admitting privileges, and exclusion from participation in various governmental and other third-party healthcare programs.

Professional Licensing Requirements

Our affiliated hospitalists must satisfy and maintain their professional licensing in the states where they practice medicine. Activities that qualify as professional misconduct under state law may subject them to sanctions, or to even lose their license and could, possibly, subject us to sanctions as well. Some state boards of medicine impose reciprocal discipline, that is, if a physician is disciplined for having committed professional misconduct in one state where he or she is licensed, another state where he or she is also licensed may impose the same discipline even though the conduct occurred in another state. Professional licensing sanctions may also result in exclusion from participation in governmental healthcare programs, such as Medicare and Medicaid, as well as other third-party programs.

RELATIONSHIPS WITH THIRD-PARTY PAYORS

Medicare, Medicaid and Other Governmental Programs

We derive a significant portion of our revenue from services rendered to beneficiaries of Medicare, Medicaid and other governmental healthcare programs. Participation in these programs requires compliance with stringent and often complex enrollment and reimbursement requirements. The applicable standards are subject to statutory and regulatory changes, administrative rulings, and new interpretations of policy that may be difficult to predict and that may require significant changes to our operations.

Reimbursement to us typically is conditioned on our affiliated hospitalists providing the correct procedure and diagnosis codes and properly documenting both the service itself and the medical necessity for the service. Incorrect or incomplete documentation and billing information, or the incorrect selection of codes for the level and type of service provided, could result in non-payment for services rendered or lead to allegations of billing fraud.

Direct and indirect cost containment efforts at the state and federal level may materially impact reimbursement for our services. We believe these trends in cost containment will continue. The Medicare program reimburses for our services based upon the rates in its Physician Fee Schedule, and each year, the Medicare program updates the Physician Fee Schedule reimbursement rates. Many private payors use the Medicare fee schedule to determine their own reimbursement rates. The current Medicare fee schedule methodology has significantly reduced the overall reimbursement rates for physician services because it relies upon, in part, a target-setting formula system called the Sustainable Growth Rate (SGR). The SGR is a target rate of growth in spending for physician services which is intended to control the growth of Medicare expenditures for physicians’ services. The annual fee schedule update is adjusted to reflect the comparison of actual expenditures to target expenditures. Because one of the factors for calculating the SGR system is linked to the growth in the U.S. gross domestic product, or GDP, the SGR formula may result in a negative payment update if growth in Medicare beneficiaries’ use of services exceeds GDP growth, a situation which has occurred in the past and whose reoccurrence we cannot predict.

While Congress has intervened in the past few years to mitigate the negative reimbursement impact associated with the SGR formula, there is no guarantee that Congress will continue to do so in the future. Moreover, the existing methodology may result in significant yearly fluctuations in the Medicare Physician Fee Schedule amounts, which may be unrelated to changes in the actual costs of providing physician services. Unless there is a change in the Medicare Physician Fee Schedule methodology, the uncertainty regarding reimbursement rates and fluctuation will continue to exist. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Operating Results—Rate Changes by Government Sponsored Programs.”

Because governmental healthcare programs generally reimburse us on a fee schedule basis rather than on a charge-related basis, we generally cannot increase our revenues from these programs by increasing the amount we charge for our services. If our costs increase, we may not be able to recover our increased costs from these programs. Government and private payors have taken and may continue to take steps to control the cost, eligibility for, use and delivery of healthcare services as a result of budgetary constraints, cost containment pressures and other reasons. These cost containment measures and other market changes have generally restricted our ability to recover, or shift to non-governmental payors, any increased costs that we experience. Our business model and financial operations may be materially affected by these developments. Governmental healthcare programs, and other third-party payors, may disallow, in whole or in part, our requests for reimbursement based on determinations that certain amounts are not reimbursable, they were for services provided that were not medically necessary, there was a lack of sufficient supporting documentation, or for a number of other reasons. Additional factors that could complicate our billing include, but are not limited to:

•	disputes between payors as to which party is responsible for payment;

•	the difficulty of adherence to specific compliance requirements, diagnosis coding and various other procedures mandated by the government; and

•	failure to obtain proper physician credentialing and documentation in order to bill governmental payors.

We also are subject to governmental reviews and audits of our bills and claims for reimbursement. These reviews can occur before we are paid for services (pre-payment review) or after we have already received payment (post-payment review). Pre-payment reviews can lead to delays in reimbursement. In the context of post-payment reviews, we may be required to make retroactive adjustments to amounts previously paid to us if a finding is made that we were incorrectly reimbursed. The results of any of these types of reviews may cause us to lose eligibility for certain programs in the event of certain types of non-compliance or subject us to other fines or penalties. Also, some of our affiliated hospitalists may have to participate in payor re-education programs. These governmental healthcare programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, all of which may materially increase or decrease the payments we receive for our services as well as affect the cost of providing services.

Our business could be adversely affected by reductions in or limitations of reimbursement amounts or rates under the governmental healthcare programs, reductions in funding of these programs or elimination of coverage for certain individuals or treatments under these programs. Other delays and uncertainties in the reimbursement process may adversely affect our level of accounts receivable, increase the overall cost of collection, adversely affect our working capital and cause us to incur additional borrowing costs. Unfavorable resolutions of future regulatory reviews or investigations, either individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

Commercial Payors

We also receive compensation from non-governmental healthcare programs, or commercial payors. As with government payors, the manner and timing with which commercial payors reimburse us for our services may adversely affect our operations. We may be subject to, among other things, reductions or limitations in the reimbursement amounts or rates we receive, disallowances for services provided, pre-payment and post-payment audits, delays in payment, and delays or restrictions in our ability to credential new physicians.

Some of our relationships are pursuant to contracts with commercial payors that offer a wide variety of health insurance products, such as Health Maintenance Organizations, Preferred Provider Organizations, and Exclusive Provider Organizations. These organizations are subject to various state laws and regulations, including federal ERISA requirements. We try to secure mutually agreeable contracts with payors that enable our affiliated hospitalists to be listed as in-network participants within the payors’ provider networks. Subject to applicable laws and regulations, the terms, conditions and compensation rates of our contracts with commercial third-party payors are negotiated and often vary widely across markets and among payors.

In some cases, our contracts with commercial payors typically provide for discounted fee-for-service arrangements and grant each party the right to terminate the contracts without cause upon prior written notice. If we do not have a contractual relationship with a health insurance payor, we generally bill the payor our full billed charges. If payment is less than billed charges, we bill the balance to the patient, subject to state and federal billing practice laws and regulations. Although we maintain standard billing and collections procedures with appropriate discounts for prompt payment, we also provide discounts in certain hardship situations where patients and their families do not have financial resources necessary to pay the amount due for services rendered. Any amounts written-off related to self-pay patients are based on the specific facts and circumstances related to each individual patient account. We cannot guarantee that the rates of payment we receive will cover the costs of our services.

Industry Operating Environment

Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. We anticipate that Congress and state legislatures may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the healthcare delivery system. Congress and state legislatures have adopted and may further consider statutory changes affecting healthcare reform. There can be no assurance as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of any potential legislation. It is possible that the changes to governmental healthcare program reimbursements may serve as precedent to possible changes in other payors’ reimbursement policies in a manner adverse to us. Similarly, changes in private payor reimbursements could lead to adverse changes in Medicare and other governmental healthcare programs which could have a material adverse effect on our business, financial condition or results of operations.

Corporate Compliance Program

We are committed to complying with applicable state and federal laws and regulations governing the provision of healthcare services. In order to encourage a culture of compliance, we have operated a formal corporate compliance program since 1999. Our compliance officer and executive compliance committee are essential to implementation of our program. The members of the executive compliance committee include our senior officers and our compliance officer. All individuals affiliated with our organization (including the members of our board of directors) are bound by our compliance program.

Our compliance program is modeled after compliance guidance provided by the OIG, with specific attention to the OIG Compliance Program Guidance for Third-Party Medical Billing Companies (1998) and the OIG Compliance Program Guidance for Individual and Small Physician Practices (2000). The primary compliance program components the OIG has recommended, all of which we have implemented, include:

•	development of a written Code of Conduct;

•	development of extensive written compliance policies and procedures, based upon the regulatory risks of our business;

•	the designation of a compliance officer and compliance committee;

•	the development and implementation of regular training programs;

•	open lines of communication for compliance questions and concerns;

•	a process for responding appropriately to detected misconduct;

•	regular auditing and other internal monitoring techniques; and

•	a system of discipline and accountability, including the development of corrective action to address detected offenses.

We regularly monitor updates from government enforcement entities and all payors that may pertain to the operation of our Compliance Program and our business. We adjust our compliance materials and company policies and procedures accordingly.

The goal of our Compliance Program is to prevent, detect, mitigate, respond, and resolve regulatory risks. Nevertheless, we cannot assure you that our program will detect and rectify all compliance issues in all markets and for all time periods.

As with other healthcare companies that operate corporate compliance programs, from time to time we identify practices that may have resulted in Medicare or Medicaid overpayments or other regulatory and payment issues. In such cases, it is our practice to disclose the issue to the respective programs and, if appropriate, to refund any resulting overpayments. While such disclosures and repayments are usually accepted without further action, it is possible that such disclosures and repayments will result in allegations that we have violated applicable laws, regulations, or payor guidance, leading to investigations and possible civil or criminal enforcement actions.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of each of our executive officers and directors as of April 30, 2008, followed by a description of their business experience:

Name	Age	Position
Executive Officers
Adam D. Singer, M.D.	48	Chairman, Chief Executive Officer, Chief Medical Officer and Class I Director
R. Jeffrey Taylor	59	President, Chief Operating Officer and Class II Director
Devra G. Shapiro	61	Chief Financial Officer
Richard G. Russell	48	Executive Vice President and Chief Development Officer
Non-Employee Directors
Mark J. Brooks	41	Class II Director
Thomas P. Cooper, M.D.	63	Class I Director
Woodrin Grossman	63	Class II Director
C. Thomas Smith	70	Class III Director
Chuck Timpe	61	Class I Director

Adam D. Singer, M.D. has been a director, Chairman, and our Chief Executive Officer since he founded IPC in 1995. In 1991, Dr. Singer acquired a private practice in pulmonary medicine that shortly thereafter merged with two other pulmonary physicians to become part of Consultants For Lung Disease, Inc. (now the Institute for Better Breathing). In 2006, Dr. Singer was designated Chief Medical Officer. Dr. Singer received his B.S. in Biology from the University of California, Los Angeles and his medical degree from the Chicago Medical School at Rosalind Franklin University. Dr. Singer performed a post-doctoral internship and residency in internal medicine and a fellowship in pulmonary medicine at the University of Southern California.

R. Jeffrey Taylor has been a director and our President and Chief Operating Officer since he joined IPC in July 2000. Prior to joining our company, Mr. Taylor was the executive vice president of Atlanta-based Mariner Post-Acute Network. Prior to that, Mr. Taylor was chief executive officer of American Outpatient Services, Inc. and held various positions including executive vice president, chief administrative officer and general counsel with American Medical International, Inc. (now Tenet Healthcare Corp.; THC—NYSE). Mr. Taylor received a B.S. from the University of Utah and a J.D. from the University of Utah College of Law. Mr. Taylor has more than 25 years of experience in the areas of acute-care, sub-acute care and the outpatient dialysis segments of the healthcare industry.

Devra G. Shapiro has been our Chief Financial Officer since she joined IPC in March 1998. Prior to joining our company, Ms. Shapiro served as chief financial officer for several start-up healthcare enterprises. From 1985 to 1990, Ms. Shapiro held executive financial positions with EPIC Healthcare Group and American Medical International, Inc. (now Tenet Healthcare Corp.; THC—NYSE). From 1974 to 1984, Ms. Shapiro specialized in healthcare with the public accounting firm of Arthur Andersen & Co. Ms. Shapiro received a B.A. and a Bachelor of Accountancy from the University of Houston. Ms. Shapiro has over 30 years experience as a financial executive and certified public accountant with a background in working with healthcare organizations.

Richard G. Russell has been our Executive Vice President and Chief Development Officer since he joined IPC in March 2003. Prior to joining our company, Mr. Russell was senior vice president of information technology and business planning for Cogent Healthcare, Inc., another national hospitalist organization, from 2002 to March 2003. Mr. Russell began his career as a senior consultant with McKinsey & Company and then held executive level positions in several entrepreneurial and healthcare operating companies. Mr. Russell received a B.S. in chemical engineering from the Case Western Reserve University and an M.B.A. from Harvard Business School and has 20 years of experience in healthcare services.

Mark J. Brooks has served as one of our directors since April 1998 and currently serves as a member of our compensation committee. Since its formation in January 2007, Mr. Brooks has served as a managing director of Scale Venture Partners. Prior to joining Scale Venture Partners, Mr. Brooks worked for Bank of America Ventures since 1995, ultimately serving as a managing director. Mr. Brooks currently sits on the board of directors of the following private companies: Alimera Sciences, Inc., National Healing Corporation, LivHome Inc. and Spinal Kinetics, Inc. Mr. Brooks received a B.A. in economics from Dartmouth College and an M.B.A. from the Wharton School at the University of Pennsylvania.

Thomas P. Cooper, M.D. has served as one of our directors since August 2007 and currently serves as a member of our compensation committee. Since 1991, Dr. Cooper has been chairman of the board at VeriCare and currently serves as a director for Kindred Healthcare, Inc. (KND—NYSE) and Hanger Orthopedic Group (HGR—NYSE). Dr. Cooper has founded various healthcare related companies, including VeriCare, Spectrum Emergency Care, Correctional Medical Systems and Mobilex. Dr. Cooper is also a partner at Aperture Venture Partners, a venture capital firm. Dr. Cooper is currently an adjunct professor at the Columbia University School of Business teaching entrepreneurship. Dr. Cooper received a B.A. from DePauw University and a medical degree from Indiana University Medical School.

Woodrin Grossman has served as one of our directors since March 2008, and currently serves as a member of our audit committee and our nominating and governance committee. Mr. Grossman retired in 2007 after serving as Senior Vice President-Strategy and Development of Odyssey HealthCare Inc. from January 2006 to December 2007 and as a director from July 2005 to January 2006. Prior to Odyssey HealthCare, Inc., Mr. Grossman worked for PricewaterhouseCoopers for 37 years, including 27 years as a partner of the firm and over five years as the healthcare practice leader of the firm. Mr. Grossman currently serves on the board of directors of Kinetic Concepts, Inc. and MedCath Corporation. Mr. Grossman received a B.S. in economics from Moravian College and an M.B.A. from the Wharton School at the University of Pennsylvania.

C. Thomas Smith has served as one of our directors since January 2004, and currently serves as the chairman of our nominating and governance committee and as a member of our audit committee. Mr. Smith retired in 2003 after over 11 years as president and chief executive officer of VHA Inc. Prior to VHA Inc., Mr. Smith spent over 30 years managing hospitals, with nearly half of this time serving as chief executive officer of Yale New Haven Hospital in New Haven, Connecticut. Mr. Smith serves on the boards of directors of Kinetic Concepts, Inc., Information Corporation of America and Advanced ICU Care. Mr. Smith has recently served as a director of Renal Care, Inc., Horizon Health Inc., Neoforma, Inc., Genentech, Inc. and Comp Health Group. Mr. Smith holds a B.A. from Baylor University and an M.B.A. from the University of Chicago.

Chuck Timpe has served as one of our directors since 1998 and as chairman of our audit committee since June 2002. Since June 2003, Mr. Timpe has served as the chief financial officer of Hythiam, Inc. (HYTM—Nasdaq). Prior to joining Hythiam, Mr. Timpe was chief financial officer, from its inception in February 1998 to June 2003, of Protocare, Inc., a clinical research and pharmaceutical outsourcing company which merged with Radiant Research, Inc. in March 2004. Previously, he was a principal in two private healthcare management consulting firms he co-founded, chief financial officer of National Pain Institute, treasurer and corporate controller for American Medical International, Inc. (now Tenet Healthcare Corp.; THC—NYSE), and a member of Arthur Andersen, LLP’s healthcare practice, specializing in public company and hospital system audits. Mr. Timpe received his B.S. from University of Missouri, School of Business and Public Administration, and is a certified public accountant. Mr. Timpe has over 35 years experience in the healthcare industry as a senior healthcare financial executive.

Composition of the Board of Directors

Our board of directors is currently composed of nine positions, including five non-employee members, our chief executive officer, our president and chief operating officer and two current vacancies. Our board of directors consists of three classes of directors, each serving staggered three-year terms.

At each annual meeting of stockholders, the successors to directors whose terms expire at that meeting will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one third of the total number of directors.

Pursuant to our certification of incorporation and bylaws, our board of directors currently consists of seven persons, divided into three classes serving staggered terms of three years. The Class I directors, Adam D. Singer, M.D., Thomas P. Cooper, M.D. and Chuck Timpe, were elected at our annual meeting of stockholders in 2008 and are scheduled to serve until the annual meeting of stockholders in 2011. The Class II directors, Mark J. Brooks, Woodrin Grossman and R. Jeffrey Taylor, are scheduled to serve until the annual meeting of stockholders in 2009. The Class III director, C. Thomas Smith, is scheduled to serve until the annual meeting of stockholders in 2010.

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below. It is our intention that the composition of our board committees comply with the applicable rules of the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market. Under these rules, our board committees must initially have one member who meets the applicable SEC and the Nasdaq Global Market independence requirements, a majority of the members of each committee must meet these independence requirements within 90 days following this offering, and all committee members must meet these independence requirements within one year after this offering. If we fail to comply, when required, with the applicable requirements of the SEC or the Nasdaq Global Market with respect to the independence of the members of our board of directors and committees of the board of directors, our common stock may be de-listed by the Nasdaq Global Market and we may otherwise be subject to adverse publicity and sanctions, which could have a material adverse effect on our results of operations and the market price of our common stock. Our board of directors also has established a quality committee that is further described below.

Committees of the Board of Directors

Audit Committee. The primary purpose of the audit committee is to oversee the integrity of our financial statements, our financial reporting process, the independent accountant’s qualifications and independence, the performance of the independent accountants and our compliance with legal and regulatory requirements on behalf of the board. In particular, the audit committee is responsible for (1) selecting the independent auditor, (2) overseeing the work of the independent auditor and reviewing the overall scope of the audit, (3) reviewing all relationships between the independent auditor and our company, (4) discussing the annual audited financial and quarterly statements with management and the independent auditor, (5) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (6) monitoring the adequacy of policies and procedures to assess and manage business risk, (7) meeting separately, periodically, with management and the independent auditor, (8) reviewing with the independent auditor any audit problems or difficulties and management’s response, (9) establishing procedures for treatment of complaints received by our company or anonymous submissions by employees regarding accounting or auditing matters, (10) preparing a report for the annual proxy statement, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (12) reporting regularly to the full board of directors.

Our audit committee consists of Mr. Timpe, who serves as chairman of the committee, Mr. Grossman and Mr. C. Thomas Smith. Mr. Grossman joined the audit committee on March 19, 2008. Each of the committee members have been determined to be independent, and Mr. Grossman and Mr. Timpe have each been determined to be an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors has adopted a written charter for our audit committee, which can be obtained without charge by contacting our Corporate Secretary at 4605 Lankershim Boulevard, Suite 617, North Hollywood, California 91602, (888) 4IPC-DOC (888-447-2362) or through our website, located at www.hospitalist.com .

Compensation Committee. Our compensation committee assists our board of directors by ensuring that our officers and key executives are compensated in accordance with our total compensation objectives and executive compensation policy. In particular, the compensation committee is responsible for (1) reviewing key employee total compensation policies, plans and programs, (2) evaluating and approving the compensation of our executive officers, (3) reviewing and approving the terms and benefits of the employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (5) reviewing and recommending stock plans and other incentive compensation plans, and (6) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Our compensation committee consists of Mr. Brooks, who serves as chairman of the committee, and Dr. Cooper. Each of the committee members have been determined to be independent, and each of the members of this committee is also a “nonemployee director” as that term is defined under Rule 16b-3 of the Securities and Exchange Act of 1934 and an “outside director” as that term is defined in Treasury Regulation § 1.162-27(3). Our board of directors has adopted a written charter for our compensation committee, which can be obtained without charge by contacting our Corporate Secretary at 4605 Lankershim Boulevard, Suite 617, North Hollywood, California 91602, (888) 4IPC-DOC (888-447-2362) or through our website, located at www.hospitalist.com .

Nominating and Governance Committee. Our nominating and governance committee assists our board of directors by identifying individuals qualified to become members of our board and developing our corporate governance principles. This committee’s responsibilities include: (1) evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees, (2) assisting the board in preliminary review of director independence, (3) recommending board and board committee assignments and compensation, (4) approving any employee director or senior executive standing for election for outside for-profit boards of directors, (5) evaluating and recommending candidates for election to our board of directors, (6) overseeing the succession planning of the chief executive officer and senior executive officers, (7) overseeing and evaluating our board of directors performance and self-evaluation process, (8) reviewing our corporate governance principles, governance-related stockholder proposals, and changes to the charter and bylaws and providing recommendations to the board of directors regarding possible changes, (9) reviewing and monitoring compliance with all laws and regulations not under the purview of the audit committee, (10) reviewing claims for indemnification, and (11) handling such other matters that are specifically delegated to the nominating and governance committee by the board of directors from time to time.

The nominating and governance committee does not have a specific set of minimum criteria for membership on the board of directors. In making its recommendations, however, it considers the mix of characteristics, experience, diverse perspectives and skills that is most beneficial to our company. Our nominating and governance committee will consider nominees for directors recommended by stockholders upon submission in writing in accordance with our bylaws to our Corporate Secretary of the names and qualifications of such nominees at the following address: IPC The Hospitalist Company, Inc., 4605 Lankershim Boulevard, Suite 617, North Hollywood, California 91602. The committee does not intend to alter the manner in which it evaluates candidates based on whether the candidate was recommended by a stockholder or not.

In March 2008, the nominating and governance committee recommended to the board of directors the nominees standing for election at the 2008 annual meeting of stockholders, each of whom are currently serving on our board of directors.

Our nominating and governance committee consists of Mr. C. Thomas Smith, who serves as chairman of the committee, and Mr. Grossman. Mr. Grossman joined the nominating and governance committee on March 19, 2008. Each of the committee members have been determined to be independent. Our board of directors has adopted a written charter for our nominating and governance committee, which can be obtained without charge by contacting our Corporate Secretary at 4605 Lankershim Boulevard, Suite 617, North Hollywood, California 91602, (888) 4IPC-DOC (888-447-2362) or through our website, located at www.hospitalist.com.

Quality Committee. Our new quality committee was established by the nominating and governance committee and was approved by the board of directors on March 19, 2008. The purpose of the quality committee is to oversee clinical quality and its first order of business will be to develop a charter.

Our quality committee consists of Dr. Cooper, who serves as the chairman of the committee, Dr. Singer, and Mr. Taylor.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Board of Directors and Committee Meetings

In 2007, the board of directors held seven meetings, the audit committee held six meetings, the compensation committee held three meetings and the nominating and governance committee held five meetings. Each of our directors attended at least 75% of the total number of meetings of the board of directors and of the committees of the board of directors on which they served during 2007, other than Dr. Cooper, who did not attend the one board meeting that was held in 2007 after he was appointed to the board.

COMPENSATION DISCUSSION AND ANALYSIS

Our compensation policy is designed to support the overall objective of maximizing long-term stockholder value by aligning the interests of executives with the interests of stockholders and rewarding executives for achieving corporate and individual objectives as established by our compensation committee. The executive compensation program is also designed to provide compensation opportunities that attract and retain the services of qualified executives in a highly competitive marketplace. For fiscal year 2007, our executive compensation program was comprised of three principal components: base salary, cash bonus incentives and long-term incentive opportunities through stock option grants.

Our Executive Compensation Philosophies and Policies

The compensation committee of the board of directors is responsible for defining a total compensation policy that supports the organization’s overall business strategy and objectives, attracts and retains key executives, links total compensation with business objectives and organizational performance and provides competitive total compensation opportunities at a reasonable cost while enhancing stockholder value creation.

After interviewing several candidates, the compensation committee engaged Frederick W. Cook & Co., Inc., an independent compensation consultant in April 2007 to help us transition from being a private company into an early stage public company. The consultant, which does not perform any other services for our Company, was asked to review and identify a group of comparable companies in terms of industry, revenue level and stage of development in order to ascertain the appropriateness of all aspects of compensation, including base salary, short-term cash incentives and levels of equity and other forms of long-term compensation. In addition, the consultant was asked to review the benefit packages of other senior executives at the comparable companies and to determine the median levels of compensation and benefit packages within the benchmarked group. The consultant compiled data from two categories of other public healthcare companies to guide the compensation committee in its evaluation of the appropriateness of the equity based compensation of the chief executive officer and the other executive officers. The first group consisted of ten healthcare companies at the stage of filing an initial registration statement within the last five years, so that the data reflected the compensation practices of these companies while still private. This data was used to benchmark our compensation practices currently as a private company. The companies included in the first group were:

Brookdale Senior Living	NightHawk Radiology
Emergency Medical Services	Radiation Therapy Services
HealthSpring	Symbion
LHC Group	United Surgical Partners
Molina Healthcare	WellCare Health Plans

The second group consisted of nineteen healthcare companies with similar revenues and market capitalization to us which were already public when their disclosures were made. The compensation committee is evaluating this material to determine how to transition our compensation practices over time as a public company. The companies included in this second group were:

Emergency Medical Services	On Assignment
AMN Healthcare	Vistacare
Sun Healthcare	American Dental
Cross Country	LHC Group
Amedisys	Arcadia Resources
Healthways	Pediatric Services of America
Medical Staffing	NightHawk Radiology
Matria	Almost Family
Symbion	ATC Healthcare
Allied Healthcare

Base Salary

Base salary levels for the chief executive officer and the other executive officers are generally intended to compensate executives at salary levels comparable to the median of the appropriate competitive benchmarks described above. Base salaries are determined on an individual basis by evaluating each executive’s scope of responsibility, past performance and prior experience to determine prevailing compensation levels in relevant markets for executive talent. While we were still a private company, the base salaries of our named executive officers were established based on negotiations between our board of directors and each named executive officer prior to each officer commencing employment with our company. The initial base salary of each named executive officer and subsequent increases reflect the amount that, in the judgment of our board of directors in consultation with our venture capital investors, the officer could have earned from alternative employment. As we progressed toward becoming a public company, the compensation committee engaged an independent compensation consultant described above who developed the peer group. The data from the peer group was used to validate that the base salaries of each of the named executive officers were at or just below the median of the base salaries for the peer group for 2006. It is the intent of the compensation committee to recommend to our board of directors that the base salaries of the named executive officers be migrated to the median of the peer group. Base salaries for executives are reviewed annually by the compensation committee and if appropriate, the compensation committee recommends adjustments to the board for determination. The base salaries paid to the chief executive officer and the executive officers in fiscal 2007 are set forth in the “Salary” column of the Summary Compensation Table.

Performance-Based Bonus Plan

Performance bonuses tied to our operating results are a component of executive compensation and are designed to motivate the executive to focus on our annual revenue and profitability, which we believe should improve long-term stockholder value over time. Our named executive officers are eligible to receive cash bonus incentive payments based upon the achievement of certain company goals and may also be awarded discretionary bonuses tied to individual performance, as determined by the compensation committee.

At the beginning of 2007, the compensation committee established performance objectives for the payment of cash bonus incentive payments for executive officers. Performance objectives were based on (1) the attainment of a pre-established target of earnings before interest, tax, depreciation and amortization, or EBITDA of $12.1 million, and (2) the attainment of a pre-established target of revenue of $166.8 million. The compensation committee adopted these targets because they encouraged a continued growth in our top line while also rewarding the management of operating costs to deliver EBITDA at a level to increase overall stockholder value.

The plan sets forth a target percentage of base salary for the achievement of the objectives. Twenty-five percent of the bonus target was tied to the revenue goal and seventy-five percent was tied to the EBITDA goal. For Dr. Singer the bonus percentage of base salary target for achievement of 100% of the objectives was 50%. For Messrs. Taylor and Russell and Ms. Shapiro, the target percentage of base salary was 40% for achievement of 100% of the objectives. In addition, there was a sliding scale to increase or decrease the bonus for performance above or below target levels ranging from 50% of target for achieving 75% of objectives up to 200% of target for exceeding 150% of objectives. The cash bonus incentive payments paid to the chief executive officer and the executive officers in fiscal 2007 are set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Achievement of Revenue and EBITDA Objectives	Percent of Base Salary and Dollar Amount	Percent of Base Salary and Dollar Amount	Percent of Base Salary and Dollar Amount	Percent of Base Salary and Dollar Amount
	Singer	Taylor	Shapiro	Russell
150% of Objective	100%	80%	80%	80%
	$360,400	$218,484	$175,644	$164,800
125% to 150%	75%	60%	60%	60%
	$270,300	$163,863	$131,733	$123,600
110% to 125%	62.5%	50.0%	50.0%	50.0%
	$225,250	$136,553	$109,778	$103,000
100% to 110%	55%	44%	44%	44%
	$198,220	$120,166	$96,604	$90,640
Objectives	50%	40%	40%	40%
	$180,200	$109,242	$87,822	$82,400
90% to 100%	37.5%	30.0%	30.0%	30.0%
	$135,150	$81,932	$65,867	$61,800
75% to 90%	25%	20%	20%	20%
	$90,100	$54,621	$43,911	$41,200

Additionally, the compensation committee has the authority to grant a discretionary bonus to each executive officer for exceptional performance based upon several additional factors, including the number of acquisitions successfully completed, physician turnover reduced, enhancements to the information technology platform completed, new markets entered, new physicians hired, cash flow targets achieved and major projects such as system conversions completed. While the compensation committee believes that these factors will directly impact EBITDA and revenue growth, it has retained the discretion to award additional bonuses for satisfying these individual factors. The discretionary bonus payments paid to the chief executive officer and the executive officers in fiscal 2007 are set forth in the “Bonus” column of the Summary Compensation Table. Our board of directors granted a fiscal 2008 discretionary bonus in the amount of $250,000 to Dr. Singer upon the closing of our initial public offering on January 30, 2008.

Long-Term Equity Incentives

We believe that an ownership culture in our company is important to provide our executive officers with incentives to build value for our stockholders. We believe stock-based awards create such a culture and help to align the interests of our management and employees with the interests of our stockholders.

In furtherance of that goal, we have adopted the IPC The Hospitalist Company, Inc. 2007 Equity Participation Plan, which provides additional award availability to supplement the 1997 Equity Participation Plan and the 2002 Equity Participation Plan. The principal features of these plans are summarized under “Compensation Discussion and Analysis—Incentive Compensation Plan.” The principal purpose of these plans are to attract, retain and motivate selected employees and directors through the granting of stock-based compensation awards. On an annual basis, our compensation committee assesses the appropriate corporate and individual goals for each executive and awards additional option grants in the following year based upon achievement of those goals. The amount of options to be granted will be guided by the peer group data from the compensation committee’s compensation consultant described above and the determination of the amount of cash versus equity will be refined over time by the compensation committee. Additionally, in the future, our compensation committee and board of directors may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock, restricted stock units or other performance-based awards. The compensation committee intends to also seek input from an independent compensation consultant concerning these matters.

Benefits and Perquisites

Each of our named executive officers participates in the health and welfare benefit plans and fringe benefit programs generally available to all of our employees. Our Chief Executive Officer also receives the additional benefits reflected in the Summary Compensation Table under “All Other Compensation” and more fully described in footnote (4) thereto. The additional benefits granted to Dr. Singer relate to the historical transition from his medical practice and mirrored benefits and perquisites he received there. These additional benefits are not continued in his new amended and restated employment agreement. See “Executive Compensation—Narrative to Summary Compensation Table and Grants of Plan Based Awards—Employment Agreements.”

Severance and Change in Control Policy

In January 2008, we adopted an Executive Change in Control Plan for our named executive officers to reduce the need to negotiate individual severance agreements with departing executives. Please see the description under “Executive Compensation—Narrative to Summary Compensation Table and Grants of Plan Based Awards—Potential Payments Upon Termination or Change in Control.” The employment agreements for the named executives provide for severance in various situations as described in “Executive Compensation—Narrative to Summary Compensation Table and Grants of Plan Based Awards—Employment Agreements.”

EXECUTIVE COMPENSATION

The following table sets forth information regarding compensation earned by our chief executive officer, our president and chief operating officer, our chief financial officer, and our executive vice president and chief development officer during the fiscal years ended December 31, 2007 and December 31, 2006. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan ($)(3)	All Other Compensation ($)		Total ($)
Adam D. Singer, M.D.	2007	$357,262	$60,000	$3,975	$259,038	$76,505	(4)	$756,780
Chief Executive Officer and Chief Medical Officer	2006	$340,000	$100,000	$539	$32,300	$72,595	(5)	$545,434

R. Jeffrey Taylor	2007	$271,104	$50,000	$9,936	$157,035	$16,545	(6)	$504,620
President and Chief Operating Officer	2006	$260,100	$50,000	$539	$19,768	$17,795	(7)	$348,202

Devra G. Shapiro	2007	$217,946	$47,500	$7,948	$126,244	$9,094	(8)	$408,732
Chief Financial Officer	2006	$209,100	$50,000	$539	$15,892	$9,223	(9)	$284,754

Richard Russell	2007	$205,077	$45,000	$6,956	$118,450	$11,943	(10)	$387,426
Executive Vice President and Chief Development Officer	2006	$198,689	$30,000	$1,347	$15,200	$11,545	(11)	$256,781

(1)	Amount reflects discretionary bonuses paid to the named executive officers during 2007 and 2006. Although not included in this table, our Board of Directors granted a fiscal 2008 discretionary bonus in the amount of $250,000 to Dr. Singer upon the closing of our initial public offering on January 30, 2008.
(2)	Amount reflects the expensed fair value of stock options recognized in 2007 and 2006 calculated in accordance with SFAS No. 123(R). See Note 8 of the “Notes to Consolidated Financial Statements—Stock-Based Compensation” for a discussion of assumptions made in determining the compensation expense of our stock options for the years ended December 31, 2007 and 2006.
(3)	The 2007 and 2006 amounts were awarded under the senior executive bonus plan.
(4)	Includes (a) medical malpractice premiums of $17,957, (b) vacation paid in lieu of time-off of $13,861, (c) bonus in lieu of a Company 401(k) match of $13,055, (d) health & welfare insurance of $15,457, (e) auto allowance of $9,900, (f) continuing medical education allowance of $5,000 and (g) premiums of $1,275 paid on a life insurance policy provided pursuant to the terms of Dr. Singer’s employment agreement.
(5)	Includes (a) medical malpractice premiums of $22,187, (b) vacation paid in lieu of time-off of $13,077, (c) bonus in lieu of a Company 401(k) match of $10,895, (d) health & welfare insurance of $10,261, (e) auto allowance of $9,900, (f) continuing medical education allowance of $5,000 and (g) premiums of $1,275 paid on a life insurance policy provided pursuant to the terms of Dr. Singer’s employment agreement.
(6)	Includes (a) Company 401(k) match of $7,875, and (b) health & welfare insurance premiums of $8,670 permitted pursuant to the terms of Mr. Taylor’s employment agreement.
(7)	Includes (a) Company 401(k) match of $9,958, and (b) health & welfare insurance premiums of $7,837 permitted pursuant to the terms of Mr. Taylor’s employment agreement.
(8)	Includes (a) Company 401(k) match of $7,875, and (b) health & welfare insurance premiums of $1,219 permitted pursuant to the terms of Ms. Shapiro’s employment agreement.
(9)	Includes (a) Company 401(k) match of $8,005, and (b) health & welfare insurance premiums of $1,218 permitted pursuant to the terms of Ms. Shapiro’s employment agreement.
(10)	Includes (a) Company 401(k) match of $7,750, and (b) health & welfare insurance premiums of $4,193 permitted pursuant to the terms of Mr. Russell’s employment agreement.
(11)	Includes (a) Company 401(k) match of $7,500, and (b) health & welfare insurance premiums of $4,045 permitted pursuant to the terms of Mr. Russell’s employment agreement.

Grants of Plan-Based Awards

Set forth below is information regarding awards granted to our named executive officers during 2007. All equity grants were made under our 1997 Equity Participation Plan, our 2002 Equity Participation Plan, and our 2007 Equity Participation Plan:

2007 Grants of Plan-Based Awards

		Estimated Future Potential Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise Base Price of Option Awards ($/share)(2)	Grant Date Fair Value of Option Awards(3)
Adam D. Singer, M.D.		$90,100	$180,200	$360,400
Chief Executive Officer and Chairman of the Board	7/19/2007				15,625	$5.25	$34,985

R. Jeffrey Taylor		$54,621	$109,242	$218,484
President and Chief Operating Officer	7/19/2007				39,063	$5.25	$87,462

Devra G. Shapiro		$43,911	$87,822	$175,644
Chief Financial Officer	7/19/2007				31,250	$5.25	$69,970

Richard Russell		$41,200	$82,400	$164,800
Executive Vice President and Chief Development Officer	7/19/2007				27,344	$5.25	$61,223

(1)	Represents threshold, target and maximum payout levels under our annual cash incentive program for performance during the year ended December 31, 2007. See “Compensation Discussion and Analysis—Components of our Executive Compensation Program—Performance-Based Bonus Plan” for a description of the program. For amounts actually paid out under the plan see “Summary Compensation Table” under the column titled “Non-Equity Incentive Plan Compensation.”
(2)	Based on the valuation of shares of our common stock as of the date of grant as determined contemporaneously.
(3)	Valuation of these options is based on the dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS 123(R) over the entire term of these options, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions.

Narrative to Summary Compensation Table and Grants of Plan Based Awards

Awards

At the beginning of 2007, the compensation committee established potential bonuses for Dr. Singer, Mr. Taylor, Ms. Shapiro and Mr. Russell under our performance-based bonus plan. The payout formula was 25% tied to a revenue target and 75% to an EBITDA target. Based on the Company’s 2007 performance relative to its financial targets when available, as described in “Compensation Discussion and Analysis—Performance-Based Bonus Plan” and the individual performance of each executive, Dr. Singer, Mr. Taylor, Ms. Shapiro and

Mr. Russell may be awarded annual cash incentive payments under our performance-based bonus plan as reflected in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation.”

On July 19, 2007, grants of options were made under the 2007 Equity Participation Plan to Dr. Singer, Mr. Taylor, Ms. Shapiro and Mr. Russell in the amounts of 15,625, 39,063, 31,250 and 27,344 shares, respectively. All options were granted at an exercise price of $5.25 per share, which is equal to the fair market value of our common stock on date of grant as determined contemporaneously. The shares vest 25% on the first anniversary of the date of grant and the balance vest ratably over the next thirty-six months. While still a private company, the security ownership levels of our named executive officers were established using the knowledge base of the members of the board of directors and input from our venture capital investors as to the security ownership levels in their respective portfolio companies. As we progressed toward becoming a public company, the compensation committee engaged an independent consultant described earlier who developed a peer group of companies just before their filing of a registration statement for an initial public offering as described above. The compensation committee, after reviewing the security ownership levels of named executive officers of the peer group of companies, determined that Dr. Singer, Mr. Taylor, Ms. Shapiro and Mr. Russell were at the 18th, 45th, 32nd and 16th percentiles, respectively, and that additional grants were appropriate to bring our executives closer to the median of the peer group. It is the intent of the compensation committee to recommend to the board of directors that the security ownership levels of our named executive officers be migrated toward the median of the second peer group described above consisting of companies who were already public at the time of disclosure.

Employment Agreements

We have entered into employment agreements with our named executive officers pursuant to the specific terms set forth below.

Adam D. Singer, M.D. In January 2008, we entered into an amended and restated employment agreement with Dr. Singer, pursuant to which he agreed to continue to serve as our Chief Executive Officer and Chief Medical Officer. The employment agreement specifies that Dr. Singer’s employment with us is for a term of three years with automatic renewal for one year periods, unless either party provides 30 days prior written notice of its intention not to renew. Dr. Singer is currently entitled to an annual base salary of $448,000. He is eligible to receive an annual bonus based upon performance targets, as determined by the compensation committee of our board of directors in accordance with the 2007 Non-Equity Incentive Plan. We maintain Dr. Singer’s professional liability insurance. He also receives 20 days of paid vacation and Dr. Singer is eligible to participate in various welfare and benefit plans generally in accordance with their terms, which are available to all other employees. Subject to Section 409A of the Internal Revenue Code, in the event that Dr. Singer’s employment is terminated by us without cause, or if Dr. Singer terminates his employment for good reason, each as defined below, Dr. Singer will be entitled to receive (1) continuation of his base salary for 18 months following his termination, (2) payment of any earned but unpaid bonuses, including any pro rata bonus earned during the current fiscal year, (3) 18 months of continued coverage under our health and dental programs at the same level of coverage as he received during employment, and (4) a lump sum payment equal to our cost of Dr. Singer’s life and disability insurance benefits for 18 months. All payments are subject to Dr. Singer executing a release relieving us of liability relating to his termination. In addition, in the event of death or disability, Dr. Singer is also entitled to receive (1) continuation of his base salary up to 75% of the base salary in effect on the date of death or termination for 18 months, (2) a lump sum cash payment equal to the present value of the cost to the Company of providing life and disability insurance for the executive for a period of 12 months, (3) 12 months of continued coverage for the executive and his covered dependents under our health and dental programs at the same level of coverage as he received during employment and (4) the pro rata portion of the annual bonus earned by him during the current fiscal year. See “—Potential Payments Upon Termination or Change of Control” for a further description of the severance benefits that Dr. Singer will receive under our change in control plan if he incurs a termination in connection with a change in control of IPC.

R. Jeffrey Taylor. In January 2008, we entered into an amended and restated employment agreement with Mr. Taylor, pursuant to which he agreed to continue to serve as our President and Chief Operating Officer. The employment agreement specifies that Mr. Taylor’s employment with us is for a term of one year with automatic renewal for one year periods, unless either party provides 90 days prior written notice of its intention not to renew. Mr. Taylor is currently entitled to an annual base salary of $300,000. He is eligible to receive an annual bonus based upon performance targets as determined by the compensation committee of our board of directors in accordance with the 2007 Non-Equity Incentive Plan.

Devra G. Shapiro. In January 2008, we entered into an amended and restated employment agreement with Ms. Shapiro, pursuant to which she agreed to continue to serve as our Chief Financial Officer. This employment agreement specifies that Ms. Shapiro’s employment with us is for a term of one year with automatic renewal for one year periods, unless either party provides 90 days prior written notice of its intention not to renew. Ms. Shapiro is currently entitled to an annual base salary of $260,000. She is eligible to receive an annual bonus based on performance targets as determined by the compensation committee of our board of directors in accordance with the 2007 Non-Equity Incentive Plan.

Richard G. Russell. In January 2008, we entered into an amended and restated employment agreement with Mr. Russell, pursuant to which he agreed to serve as our Executive Vice President and Chief Development Officer. This employment agreement specifies that Mr. Russell’s employment with us is for a term of one year with automatic renewal for one year periods, unless either party provides 90 days prior written notice of its intention not to renew. Mr. Russell is currently entitled to an annual base salary of $240,000. He is eligible to receive an annual bonus based on performance targets, as determined by the compensation committee of our board of directors in accordance with the 2007 Non-Equity Incentive Plan.

In addition, each named executive is entitled to reimbursement for all reasonable business and travel expenses, is eligible to receive 20 days of paid vacation annually, and is eligible to participate in our retirement, welfare and benefit plans and programs generally in accordance with their terms. Subject to Section 409A of the Internal Revenue Code, in the event that Messrs. Taylor and Russell or Ms. Shapiro are terminated by us without cause, or if any one of them terminates their employment for good reason, each as defined below, such individual will be entitled to receive (1) continuation of their base salary for 12 months following his or her termination, (2) payment of any earned but unpaid bonuses, including the pro rata portion earned during the current fiscal year, (3) 12 months of continued coverage under our health and dental programs at the same level of coverage as he or she received during employment, and (4) a lump sum cash payment equal to the cost of providing life and disability insurance benefits for 12 months, subject to the executive executing a release relieving us of any liability relating to the termination. See “—Potential Payments Upon Termination or Change in Control” for a further description of severance benefits that Messrs. Taylor and Russell and Ms. Shapiro will be eligible to receive under our change in control plan if they incur a termination in connection with a change in control of IPC.

“Cause” is defined in the employment agreements as (1) fraud, misappropriation, embezzlement or other act of material misconduct against us; (2) substantial, continuing and willful failure to render services in accordance with the terms of the applicable employment agreements; (3) knowing violation of any laws, rules or regulations of any governmental or regulatory body material to our business; or (4) conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude, or a charge or indictment of a felony or any crime involving moral turpitude the defense of which renders the executive substantially unable to perform his or her services to us. Additionally, Dr. Singer’s failure to maintain his professional license in the State of California, or any sanction or formal reprimand of him by the California Board of Medical Quality Assurance shall constitute “cause.” Under the employment agreements for Mr. Taylor, Ms. Shapiro and Mr. Russell, a termination due to death or permanent disability will entitle such executive to receive his or her accrued compensation and a pro rata portion of his or her annual bonus.

“Good Reason” is defined in the employment agreements for Dr. Singer, Mr. Taylor, Ms. Shapiro and Mr. Russell as (1) a substantial reduction in the executive’s status, title, position or authority; (2) a reduction in the executive’s base salary and/or annual bonus of $20,000 or more; (3) the requirement that the executive render services outside of Los Angeles County, California or the relocation of our headquarters outside of Los Angeles County, California; provided, however, that the foregoing shall not apply as to reasonable business travel commensurate with the executive’s position; or (4) any material breach by us of any provision of the employment agreement.

Under the employment agreements of Dr. Singer, Messrs. Taylor and Russell and Ms. Shapiro, such individual may not (1) solicit any of our officers, directors, employees, sales representatives, agents or consultants for a period of two years after termination or (2) disclose any of our confidential information at any time.

The following table summarizes the outstanding equity awards held by each of our named executive officers as of December 31, 2007:

2007 Outstanding Equity Awards at Fiscal Year-End

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable(#)	Number of Securities Underlying Unexercised Options Unexercisable(#)(1)	Option Exercise Price($)(2)	Option Expiration Date
Adam D. Singer, M.D.	2/9/2005	8,952	11,394	$1.60	2/9/2015
Chief Executive Officer and	3/2/2006	1,367	1,758	$1.60	3/2/2016
Chairman of the Board	7/19/2007	—	15,625	$5.25	7/19/2017

R. Jeffrey Taylor	2/9/2005	12,506	5,150	$1.60	2/15/2015
President and Chief	3/2/2006	1,367	1,758	$1.60	3/2/2016
Operating Officer	7/19/2007	—	39,063	$5.25	7/19/2017

Devra G. Shapiro	2/9/2005	—	4,557	$1.60	2/9/2015
Chief Financial Officer	3/2/2006	—	1,758	$1.60	3/2/2016
	7/19/2007	—	31,250	$5.25	7/19/2017

Richard Russell	2/9/2005	—	957	$1.60	2/9/2015
Executive Vice President	3/2/2006	—	4,395	$1.60	3/2/2016
and Chief Development Officer	7/19/2007	—	27,344	$5.25	7/19/2017

(1)	The shares underlying these option vest 25% at the first anniversary of the grant date and in equal monthly installments thereafter over the following three years.
(2)	Based on the valuation of shares of our common stock as of the date of grant as determined contemporaneously.

The following table sets forth information regarding options exercised by our named executive officers during the year ended December 31, 2007:

Option Exercises and Stock Vested

Name	Exercise Date	Number of Shares Acquired on Exercise(#)	Value of Realized on Exercise($)
Adam D. Singer, M.D.	2/1/2007	97,522	$199,724
Chief Executive Officer and Chairman of the Board	2/1/2007	218,750	$364,000
	2/1/2007	18,717	$15,573
	2/1/2007	96,354	$197,333

R. Jeffrey Taylor	7/18/2007	24,414	$45,313
President and Chief Operating Officer

Devra G. Shapiro	4/13/2007	1,302	$1,083
Chief Financial Officer	4/13/2007	846	$704
	7/18/2007	195	$200
	7/18/2007	977	$1,000
	12/31/2007	1,628	$5,938
	12/31/2007	326	$1,188

Richard Russell	5/4/2007	2,116	$1,760
Executive Vice President and Chief Development Officer	5/4/2007	10,742	$17,875
	5/4/2007	820	$683
	12/31/2007	1,302	$4,750
	12/31/2007	547	$1,994

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments Upon Termination or Change in Control

As of December 31, 2007, we were party to certain employments agreements that would have required us to provide compensation to Dr. Singer, Messrs. Taylor and Russell and Ms. Shapiro in the event that their employment with us was terminated. On January 10, 2008, our board of directors adopted the Executive Change of Control Plan governing the termination of senior management in case of a qualified change of control event. On January 11, 2008, we entered into amended and restated employment agreements with Dr. Singer, Mr. Taylor, Mr. Russell and Ms. Shapiro. A quantitative analysis of the amount of compensation payable to each of these named executive officers in each situation involving a termination of employment pursuant to the amended and restated employment agreements in effect on January 11, 2008 or the Executive Change of Control Plan, assuming that each termination had occurred as of December 31, 2007, is listed on the tables below.

In the event that Dr. Singer’s employment is terminated by us without cause, or if Dr. Singer terminates his employment for good reason, Dr. Singer will be entitled to receive (1) continuation of his base salary for 18 months following his termination, (2) payment of any earned but unpaid bonuses, including any pro rata bonus earned during the current fiscal year, (3) 18 months of continued coverage under our health and dental programs at the same level of coverage as he received during his employment (4) a lump sum payment equal to our cost of Dr. Singer’s life and disability insurance benefits for 18 months. All payments are subject to Section 409A of the Internal Revenue Code, and Dr. Singer’s execution of a release relieving us from liability relating to his employment and termination. See “—Executive Compensation—Employment Agreements” for the definitions of “cause” and “good reason” contained in the employment agreements.

In the event that Mr. Taylor, Mr. Russell, or Ms. Shapiro are terminated by us without cause, or if any one of them terminates their employment for good reason, such individual will be entitled to receive (1) continuation of their base salary for 12 months following his or her termination, (2) payment of any earned but unpaid bonuses, including the pro rata portion earned during the current fiscal year, (3) 12 months of continued coverage under our health and dental programs at the same level of coverage as he or she received during employment and (4) a lump sum cash payment equal to our cost of providing life and disability insurance benefits for 12 months. All payments are subject to Section 409A of the Internal Revenue Code, and the executive’s execution of a release relieving us from liability relating to his or her termination. See “—Executive Compensation—Employment Agreements” for the definitions of “cause” and “good reason” contained in the employment agreements.

In the event Dr. Singer dies or is terminated due to “permanent disability”, he (or, in the case of death, to his estate) shall be entitled to receive (1) continuation of his base salary up to 75% of the base salary in effect on the date of death or termination for a period of 18 months, (2) a lump sum cash payment equal to the present value of the cost to the Company for providing life and disability insurance for the executive for a period of 12 months, (3) 12 months of continued coverage for the executive and his covered dependents under our health and dental programs at the same level of coverage as he received during employment and (4) the pro rata portion of the annual bonus earned by him during the current fiscal year. “Permanent Disability” is defined in Dr. Singer’s employment agreement to mean, Dr. Singer, by reason of a physical or mental impairment that can be expected to result in death or to last for a continuous period of not less than 12 months, receives income replacement benefits for a period of not less than 3 months under an accident or health plan of the Company. Termination of Mr. Taylor’s, Ms. Shapiro or Mr. Russell’s employment due to death or permanent disability will entitle such executive to receive his or her accrued compensation and a pro rata portion of his or her annual bonus.

In the event any of the named executive officers terminates their employment for good reason or are terminated by us without cause, due to disability or death, and in the case of Messrs. Taylor and Russell and Ms. Shapiro such individual is over the age of 55 and has been employed by us for over 5 years, we will continue to provide coverage under our health and dental programs until such time as the executive and his or her spouse become eligible for Medicare coverage.

Under all of the employment agreements, we are not obligated to make any cash payment to the named executives if their employment is terminated by us for cause or by the executive without good reason. Pursuant to the Executive Change of Control Plan adopted in January 2008, Dr. Singer, Mr. Taylor, Mr. Russell and Ms. Shapiro (and any other members of senior management which the compensation committee adds to the plan in the future) shall be entitled to receive a severance payment and additional severance benefits if his or her employment with us is terminated by us or the acquirer without cause or by the employee for good reason 90 days prior to or within 18 months following a change in control (as defined below).

In connection with such change in control termination, Dr. Singer will be eligible to receive 18 months of his base salary plus one and one-half times his target annual bonus amount for the year in which the termination occurs, and Messrs. Taylor and Russell and Ms. Shapiro will receive 12 months of his or her base salary plus his or her target annual bonus amounts for the year in which the termination occurs. In addition, Dr. Singer will be eligible to receive 18 months of continuing health and dental coverage on the same terms as he received such benefits during employment, and Messrs. Taylor and Russell and Ms. Shapiro will receive 12 months of continuing health and dental coverage on the same terms as he or she received such benefits during employment.

In connection with such change of control termination, any options outstanding granted after July 1, 2007 and on the date of termination held by the terminated individual will vest immediately at the time of such termination. Under the terms of the Executive Change in Control Plan, if any payments or benefits to which a participant becomes entitled are considered “excess parachute payments” under Section 280G of the Internal Revenue Code, then he or she will generally be entitled to an additional “gross-up” payment from us in an amount such that, after payment by the participant of all taxes, including any excise tax imposed upon the gross-up payment, he or she will retain a net amount equal to the amount he or she would have been entitled to had the excise tax not been imposed upon the payment. If the total payments that the participant is entitled to receive from us do not exceed 110% of the greatest amount that could be paid to the participant without becoming an excess parachute payment, then no “gross-up” payment will be made by us, and the participant’s payments will be reduced to the greatest amount that could be paid without causing the payments to be “excess parachute payments.” Under the plan, “change in control” is defined to mean (1) the acquisition by a third party of more than 50% of our voting shares, (2) a merger, consolidation or other reorganization if our stockholders following such transaction no longer own more than 50% of the combined voting power of the surviving organization, (3) our complete liquidation or dissolution, or (4) a sale of substantially all of our assets.

Under the plan, “cause” is defined as (1) the willful and continued failure to substantially perform the participant’s duties (other than due to illness or after notice of termination by us without cause or by the participant for good reason) and such failure continues after a demand for performance is delivered, or (2) the participant willfully engages in illegal conduct or gross misconduct which is injurious to our business or reputation. The definition of “cause” for any participant who is party to an employment agreement with us for purposes of the plan will be the same as is contained in such participant’s employment agreement, see “—Executive Compensation—Employment Agreements” for the definition of “cause” contained in each of the employment agreements.

Under the plan, “good reason” is defined as (1) a reduction of $20,000 in the participant’s annual base salary and/or annual target bonus, (2) a material or adverse change in the participant’s authority, duties and responsibilities as in effect immediately before the change in control or a material and adverse change, following a change in control, in the duties, responsibilities, authority or managerial level of the individual(s) to whom the participant reports, (3) our requirement that the participant be based more than 50 miles from the location prior to the change in control, or (4) our failure to obtain the assumption of the plan from any successor.

As of December 31, 2007, Dr. Singer, Mr. Taylor, Ms. Shapiro, and Mr. Russell held options to purchase 28,777 shares, 45,971 shares, 37,565 shares and 32,696 shares, respectively, of our common stock that would vest upon any change in control pursuant to the terms of the applicable equity incentive plans. Pursuant to the employment agreements in effect as of January 11, 2008 discussed above and various equity grant agreements, assuming one of our named executive officers is terminated without cause or resigns for good reason or a change in control had taken place on December 31, 2007, such individuals would have been entitled to payments in the amounts set forth opposite their name:

Summary of Potential Payments Upon Termination(1)

Element	Involuntary Termination Without Cause	Termination for Good Reason	Death or Disability	Change in Control(2)
Severance(3)
Adam D. Singer, M.D.	$672,000	$672,000	$336,000	$672,000
R. Jeffrey Taylor	300,000	300,000	—	300,000
Devra G. Shapiro	260,000	260,000	—	260,000
Richard G. Russell	240,000	240,000	—	240,000

Intrinsic Value of Accelerated Stock Options(4)
Adam D. Singer, M.D.	—	—	—	$357,358
R. Jeffrey Taylor	—	—	—	519,402
Devra G. Shapiro	—	—	—	426,873
Richard G. Russell	—	—	—	371,014

Total
Adam D. Singer, M.D.	$672,000	$672,000	$336,000	$1,029,358
R. Jeffrey Taylor	300,000	300,000	—	819,402
Devra G. Shapiro	260,000	260,000	—	686,873
Richard G. Russell	240,000	240,000	—	611,014

(1)	The employment agreements in effect as of January 11, 2008 were used to perform these calculations since the agreements in place on December 31, 2007 are no longer operative and would have misstated the impacts of payments in the future. In addition, each named executive officer’s current base salary was used to calculate the termination payments under each termination scenario.
(2)	Amounts listed in this column with respect to Dr. Singer, Mr. Taylor, Ms. Shapiro and Mr. Russell are payable upon the occurrence of a change in control and a termination not for cause or for good reason.
(3)	Severance includes (i) twelve or eighteen months (as applicable) continuation of executive’s salary, (ii) earned but unpaid bonus for the most recently completed fiscal year and (iii) twelve or eighteen months (as applicable) continued coverage under our welfare benefit plans.
(4)	Intrinsic value of stock options with vesting accelerated due to trigger event based on the fiscal year end fair market value of $16.00 per share.

Incentive Compensation Plans

2007 Equity Compensation Plan

On July 19, 2007, our board of directors adopted the IPC The Hospitalist Company, Inc. 2007 Equity Participation Plan. The plan was subsequently approved by our stockholders on November 13, 2007. The purposes of the plan are to attract and retain qualified persons upon whom, in large measure, our sustained progress, growth and profitability depend, to motivate the participants to achieve long-term company goals and to more closely align the participants’ interests with those of our other stockholders by providing them with a proprietary interest in our growth and performance. Our executive officers, employees, consultants and non- employee directors are eligible to participate in the plan. Under the plan, 234,375 shares of our common stock were authorized for initial issuance, which amount was increased by 371,123 upon the consummation of our initial public offering, and, each calendar year thereafter until 2013, the number of shares authorized for issuance under the plan will increase in an amount equal to 2.5% of the total number of our outstanding shares of common stock. The number of shares available for issuance under the plan will also be increased by any shares granted pursuant to the 2002 or 1997 equity participation plans that are subsequently forfeited by the participant. As of April 30, 2008, 183,153 shares of our common stock were available for issuance under the 2007 Equity Compensation Plan. On January 30, 2008, we filed a registration statement on Form S-8 covering 592,170 shares of our common stock reserved for issuance under the plan.

On July 19, 2007, pursuant to the plan, we issued options to purchase an aggregate of 121,094 shares of our common stock to certain of our employees at an exercise price of $5.25 per share, which is equal to the fair market value of our common stock as of the same date as determined contemporaneously. One-fourth of these stock options will vest on the first anniversary of the date of grant. The remaining three-fourths of these stock options will vest in equal monthly installments for the following thirty-six months, commencing the month following the first anniversary of the date of grant. On January 1, 2008, we issued options to purchase an aggregate of 23,438 shares of our common stock to our non-employee directors at a per share exercise price equal to the initial public offering price of $16.00 per share. These options vest in twelve equal monthly installments.

The plan is administered by our compensation committee, which interprets the plan and has broad discretion to select the eligible persons to whom awards will be granted, as well as the type, size and terms and conditions of each award, including the exercise price of stock options, the number of shares subject to awards and the expiration date of, and the vesting schedule or other restrictions applicable to, awards.

The plan allows us to grant the following types of awards:

•	options (non-qualified and incentive stock options);

•	stock appreciation rights, or SARs;

•	restricted stock;

•	restricted stock units;

•	deferred stock;

•	performance units;

•	other stock-based awards; and

•	annual incentive awards.

In any calendar year, no participant may be granted awards for options, SARs, restricted stock, deferred stock, restricted stock units or performance units (or any other award that is determined by reference to the value of shares of our common stock or appreciation in the value of such shares) that exceed, in the aggregate, 468,750 underlying shares of our common stock. No participant may be granted cash awards for any grant year that exceed $3.0 million.

Stock Options. Options may be granted by the compensation committee and may be either non-qualified options or incentive stock options. Options are subject to the terms and conditions, including vesting conditions, set by the compensation committee (and incentive stock options are subject to further statutory restrictions that are set forth in the plan). The exercise price for all stock options granted under the plan will be determined by the compensation committee, except that no stock options can be granted with an exercise price that is less than 100% of the fair market value of our common stock on the date of grant. Further, stockholders who own greater than 10% of our voting stock will not be granted incentive stock options that have an exercise price less than

110% of the fair market value of our common stock on the date of grant. The term of all stock options granted under the plan will be determined by the compensation committee, but may not exceed 10 years (five years for incentive stock options granted to stockholders who own greater than 10% of our voting stock). No incentive stock option may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that optionee, would have an aggregate fair market value in excess of $100,000. In the event an optionee is awarded $100,000 in incentive stock options in any calendar year, any incentive stock options in excess of $100,000 granted during the same year will be treated as non-qualified stock options. Each stock option will be exercisable at such time and pursuant to such terms and conditions as determined by the compensation committee in the applicable stock option agreement. If not otherwise specified in the applicable stock option agreement, one-fourth of the stock options granted to employees will vest on the first anniversary of the date of grant and the remaining three-fourths of the stock options will vest in equal monthly installments for the following thirty-six months, commencing the month following the first anniversary of the date of grant. Each option gives the participant the right to receive a number of shares of our common stock upon exercise of the option and payment of the exercise price. The exercise price may be paid in cash (including cash obtained through a broker selling the share acquired on exercise) or, if approved by the compensation committee, shares of our common stock or restricted common stock.

Stock Appreciation Rights, or SARs. All SARs must be granted on a stand-alone basis (i.e., not in conjunction with stock options granted under the plan). A SAR granted under the plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over a specified price, known as the strike price, fixed by the compensation committee, which will not be less than 100% of the fair market value of our common stock on the grant date of the SAR. Payment may be made in cash, shares of our common stock, or other property, in any combination as determined by the compensation committee. If not otherwise specified in the applicable SAR agreement, one-fourth of the SARs granted to employees will vest on the first anniversary of the date of grant and the remaining three-fourths of the SARs will vest in equal monthly installments for the following thirty-six months, commencing the month following the first anniversary of the date of grant.

Restricted Stock and Restricted Stock Units. Restricted stock is our common stock that is forfeitable until the restrictions lapse. Restricted stock units are rights granted as an award to receive shares of our common stock, conditioned upon the satisfaction of restrictions imposed by the compensation committee. The compensation committee will determine the restrictions for each award and the purchase price in the case of restricted stock, if any. Restrictions on the restricted stock and restricted stock units may include time-based restrictions, the achievement of specific performance goals or, in the case of restricted stock units, the occurrence of a specific event. Vesting of restricted stock and restricted stock units is conditioned upon the participant’s continued employment. Participants do not have voting rights in restricted stock units. If the performance goals are not achieved or the restrictions do not lapse within the time period provided in the award agreement, the participant will forfeit his or her restricted stock and/or restricted stock units.

Deferred Stock. Deferred stock is the right to receive shares of our common stock at the end of a specified deferral period. The compensation committee will determine the number of shares and terms and conditions for each deferred stock award, and whether such deferred stock will be acquired upon the lapse of restrictions on restricted stock or restricted stock units. Participants do not have voting rights in deferred stock, but participants’ deferred stock may be credited with dividend equivalents to the extent dividends are paid or distributions made during the deferral period.

Performance Units. Performance units are any grant of (1) a bonus consisting of cash or other property the amount and value of which, and/or the receipt of which, is conditioned upon the achievement of certain performance goals specified by the compensation committee, or (2) a unit valued by reference to a designated amount of property. Performance units may be paid in cash, shares of common stock or restricted stock units. The compensation committee will determine the number and terms of all performance units, including the performance goals and performance period during which such goals must be met. If the performance goals are not attained during the performance period specified in the award agreement, the participant will forfeit all of his or her performance units.

Annual Incentive Awards. The plan includes annual incentive awards. The compensation committee will determine the amounts and terms of all annual incentive awards, including performance goals, which may be weighted for different factors and measures. The compensation committee will designate individuals eligible for annual incentive awards within the first 90 days of the year for which the annual incentive award will apply, with certain exceptions, and will certify attainment of performance goals within 90 days following the end of each year. In addition, the compensation committee will establish the threshold, target and maximum annual incentive award opportunities for each participant. Annual incentive awards may be paid in cash, shares of common stock, restricted stock, options or any other award under the plan.

Performance-Based Compensation

The objective performance criteria for awards (other than stock options and SARs) granted under the plan that are designed to qualify for the performance-based exception from the tax deductibility limitations of Section 162(m) of the Code and are to be based on one or more of the following measures:

•	earnings (either in the aggregate or on a per share basis);

•	net income or loss (either in the aggregate or on a per share basis);

•	operating profit;

•	EBITDA or adjusted EBITDA;

•	growth or rate of growth in cash flow;

•	cash flow provided by operations (either in the aggregate or on a per share basis);

•	free cash flow (either in the aggregate or on a per share basis);

•	costs or costs as a percentage of revenue, either in total or on a line item basis;

•	gross or net revenues;

•	physician or other employee hiring or retention;

•	reductions in expense levels in each case, where applicable, determined either on a company-wide basis or in respect of any one or more business units;

•	operating and maintenance cost management and employee productivity;

•	stockholder returns (including return on assets, investments, equity, or gross sales);

•	return measures (including return on assets, equity, or sales);

•	growth or rate of growth in return measures;

•	share price (including growth measures and total stockholder return or attainment by the shares of a specified value for a specified period of time);

•	net economic value;

•	economic value added;

•	aggregate product unit and pricing targets;

•

strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market share, market penetration, geographic business expansion goals, objectively identified project milestones, production volume levels, cost targets, and goals relating to acquisitions or divestitures;

•	achievement of business or operational goals such as market share and/or business development;

•	achievement of diversity objectives;

•	results of customer satisfaction surveys; or

•	debt ratings, debt leverage and debt service.

Change in Control

The compensation committee may, in order to maintain a participant’s rights in the event of any change in control of our company, (1) make any adjustments to an outstanding award to reflect such change in control or (2) cause the acquiring or surviving entity to assume or substitute rights with respect to an outstanding award. Furthermore, the compensation committee may cancel any outstanding unexercised options or SARs (whether or not vested) that have an exercise price or strike price, as applicable, that is greater than the fair market value of our common stock as of the date of the change in control. Under the plan, the compensation committee will also have the ability to cash out any options or SARs (whether or not vested) that have an exercise price or strike price, as applicable, that is less than the fair market value of our common stock as of the date of the change in control and to terminate any options that have an exercise or strike price that equals or exceeds the fair market value of our common stock. The compensation committee may include further provisions in any award agreement as it may deem desirable regarding a change in control, including, but not limited to, providing for accelerated vesting or payment of an award upon a change in control.

Termination of Employment

With respect to stock options and SARs granted pursuant to an award agreement, unless the applicable award agreement provides otherwise, in the event of a participant’s termination of employment or service for any reason other than cause, disability or death, such participant’s stock options or SARs (to the extent exercisable at the time of such termination) will remain exercisable until 90 days after such termination and thereafter will be cancelled and forfeited to us. Unless the applicable award agreement provides otherwise, in the event of a participant’s termination of employment or service due to disability or death, such participant’s stock options or SARs (to the extent exercisable at the time of such termination) will remain exercisable until one year after such termination and thereafter will be cancelled and forfeited to us. In the event of a participant’s termination of employment or service for cause, such participant’s outstanding stock options or SARs will immediately be cancelled and forfeited to us.

Unless the applicable award agreement provides otherwise, (1) with respect to restricted stock, in the event of a participant’s termination of employment or service for any reason other than death or disability, all unvested shares will be forfeited to us, (2) upon termination because of death or disability, all unvested shares of restricted stock will immediately vest, (3) all performance units and unvested restricted stock units will be forfeited upon termination for any reason, and (4) annual incentive awards will be forfeited in the event of a participant’s termination of employment or service, if the performance goals have not been met as of the date of termination.

Amendment and Termination

Unless the plan is earlier terminated by our board of directors, the plan will automatically terminate on July 19, 2017. Awards granted before the termination of the plan may extend beyond that date in accordance with their terms. The compensation committee is permitted to amend the plan or the terms and conditions of outstanding awards, including to extend the exercise period and accelerate the vesting schedule of such awards, but no such action may adversely affect the rights of any participant with respect to outstanding awards without the applicable participant’s written consent and no such action or amendment may violate rules under Section 409A of the Code regarding the form and timing of payment of deferred compensation. Stockholder approval of any such amendment will be obtained if required to comply with applicable law or the rules of the Nasdaq Global Market.

Transferability

Unless otherwise determined by the compensation committee, awards granted under the plan are not transferable except by will or the laws of descent and distribution. The compensation committee will have sole discretion to permit the transfer of an award to certain family members specified in the plan.

Adjustments

In the event a stock dividend, stock split, reorganization, recapitalization, spin-off, or other similar event affects shares such that the compensation committee determines an adjustment to be appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the plan, the compensation committee will (among other actions and subject to certain exceptions) adjust the number and type of shares available under the plan, the number and type of shares subject to outstanding awards and the exercise price of outstanding stock options and other awards.

1997 Equity Participation Plan and 2002 Equity Participation Plan

The 1997 Equity Participation Plan was approved by our stockholders on October 22, 1997 and was amended by our stockholders on April 18, 1998, on April 28, 1999 and on October 10, 2000, respectively. Under the 1997 plan, as amended, 1,054,688 shares of our common stock are authorized for issuance. The 2002 Equity Participation Plan was approved by our stockholders on October 7, 2002 and was amended by our stockholders on January 31, 2007. Under the 2002 plan, as amended, 531,250 shares of our common stock are authorized for issuance. The purposes of the plans are to attract and retain qualified persons upon whom, in large measure, our sustained progress, growth and profitability depend, to motivate the participants to achieve long-term company goals and to more closely align the participants’ interests with those of our other stockholders by providing them with a proprietary interest in our growth and performance. Our executive officers, employees, consultants and non-employee directors are eligible to participate in the plans.

The plans are administered by our compensation committee, which interprets each plan and has broad discretion to select the eligible persons to whom awards will be granted, as well as the type, size and terms and conditions of each award, including the exercise price of stock options, the number of shares subject to awards and the expiration date of, and the vesting schedule or other restrictions applicable to, awards.

The 1997 plan allows us to grant options, restricted stock, performance awards, deferred stock, stock payments and dividend equivalents. The 2002 plan allows us to grant the same awards except for dividend equivalents. On January 30, 2008, we filed a registration statement on Form S-8 covering the shares of our common stock reserved for issuance under the 1997 plan and the 2002 plan.

Stock Options. Options may be granted by our board of directors and may be either non-qualified options or incentive stock options. Options are subject to the terms and conditions, including vesting conditions, set by the compensation committee (and incentive stock options are subject to further statutory restrictions that are set forth in the plan). The exercise price for all stock options granted under the plan will be determined by the compensation committee, except that no stock options can be granted with an exercise price that is less than 100% of the fair market value of our common stock on the date of grant. Further, stockholders who own greater than 10% of our voting stock will not be granted incentive stock options that have an exercise price less than 110% of the fair market value of our common stock on the date of grant. The term of all stock options granted under the plan will be determined by the compensation committee, but may not exceed 10 years (five years for incentive stock options granted to stockholders who own greater than 10% of our voting stock). No incentive stock option may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that optionee, would have an aggregate fair market value in excess of $100,000. In the event an optionee is awarded $100,000 in incentive stock options in any calendar year, any incentive stock options in excess of $100,000 granted during the same year will be treated as non-qualified stock options. Each stock option will be exercisable at such time and pursuant to such terms and conditions as determined by the compensation committee in the applicable stock option agreement. Each option gives the participant the right to receive a number of shares of our common stock upon exercise of the option and payment of the exercise price. The plans authorize us to make or guarantee loans to participants to enable them to exercise their options. Such loans must (1) provide for recourse to the participant, (2) bear interest at a rate no less than the prime rate of interest, and (3) be secured by the shares of common purchased.

As of December 31, 2007, the Company has outstanding options to purchase an aggregate of 309,220 shares of common stock under the plans at a weighted average exercise price of $2.11 per share.

Pursuant to the 2007 Equity Participation Plan, which was adopted by our board of directors on July 19, 2007, the number of shares available or subsequently forfeited by participants under the 2002 or 1997 equity participation plans are to be transferred to and available for issuance under the 2007 Equity Participation Plan.

Restricted Stock. Restricted stock is our common stock that is forfeitable until the restrictions lapse. The compensation committee will determine the restrictions for each award and the purchase price of the restricted stock. Restrictions on the restricted stock may include time-based restrictions or the achievement of specific performance goals. Vesting of restricted stock is conditioned upon the participant’s continued employment. If the performance goals are not achieved or the restrictions do not lapse within the time period provided in the award agreement, the participant will forfeit his or her restricted stock.

Performance Awards. Performance awards are any grant of a bonus consisting of cash or other property the amount and value of which, and/or the receipt of which, is conditioned upon the achievement of certain measures of the value of our common stock or other specific performance criteria specified by the compensation committee. The compensation committee will determine such performance goals and the performance period during which such goals must be met.

Deferred Stock. Deferred stock is the right to receive shares of our common stock at the end of a specified deferral period. The compensation committee will determine the number of shares and terms and conditions for each deferred stock award, and whether such deferred stock will be acquired upon the achievement of certain measures of the value of our common stock or other specific performance criteria specified by the compensation committee. Unless otherwise provided by the compensation committee, participants do not have any rights in deferred stock until such time as the award has vested and the common stock underlying the award has been issued.

Stock Payments. A stock payment is any payment in the form of (1) shares of our common stock or (2) options or other rights to purchase shares of our common stock as part of a deferred compensation arrangement made in lieu of all or any part of the compensation that would otherwise be payable to the participant.

Dividend Equivalents. Dividend equivalents are the right to receive the equivalent value (in cash or shares of our common stock) of any dividends declared on shares of our common stock, credited as of the applicable dividend payment date, during the period between the date a stock option, performance award or deferred stock is granted, and the date such stock option, performance award or deferred stock is exercised, expires or vests, as determined by the compensation committee.

Performance-Based Compensation

The objective performance criteria for awards (other than stock options and SARS) granted under the 1997 plan that are designed to qualify for the performance-based exception from the tax deductibility limitations of Section 162(m) of the Code are to be based on the market value, book value, net profits or other measure of the value of our common stock or other specific performance criteria determined appropriate by the compensation committee, or the appreciation in the market value, book value, net profits or other measure of the value of a specified number of shares of our common stock over a fixed period or periods determined by the compensation committee.

The objective performance criteria for awards (other than stock options and SARS) granted under the 2002 plan that are designed to qualify for the performance-based exception from the tax deductibility limitations of Section 162(m) of the Code are be based on our net income, pre-tax income, operating income, cash flow, earnings per share, return on equity, return on invested capital or assets, cost reductions or savings, the appreciation in the fair market value of our common stock or our earnings before interest, taxes, depreciation or amortization.

Employee Stock Purchase Plan

On January 10, 2008, our board of directors adopted the IPC The Hospitalist Company, Inc. Employee Stock Purchase Plan, which was subsequently amended by our board of directors on March 19, 2008. The plan authorizes the issuance of up to an aggregate of 156,250 shares of our common stock to eligible employees. Employees of our corporate subsidiaries or affiliated companies that are regularly scheduled to work 20 hours or more per week and have completed at least four years of service on a continuous basis at any time prior to or during the plan year are eligible to participate in the plan. The plan will be administered by our compensation committee.

At the end of each annual offering period under the plan, an automatic purchase of our common stock will be made on behalf of the plan’s participants. Eligible employees may purchase common stock through payroll deductions, which in any event must be at least $500 but may not exceed $10,000 annually. Such purchases will be made at a price equal to 85% of the fair market value (i.e., closing price on the Nasdaq Global Market) of a share of our common stock on the first or last day of the offering period, whichever is less.

Under the plan, no employee will be granted an option to purchase our common stock if immediately after the grant the employee would own common stock, including any outstanding options to purchase our common stock, equaling 5% or more of the total voting power or value of all classes of our stock. In addition, the plan provides that no employee will be granted an option to purchase common stock if the option would permit the employee to purchase common stock under all of our employee stock purchase plans in an amount that exceeds $25,000 of the fair market value of such stock for each calendar year in which the option is outstanding.

For each employee, his or her participation will end automatically upon termination of employment with us or our corporate subsidiaries. In addition, employees may end their participation in the plan at any time. In the event of a merger or consolidation of us with and into another entity or the sale of transfer of all or substantially all of our assets, the compensation committee may, in its sole discretion, elect to accelerate any rights to purchase stock under the plan and/or terminate such rights.

Our board of directors has the authority to amend or terminate the plan, except that, subject to certain exceptions described in the plan, no such action may adversely affect any outstanding rights to purchase stock under the plan. On January 30, 2008, we filed a registration statement on Form S-8 covering 592,170 shares of our common stock reserved for issuance under the plan.

Other Benefit Plans

Our employees, including our executive officers, are entitled to various employee benefits. These benefits include the following: medical and dental care plans; flexible spending accounts for healthcare; a long-term disability plan; life insurance plans; a 401(k) plan; and paid time off.

401(k) Plan

On January 1, 1998, we instituted a 401(k) plan. All of our full-time employees who are at least 21 years old are eligible to participate in our 401(k) plan on the first day of the month following completion of two months of service. We contribute an amount equal to 50% of the first 7% of the participant’s contributions. Our 401(k) plan also allows us to make discretionary profit sharing contributions, which will be administered by the compensation committee. Our contributions become fully vested after one year of employment.

Our matching contributions on behalf of an eligible employee generally become fully vested if such employee reaches normal retirement age, dies or becomes disabled while an employee. See Note 7 to our audited consolidated financial statements included in this prospectus.

2008 Compensation Decisions

On March 19, 2008, the board of directors approved annual base salary increases for each of the named executive officers as follows: Dr. Singer increased from $406,000 to $448,000; Mr. Taylor increased from $273,105 to $300,000; Ms. Shapiro increased from $219,500 to $260,000; and Mr. Russell increased from $206,000 to $240,000. Each of the base salary increases was effective retroactive to January 1, 2008.

At its February 2008 meeting, the compensation committee determined that the corporate performance measures that will be used for the Performance-Based Bonus Plan in 2008 are revenue, EBITDA and quality. The compensation committee set target awards as a percentage of base salary as follows: Dr. Singer, 70%; Mr. Taylor, 65%, Ms. Shapiro, 60%; and Mr. Russell, 55%. The award for each named executive officer will decrease by 5% for each percentage point below target and will increase by 1% for each percentage point above target with a maximum bonus of 150% of target.

Our board of directors granted a fiscal 2008 discretionary bonus in the amount of $250,000 to Dr. Singer upon the closing of our initial public offering on January 30, 2008.

Director Compensation

From January 1, 2007 to June 30, 2007, non-employee members of our board of directors received an annual retainer of $10,000. In addition, each non-employee director received $2,500 per meeting of the board of directors attended in person or $1,000 per meeting attended telephonically, and each committee member received $1,000 for each committee meeting attended. The chairpersons of the audit committee, compensation committee, and nominating and governance committee received annual retainers of $2,500. Non-employee directors also received an annual option grant of 2,344 shares, vesting in 12 equal monthly installments. Each such option had an exercise price equal to the fair value of our common stock on the date of grant and had a ten year term.

Effective July 1, 2007, each non-employee director receives an annual retainer of $25,000. In addition, each non-employee director received $1,500 per meeting of the board of directors attended in person or $1,500 per meeting attended telephonically, and each committee member received $1,500 per meeting attended of their respective committees. The chairpersons of the audit committee, the compensation committee and the nominating and governance committee also receive additional annual retainers of $12,000, $10,000 and $10,000, respectively.

Effective July 1, 2007, each non-employee director is entitled to receive, on January 1st of each calendar year, an annual option grant to purchase 4,688 shares of our common stock, vesting in 12 equal monthly installments. Newly elected directors receive an initial option to purchase 15,625 shares of our common stock, vesting in 24 equal monthly installments, and will thereafter participate in annual grants. Each such option has an exercise price equal to the fair market value of our common stock on the date of grant and has a ten-year term. Each non-employee director is eligible to make elections to receive all or a portion of his or her annual cash retainer either in the form of stock options or deferred stock. Any such election will be made pursuant to the IPC The Hospitalist Company, Inc. 2007 Equity Participation Plan and will be subject to approval by the compensation committee.

The table below provides information regarding 2007 compensation of non-management directors:

Name	Fees Earned or Paid in Cash $	Option Awards $(1)	Total $
Robin Bellas(2)(3)	$—	$2,512	$2,512
Rick Blume(2)(4)	$—	$2,512	$2,512
Mark Brooks(2)	$—	$2,512	$2,512
Tom Cooper	$14,915	$6,723	$21,638
Woodrin Grossman(5)	$—	$—	$—
Wayne Lowell(6)	$23,832	$5,631	$29,463
Barry M. Smith(7)	$44,252	$2,512	$46,764
C. Thomas Smith	$48,252	$2,512	$50,764
Chuck Timpe	$43,248	$2,512	$45,760

(1)	Amount reflects the expensed fair value of stock options granted in 2007, calculated in accordance with SFAS No. 123(R).
(2)	Mr. Bellas, Mr. Blume and Mr. Brooks are principals in the venture capital firms that are our major stockholders and each waived their retainer and cash attendance payments.
(3)	Mr. Bellas resigned from the board of directors effective July 30, 2007.
(4)	Mr. Blume resigned from the board of directors effective August 12, 2007.
(5)	Mr. Grossman was elected to our board of directors on March 19, 2008.
(6)	Mr. Lowell resigned from the board of directors effective October 23, 2007.
(7)	Mr. Smith resigned from the board of directors effective June 12, 2008.

Limitation of Liability and Indemnification

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we are required to indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We believe that these bylaw provisions are necessary to attract and retain qualified directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Prior to completion of the offering, we intend to enter into indemnification agreements with each of our directors and officers to provide the maximum indemnity allowed to directors and executive officers by the Delaware General Corporation Law and allow for certain additional procedural protections. We believe that these agreements are necessary to attract and retain qualified directors and executive officers.

At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in their capacity as such, for which indemnification will be required or permitted. In addition, we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

Insofar as the provisions of our certificate of incorporation or bylaws provide for indemnification of directors or officers for liabilities arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have not entered into any transactions since January 1, 2007 in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers, any immediate family members of a director or executive officer or, to our knowledge, beneficial owners of more than 5% of our capital stock had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Compensation Discussion and Analysis.”

Policies and Procedures for Transactions with Related Persons

On January 10, 2008, we adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving equity and other compensation, termination, change in control and other arrangements relating to the services provided to us as an employee, director, or consultant by a related person will not be covered by this policy. A related person is any executive officer, director or a nominee for director, or a beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity where any such person acts as an officer or general partner of or otherwise controls, or in which such person holds an aggregate ownership interest of at least 10%.

Under the policy, if a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to all disinterested members of our board of directors) for review and approval. In considering related-person transactions, our audit committee will take into account the relevant available facts and circumstances including, without limitation, the following:

•	the approximate dollar amount involved in the transaction, including the amount payable to or by the related person;

•	the nature of the interest of the related person in the transaction;

•	whether the transaction may involve a conflict of interest;

•	whether the transaction was entered into on terms no less favorable to us than terms that could have been reached with an unaffiliated third-party; and

•	the purpose of the transaction and any potential benefits to us.

The company’s Related Person Transactions Policy is available on our website, located at www.hospitalist.com.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of April 30, 2008, information regarding beneficial ownership of our capital stock by the following:

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of any class of our voting securities;

•	each of our current directors;

•	each of our named executive officers;

•	all current directors and executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership means that a person has or shares voting or investment power of a security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days after the measurement date. This table is based on information supplied by officers, directors and principal and selling stockholders. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

Unless otherwise indicated, we deem shares of common stock subject to options and warrants that are exercisable within 60 days of April 30, 2008 to be outstanding and beneficially owned by the person holding the options and warrants for the purpose of computing percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the ownership percentage of any other person.

The percentage of shares beneficially owned before the offering is based on 14,869,489 shares of our common stock currently outstanding in accordance with the rules of the SEC, assuming no exercise of outstanding warrant or options. The percentage of shares beneficially owned after the offering is based on 15,979,720 shares of common stock outstanding after the closing of the offering.

Unless otherwise indicated, the address for each person or entity named below is c/o IPC The Hospitalist Company, Inc., 4605 Lankershim Boulevard, Suite 617, North Hollywood, California 91602.

	Shares Beneficially Owned Prior to the Offering		Shares Offered	Shares Beneficially Owned After Offering		Shares Offered in Over- Allotment Option	Shares Beneficially Owned After Offering Assuming Full Exercise of Over-Allotment Option
Name of Beneficial Owner	Number	Percent	Number	Number	Percent	Number	Number	Percent
Five Percent Stockholders
Entities affiliated with Scale Venture Partners(1)	2,438,256	16.40%	1,215,808	1,222,449	7.65%	258,008	964,440	6.04%
Entities affiliated with Morgenthaler Venture Partners(2)	1,975,194	13.28%	987,597	987,597	6.18%	209,579	778,018	4.87%
Entities affiliated with Bessemer Venture Partners(3)	1,362,963	9.17%	756,534	606,429	3.79%	160,545	445,883	2.79%
CB Healthcare Fund L.P.(4)	1,148,546	7.72%	574,273	574,273	3.59%	121,867	452,406	2.83%

Named Executive Officers and Directors
Adam D. Singer, M.D.(5)	434,205	2.92%	49,000	385,205	2.41%	—	385,205	2.41%
R. Jeffrey Taylor(6)	172,720	1.16%	—	172,720	1.08%	—	172,720	1.08%
Devra G. Shapiro(7)	140,854	*	25,000	115,854	*	—	115,854	*
Richard G. Russell(8)	61,816	*	—	61,816	*	—	61,816	*
Mark J. Brooks(9)	6,641	*	—	6,641	*	—	6,641	*
Thomas P. Cooper, M.D.(10)	8,926	*	—	8,926	*	—	8,926	*
Woodrin Grossman (11)	1,953	*	—	1,953	*	—	1,953	*
C. Thomas Smith(12)	30,219	*	—	30,219	*	—	30,219	*
Chuck Timpe(13)	30,079	*	—	30,079	*	—	30,079	*
All directors and executive officers as a group (9 persons)	887,413	5.97%	74,000	813,413	5.09%	—	813,413	5.09%

Other Selling Stockholders
Douglas A. Gentile, M.D.	10,868	*	10,868	—	*	—	—	*
Edward Geehr, M.D.	79,955	*	60,000	19,955	*	—	19,955	*
Jan P. Barker	11,090	*	5,545	5,545	*	—	5,545	*
Paul S. Auerbach, M.D.	7,360	*	7,360	—	*	—	—	*
Piper Jaffray	51,269	*	51,269	—	*	—	—	*
Comerica Incorporated	37,453	*	26,515	10,938	*	—	10,938	*
James Roach, M.D.	150,500	*	120,000	30,500	*	—	30,500	*

*	Less than one percent (1%).
(1)	The securities are held of record by Bank of America Ventures, or BAV, and BankAmerica Investment Corporation, or BAIC. Bank of America Corporation, or BAC, is the parent of BAV and BAIC. Under the terms of a management agreement between Scale Management LLC, or Scale, and BAC, Scale manages the investment of our securities that are held by BAV and BAIC and therefore may be deemed to have beneficial ownership of the securities held by BAV and BAIC. Mark J. Brooks, one of our directors, is a manager of Scale. Amounts include: (a) 2,066,873 shares of common stock owned of record by BAV, (b) 364,742 shares of common stock owned of record by BAIC, and (c) 6,641 shares of common stock issuable upon exercise of stock options held by Mr. Brooks that were exercisable as of April 30, 2008 or within 60 days of such date. Mr. Brooks disclaims beneficial ownership of the securities held of record by BAV and BAIC except to the extent of his pecuniary interest therein, and as described in note (9), Mr. Brooks disclaims beneficial ownership of the shares issuable upon exercise of the stock options currently held by Mr. Brooks. BAC, as the parent of BAV and BAIC, may also be deemed to have voting and dispositive power over the shares held by BAV and BAIC as a result of certain approval rights with respect to such shares. The address of Scale, BAV and BAIC is 950 Tower Lane, Suite 700, Foster City, CA 94404, Attn: Mark J. Brooks.
(2)

The address for Morgenthaler Venture Partners IV, L.P., or MVP IV, is Attn: Robin Bellas, 2710 Sand Hill Road, Suite 100, Menlo Park, CA 94025. Amounts include: (a) 609,946 shares of common stock held by Morgenthaler Partners VII, L.P., or MP VII, and (b) 1,365,248 shares of common stock held by MVP IV. In the case of MVP IV, the voting and disposition of the shares is determined by Morgenthaler Management Partners IV, L.P., which is the managing general partner of MVP IV. David T. Morgenthaler, Robert C. Bellas, Jr., John D. Lutsi, Gary J. Morgenthaler and Robert D. Pavey are the general partners of Morgenthaler Management Partners IV, L.P. and share voting and investment control over the shares held by MVP IV. Each general partner disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein. In the case of MP VII, the voting and disposition of the shares is determined by Morgenthaler Management Partners VII, LLC, which is the managing general partner of MP VII. Robert C. Bellas, Jr., Greg E. Blonder, James W. Broderick, Daniel F. Farrar, Andrew S. Lanza, Theodore A. Laufik, Gary R. Little, John D. Lutsi, Gary J. Morgenthaler, Robert D. Pavey, G. Gary Shaffer, Alfred J.V. Stanley and Peter G. Taft are the managing members of Morgenthaler Management Partners VII, LLC and share voting and investment control over the shares held by MP VII. Each managing member disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein.

(3)	The address for Bessemer Venture Partners IV L.P. is Attn: J. Edmund Colloton, 1865 Palmer Ave., Suite 104, Larchmont, NY 10538. Amounts include: (a) 524,284 shares of common stock held by Bessec Ventures IV L.P., (b) 41,015 shares of common stock held by Bessemer Venture Investors L.P., and (c) 797,664 shares of common stock held by Bessemer Venture Partners IV L.P. Deer IV & Co. LLC is the general partner of Bessec Ventures IV L.P., Bessemer Venture Investors L.P. and Bessemer Venture Partners IV L.P., or collectively the Bessemer-related entities. William T. Burgin, David J. Cowan, Christopher F.O. Gabrieli and G. Felda Hardymon are the managing members of Deer IV & Co. LLC and share voting and dispositive power over the Bessemer-related entities. Deer IV & Co. LLC disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
(4)	The address for CB Health Ventures is Attn: Rick Blume, 800 Boylston Street, Suite 1585, Boston, MA, 02199. Amounts include: 1,148,546 shares of common stock beneficially owned by CB Healthcare Fund, L.P., or the Fund. CB Health Ventures, L.L.C. serves as the general partner of the Fund. The sole Managers of the Fund are Frederick R. Blume, Daniel M. Cain, Enrico Petrillo and Robert B. Schulz. The Managers share voting control with respect to the shares held by the Fund. Each Manager disclaims beneficial ownership of the shares held by the Fund except to the extent of his pecuniary interest therein.
(5)	Amounts include (a) 312,500 shares of common stock held by ADS-IPC LLC of which Adam D. Singer, M.D. is the sole member, (b) 33,101 shares of common stock held by IPC Living Trust of which Adam D. Singer, M.D. is the sole beneficiary and sole trustee, (c) 36,506 shares of common stock held by Emerald Isle Trust of which Adam D. Singer, M.D. is trustee, (d) 36,506 shares of common stock held by Whitehall Trust of which Adam D. Singer, M.D. is trustee, and (e) 15,592 shares beneficially owned by Adam D. Singer, M.D. which may be purchased upon exercise of stock options that were exercisable as of April 30, 2008 or within 60 days after such date.
(6)	Amounts include 16,470 shares beneficially owned by R. Jeffrey Taylor, which may be purchased upon exercise of stock options that were exercisable as of April 30, 2008 or within 60 days after such date.
(7)	Amounts include (a) 138,512 shares of common stock held by The Alan and Devra Shapiro Trust dated June 9, 2003 of which Devra G. Shapiro is trustee and (b) 2,342 shares beneficially owned by Devra G. Shapiro which may be purchased upon exercise of stock options that were exercisable as of April 30, 2008 or within 60 days after such date.
(8)	Amounts include (a) 60,430 shares of common stock held by The Russell Trust of which Richard G. Russell is trustee and (b) 1,386 shares beneficially owned by Richard G. Russell which may be purchased upon exercise of stock options that were exercisable as of April 30, 2008 or within 60 days after such date.
(9)	Amounts include 6,641 shares beneficially owned by Mark J. Brooks which may be purchased upon exercise of stock options that were exercisable as of April 30, 2008 or within 60 days after such date. Pursuant to policies of Scale and BAV, Mr. Brooks is obligated to transfer ownership of any such shares issued upon exercise to BAV. Mr. Brooks disclaims beneficial ownership of such shares that may be purchased upon exercise of stock options except to the extent of his pecuniary interest therein.
(10)	Amounts include 8,814 shares beneficially owned by Thomas P. Cooper, M.D., which may be purchased upon exercise of stock options that were exercisable as of April 30, 2008 or within 60 days after such date and (b) 140 shares beneficially owned by Thomas P. Cooper, M.D., the receipt of which has been deferred by Thomas P. Cooper, M.D. in accordance with the Non-Employee Director Retainer Conversion Program of our 2007 Equity Participation Plan.

(11)	Amounts include 1,953 shares beneficially owned by Woodrin Grossman, which may be purchased upon exercise of stock options that were exercisable as of April 30, 2008 or within 60 days after such date.
(12)	Amounts include (a) 23,535 shares of common stock held by TMS Family Investments, Ltd., a limited partnership, and (b) 6,544 shares beneficially owned by C. Thomas Smith, which may be purchased upon exercise of stock options that were exercisable as of April 30, 2008 or within 60 days after such date, and (c) 112 shares beneficially owned by C. Thomas Smith, the receipt of which has been deferred by C. Thomas Smith in accordance with the Non-Employee Director Retainer Conversion Program of our 2007 Equity Participation Plan.
(13)	Amounts include 2,385 shares beneficially owned by Chuck Timpe, which may be purchased upon exercise of stock options that were exercisable as of April 30, 2008 or within 60 days after such date.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Comerica Bank Revolving Line of Credit

Our amended and restated loan agreement, or Comerica Facility, as further amended through October 2007, provides a revolving line of credit of $30,000,000, with a sublimit of $5,000,000 for the issuance of letters of credit, and a term loan in an original amount of $10,000,000. The Comerica Facility has a maturity date of September 15, 2011. The Comerica Facility is used for working capital and to fund practice acquisitions and capital expenditures. The revolving credit facility is limited by a certain multiple times the trailing twelve months of earnings before interest, depreciation, and certain non-cash items. Borrowings under the Comerica Facility bear interest at a rate, based on either LIBOR plus 1.5% to 2.0%, or the lender’s prime rate, as selected by us for each advance. We pay an unused commitment fee equal to 0.25% per annum on the difference between the $30.0 million revolving line capacity and the average balance outstanding during the year. Outstanding amounts advanced to us are repayable on or before the revolving maturity date of September 15, 2011.

The Comerica Facility is secured by all of our personal and intellectual property assets, except those held subject to purchase money loans and capital leases. Our outstanding principal balance under the credit facility as of April 30, 2008 was $9.1 million, and as of December 31, 2007 and 2006 was $20.9 million and $8.9 million respectively. The line of credit includes various customary financial covenants and restrictions, as well as customary remedies for our lenders following an event of default. As of April 30, 2008, we were in compliance with such financial covenants and restrictions.

GE Healthcare Financial Services Revolving Line of Credit for Purchase of Equipment

We have entered into a master security agreement that governs a financing arrangement with GE Healthcare Financial Services, or GEHFS, pursuant to which GEHFS has agreed to finance our purchase of miscellaneous equipment, which we refer to as the GEHFS Facility. For each equipment purchase, we are required to execute an equipment schedule that is attached to the master security agreement, which schedule sets forth the terms of each such equipment financing. Historically, the dollar amount of equipment financed in a single year has ranged from $1.0 million to $1.4 million, while the term of repayment is typically 36 months, payable in monthly installments. Borrowings under the GEHFS Facility bear interest at a rate varying between 6.5% and 8.5% per annum.

The GEHFS Facility is secured by a first priority security interest in the financed equipment. Our outstanding principal balance under the GEHFS Facility as of April 30, 2008 was $1.8 million in the aggregate, and as of December 31, 2007 and 2006 was $1.9 million and $2.1 million, respectively. The master security agreement includes various customary financial covenants and restrictions, as well as customary remedies for our lender following an event of default. As of April 30, 2008, we were in compliance with such financial covenants and restrictions.

As of the date of this prospectus, we have no other debt outstanding.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50 million shares of common stock, $0.001 par value per share, and 15 million shares of preferred stock, $0.001 par value per share.

Common Stock

As of April 30, 2008, 14,869,489 shares of our common stock were outstanding and held of record by 310 stockholders.

Each share of our common stock entitles its holder to one vote on all matters to be voted on by our stockholders and there are no cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect a majority of directors standing for election. Subject to preferences to which holders of any series of our preferred stock that we may designate in the future may be entitled, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up our business, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the satisfaction of any liquidation preference of any of our outstanding shares of preferred stock that we may designate in the future. Holders of our common stock have no preemptive rights, conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering will be fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of holders of any series of preferred stock that we may designate in the future.

Preferred Stock

As of April 30, 2008, no shares of our preferred stock were outstanding. We are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Pursuant to the terms of our registration rights agreement, following this offering assuming no exercise of the underwriters’ overallotment option, the holders of 3,517,502 shares of our common stock, including shares of common stock issued upon the exercise of options and warrants, will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand Registration Rights. At any time beginning six months after the completion of our initial public offering in January 2008, upon the written request of holders of at least fifty percent of the common stock having registration rights that we file a registration statement under the Securities Act, with an anticipated aggregate price to the public of at least $5.0 million, we will be obligated to use our best efforts to register such shares. We are required to effect no more than two registration statements upon exercise of these demand registration rights.

We may postpone the filing of a registration statement for up to 120 days once in any twelve month period if we determine that the filing would be seriously detrimental to us and our stockholders, and are not required to effect the filing of a registration statement during the period beginning 60 days prior to our good faith estimate of the day of filing of, and ending on a date 180 days following the effective date of, a registration initiated by us.

Piggyback Registration Rights. If we register any of our securities for public sale, the stockholders with registration rights will have the right to include any or all of their shares in the registration statement subject to certain exceptions.

Form S-3 Registration Rights. If we register any securities for public sale, the holders of at least 25% of the shares having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $500,000. We are required to file no more than two registration statements on Form S-3 upon exercise of these rights per any 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Pro Ration. If the underwriters have advised us that the number of common shares requested to be registered in this offering exceed the number of common shares which can be sold in this offering without materially and adversely affecting the success of this offering, we may include only those shares, based on a pro rata priority set forth in the registration rights agreement, which the underwriters believe can be sold without any such material adverse effect.

Registration Expenses. We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by the holders requesting that we file such a registration statement, subject to limited exceptions.

Expiration of Registration Rights. The registration rights described above will expire five years after the consummation of our initial public offering on January 30, 2008. The registration rights will terminate earlier with respect to a particular stockholder to the extent all the shares held by and issuable to such holder may be sold under rule 144 of this Securities Act in any 90 day period or such stockholder holds less than 1% of the then outstanding common shares.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, Bylaws and Other Agreements

Stockholders’ rights and related matters are governed by the Delaware General Corporation Law, our certificate of incorporation and our bylaws. Provisions of the Delaware General Corporation Law, our certificate of incorporation, and our bylaws, which are summarized below, may discourage or make more difficult a takeover attempt that a stockholder might consider in its best interest. These provisions may also adversely affect prevailing market prices for the common stock.

Board of Directors

Our certificate of incorporation provides that our board of directors is classified with approximately one-third elected each year. The number of directors will be fixed from time to time by a majority of the total number of directors which we would have at the time such number is fixed if there were no vacancies currently. The directors are divided into three classes, designated class I, class II and class III. Each class consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. The initial division of the board into classes was made by the decision of a majority of the entire board. Class I was elected at the 2008 annual meeting of stockholders and the term of the class I directors will terminate on the date of the 2011 annual meeting of stockholders; the term of initial class II directors will terminate on the date of the 2009 annual meeting of stockholders; and the term of initial class III directors will terminate on the date of the 2010 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2008, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. In addition, if the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. The board of directors has the sole authority to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise. Our certificate of incorporation also provides that directors may be removed only for cause at a meeting of stockholders at which a quorum is present by the affirmative vote of at least two-thirds of the votes entitled to be cast thereon. Any amendment to the provisions of our certificate of incorporation described in this paragraph requires the affirmative vote of at least two-thirds of the votes entitled to be cast on such matter.

Advance Notice Requirements for Stockholder Proposals Related to Director Nominations

Our bylaws contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after that anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. We did not receive any notices of stockholder proposals for our 2008 annual meeting. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary no later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth some information related to the stockholder giving the notice, including:

•	the name and record address of that stockholder;

•	the class and number of shares of our capital stock which are owned beneficially or of record by that stockholder;

•	a description of all arrangements or understandings between that stockholder and any other person in connection with the nomination and any material interest of that stockholder in the nomination; and

•

a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that nomination before the meeting; and

•	as to each person whom the stockholder proposes to nominate for election as a director:

•	the name, age, business and residence addresses, and the principal occupation and employment of the person;

•	the class and number of shares of our capital stock which are owned beneficially or of record by the person; and

•

any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Exchange Act.

Advance Notice Requirements for other Stockholder Proposals

Our bylaws contain advance notice procedures with regard to stockholder proposals not related to nominations. These notice procedures, in the case of an annual meeting of stockholders, mirror the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary. In the case of a special meeting, notice of other stockholder proposals must be received by our corporate secretary not less than 90 days prior to the date that meeting is proposed to be held.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth, as to each matter that stockholder proposes to bring before the meeting:

•	a description of the business desired to be brought before the meeting and the reasons for conducting that business at the meeting;

•	the name and record address of that stockholder;

•	the class and number of shares of our capital stock which are owned beneficially or of record by that stockholder;

•

a description of all arrangements or understandings between that stockholder and any other person in connection with the proposal of that business and any material interest of that stockholder in that business; and

•

a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that business before the meeting.

Undesignated Preferred Stock. Our certificate of incorporation authorizes our board of directors to designate by resolution different classes and/or series of preferred stock. Our board of directors is also be empowered to fix the relative rights, preferences, privileges and limitations of each class or series of preferred stock. This means that our board of directors may issue shares of preferred stock with rights and preferences, including, among other things, dividend, liquidation, redemption and voting rights, that are superior to the rights, preferences and privileges of the shares of our common stock included in this offering. The ability of our board of directors to designate the rights and preferences of the preferred stock could impede or deter an unsolicited tender offer, merger or takeover of our business, or make a change of control of our company difficult to accomplish.

No Stockholder Action by Written Consent; Special Meeting. Our certificate of incorporation precludes stockholders from initiating or effecting any action by written consent and thereby taking actions opposed by our board of directors in that manner. This limit on the ability of our stockholders to act by written consent may also lengthen the amount of time required to take stockholder actions. Our bylaws also provide that special meeting of stockholders may be called only by our board of directors.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•

an affiliate or associate of the corporation who was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

•	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•	the board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•

after completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.

Transfer Agent and Registrar

Computershare, Inc. is the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on the Nasdaq Global Market under the trading symbol “IPCM.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on current shares outstanding, upon the consummation of this offering, 15,979,720 shares of common stock will be outstanding. Of these outstanding shares, 11,184,468 shares, or 11,934,468 shares if the underwriter’s over-allotment option is exercised in full, will be freely transferable without restriction or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined under Rule 144 under the Securities Act, or Rule 144.

The remaining shares of common stock that will be outstanding upon the consummation of this offering will be “restricted securities” as defined under Rule 144. Restricted securities may be sold in the U.S. public markets only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or 701 under the Securities Act, which rules are summarized below. For shares of common stock received upon a “cashless exercise” of a warrant or option, the Rule 144 holding period commences on the date the holder acquired that warrant. For shares of common stock received upon payment of the exercise price, the Rule 144 holding period commences on the date the holder acquired the shares of common stock received upon exercise. Of the remaining shares, upon the expiration of lock-up agreements consummated in connection with our initial public offering which are scheduled to expire on July 23, 2008, approximately 561,477 shares will become eligible for sale pursuant to Rule 144 or 701. Additionally, upon the expiration of the lock-up agreements described below, approximately 4,195,359 additional shares, or 3,445,359 additional shares if the underwriters over-allotment option is exercised in full, will become eligible for sale pursuant to Rule 144 or 701.

Additionally, of the 750,631 shares of common stock issuable upon exercise of options and warrants currently outstanding, approximately 186,203 shares will be vested and eligible for sale 60 days after April 30, 2008.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, Rule 144 provides that an affiliate who has beneficially owned “restricted” shares for at least six months will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•

one percent of the number of shares of our common stock then outstanding, which will equal approximately 159,797 shares of common stock immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; and

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefit plans, sales under Rule 144 of the shares held by that person are subject to the volume limitations and other restrictions described in the preceding two paragraphs.

Rule 701

Under Rule 701, shares of our common stock acquired from us in connection with a qualified compensatory plan or other written agreement may be resold, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of this offering, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Currently, options to purchase a total of 727,416 shares of common stock were outstanding, of which 152,815 were vested. Of the total number of shares of our common stock issuable under these options, 533,692 are subject to lock-up agreements with the underwriters.

Registration Rights

After completion of this offering and based on shares outstanding as of April 30, 2008, the holders of 3,517,502 shares of our capital stock (including shares issuable upon the exercise of options and warrants) will be entitled to various rights with respect to the registration of their shares of common stock for offer or sale to the public pursuant to a registration rights agreement. Such registration will permit the resale of those shares in the public market. See “Description of Capital Stock—Registration Rights.”

Lock-up Agreements

We have agreed, subject to certain limited exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of both Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. for a period of 90 days, subject to certain exceptions, after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. waive, in writing, such an extension.

Our officers, directors and certain of our existing stockholders have entered into lock-up agreements, pursuant to which they have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of both Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. for a period of 90 days after the date of this prospectus subject to certain exceptions, including certain bona fide gifts. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. waive, in writing, such an extension.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a beneficial owner that, for U.S. federal income tax purposes, is treated as a non-U.S. holder. As used in this prospectus, the term “non-U.S. holder” is a person that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation or partnership (including any entity treated as such for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (1) the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

An individual may be treated, for U.S. federal income tax purposes, as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a 3-year period ending in the current calendar year. The 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year. Residents are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. We urge beneficial owners of our common stock that are partnerships and partners in these partnerships to consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock.

This discussion assumes that non-U.S. holders will acquire and hold our common stock sold pursuant to this offering as a capital asset (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended, or the Code, which will generally be the case if you hold the stock for investment.

This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular non-U.S. holder in light of the holder’s individual investment or tax circumstances, or to non-U.S. holders that are subject to special tax rules. In addition, this description of U.S. tax consequences does not address:

•	U.S. state and local or non-U.S. tax consequences;

•	the tax consequences for the stockholders, partners, beneficiaries or other owners of a non-U.S. holder; and

•	special tax rules that may apply to non-U.S. holders subject to special tax treatment under U.S. federal tax laws, including:

•	former citizens or residents of the Untied States subject to tax as expatriates;

•	partnerships or other pass-through entities;

•	hybrid entities;

•	tax-exempt entities;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	banks and other financial institutions;

•	insurance companies;

•	certain trusts;

•	dealers in securities;

•	brokers;

•	traders in securities who elect to use a mark-to-market method of accounting for their securities;

•	holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction or integrated transaction; and

•	persons who hold or receive our common stock as compensation.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not requested a ruling from the IRS or an opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

In view of the foregoing and because the following is intended as a general summary only, we urge you to consult your tax advisor regarding the U.S. federal tax consequences of acquiring, owning or disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.

Dividends

As described under “Dividend Policy” above, we do not anticipate making distributions with respect to our common stock in the foreseeable future. If, however, distributions are made with respect to shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. (References in the remainder of this discussion to “dividends” will be to distributions that are treated as dividends for U.S. federal tax purposes.) Distributions in excess of our current or accumulated earnings and profits generally will constitute a return of capital to the extent of the recipient’s adjusted tax basis in our common stock and will be applied against and reduce such adjusted tax basis. To the extent that a non-dividend distribution exceeds the recipient’s adjusted tax basis in our common stock, the excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated, for non-U.S. holders, as described under “—Disposition of Common Stock” below.

Dividends we pay to a non-U.S. holder, that are not treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, generally will be subject to U.S. federal income withholding tax at a rate of 30% of the gross amount of the dividend unless the holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. To receive a reduced treaty rate, prior to the payment of a dividend a non-U.S. holder must provide us with an IRS Form W-8BEN (or successor form or a suitable substitute form) certifying qualification for the reduced rate.

Dividends we pay to a non-U.S. holder that are treated as effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, or (if an applicable income tax treaty applies) that are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are generally subject to U.S. federal income tax on a net basis, and generally are not subject to U.S. withholding tax. To obtain this exemption, prior to the payment of a dividend, a non-U.S. holder must provide us with an IRS

Form W-8ECI (or successor form or a suitable substitute form) properly certifying this exemption. Such effectively connected dividends or dividends attributable to a permanent establishment, together with other U.S. trade or business income, net of specified deductions and credits, generally are subject to U.S. federal income tax at rates applicable to U.S. persons. In addition, such dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business (or dividends attributable to a corporate non-U.S. holder’s permanent establishment in the United States if an income tax treaty applies) may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Regardless of whether the distribution is treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, if we are, or have been at any time during the five-year period preceding such distribution (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation” (see “—Disposition of Common Stock” below), we may be required to withhold 10% of the gross amount of a non-dividend distribution. Consequently, we may withhold at a 10% rate in circumstances in which withholding at a 30% rate (or lower rate as specified in an applicable income tax treaty) does not apply or may not apply.

A non-U.S. holder who provides us with an IRS Form W-8BEN or an IRS Form W-8ECI will be required to periodically update such form.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following applies:

•

The non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other conditions are met;

•

The gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or (if an applicable tax treaty requires) attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder, which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits purposes; or

•

We are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation,” unless (1) our common stock is regularly traded on an “established securities market,” as defined in applicable U.S Treasury regulations, and (2) the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant 5-year period (or the non-US holder’s holding period, if shorter). Generally, we will be a United States real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and our other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. Although we believe we are not currently a U.S. real property holding corporation and do not expect to become a U.S. real property holding corporation, it is possible that we could become a U.S. real property holding corporation. Accordingly, no assurances can be made in this regard. If we are a U.S. real property holding corporation and you are a non-U.S. stockholder owning more than 5% of our outstanding common stock, directly or indirectly, during the relevant period prescribed above, you may be subject to U.S. federal tax upon the disposition of our common stock and should consult your tax advisor.

U.S. Federal Estate Taxes

An individual non-U.S. holder who is treated as the owner, or has made certain lifetime transfers, of an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of distributions paid, the name and address of the recipient and the amount of the tax withheld, if any. A similar report is sent to the holder. The information reporting requirement applies regardless of whether withholding was required. Copies of the information returns reporting those distributions and withholding, if any, may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. The gross amount of dividends paid to a non-U.S. holder subject to information reporting that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations may be subject to backup withholding at the applicable rate.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to additional informational reporting and backup withholding. Backup withholding will not apply if the non-U.S. holder established an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN (or successor form). Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner.

The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income or estate tax treaty.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                , 2008, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Jefferies & Company, Inc.
William Blair & Company, L.L.C.
Deutsche Bank Securities Inc.
Wachovia Capital Markets, LLC

Total	5,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 750,000 additional outstanding shares from certain of the selling stockholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. After the public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share				Total
	Without Over-allotment		With Over-allotment		Without Over-allotment		With Over-allotment
Underwriting Discounts and Commissions paid by us	$		$		$		$
Expenses payable by us	$		$		$		$
Underwriting Discounts and Commissions paid by selling stockholders	$		$		$		$
Expenses payable by selling stockholders		$—		$—		$—		$—

We have agreed, subject to certain limited exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of both Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. for a period of 90 days, subject to certain exceptions, after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. waive, in writing, such an extension.

Our officers, directors and certain of our existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of both Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. for a period of 90 days after the date of this prospectus subject to certain exceptions, including certain bona fide gifts. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. waive, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on the Nasdaq Global Market under the symbol “IPCM.”

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform investment banking, financial advisory and lending services for us and our affiliates for which they will receive, customary fees and expenses.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The common stock is offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the common stock directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the Act) of the Federal Republic of Germany has been or will be published with respect to our prospectus. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

The common stock is being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities, (hereinafter, “Professional Investors”) provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under Resale Restrictions; and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, Sidley Austin LLP, Los Angeles, California. Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements and schedule of IPC The Hospitalist Company, Inc. as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 appearing in this registration statement and prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We file annually, quarterly, and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may obtain copies of this information by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

IPC THE HOSPITALIST COMPANY, INC.

Report of Independent Registered Public Accounting Firm

Board of Directors

IPC The Hospitalist Company, Inc.

(formerly InPatient Consultants Management, Inc.)

We have audited the accompanying consolidated balance sheets of IPC The Hospitalist Company, Inc. (formerly InPatient Consultants Management, Inc.) (the “Company”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IPC The Hospitalist Company at December 31, 2006 and 2007 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Los Angeles, California

March 26, 2008

IPC The Hospitalist Company, Inc.

Consolidated Balance Sheets

(dollars in thousands, except for per share data)

	December 31
	2006	2007
Assets
Current assets:
Cash and cash equivalents	$5,946	$6,976
Accounts receivable, net	31,518	39,494
Prepaid expenses and other current assets	7,029	10,203
Deferred tax assets, net	1,308	—

Total current assets	45,801	56,673

Restricted cash	2,500	—
Furniture and equipment, net	2,307	2,189
Goodwill	21,970	34,754
Other intangible assets, net	516	808
Deferred tax assets, net	2,935	2,952

Total assets	$76,029	$97,376

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$7,176	$4,959
Accrued compensation	8,223	12,382
Medical malpractice and self-insurance reserves, current portion	653	951
Accrued litigation loss and other claims	3,598	—
Deferred tax liability	—	45
Short-term debt and current portion of capital leases	4,410	7,029

Total current liabilities	24,060	25,366
Long-term debt and capital leases, less current portion	10,041	19,793
Medical malpractice and self-insurance reserves, less current portion	7,352	8,900
Other long-term liabilities	—	300
Preferred stock warrant liabilities	2,588	—

Total liabilities	44,041	54,359

Redeemable convertible preferred stock	43,002	—

Stockholders’ equity (deficit):
Convertible preferred stock, Series A, B, C, and D $.001 par value, 64,905,826 shares authorized, 57,761,235 shares issued and outstanding in 2007; liquidation preference of $43,230,532 in 2007	—	57
Preferred stock, $.001 par value, 294,174 shares authorized, none issued	—	—
Common stock, $.001 par value, 87,300,000 shares authorized, 1,244,257 and 1,878,382 shares issued and outstanding in 2006 and 2007, respectively	1	2
Additional paid-in capital	27	55,605
Accumulated deficit	(11,042)	(12,647)

Total stockholders’ equity (deficit)	(11,014)	43,017

Total liabilities, redeemable preferred stock and stockholders’ equity	$76,029	$97,376

See accompanying notes to consolidated financial statements.

IPC The Hospitalist Company, Inc.

Consolidated Statements of Operations

(dollars in thousands, except for per share data)

	Years Ended December 31
	2005	2006	2007
Net revenue	$110,883	$148,098	$190,002

Operating expenses:
Cost of Services—physician practice salaries, benefits and other	78,966	109,332	136,960
General and administrative	27,587	32,330	37,874
Litigation loss and other claims	3,025	1,377	—
Depreciation and amortization	671	1,098	1,396

Total operating expenses	110,249	144,137	176,230

Income from operations	634	3,961	13,772
Investment income	342	233	397
Interest expense	(309)	(1,313)	(1,691)
Loss on fair value of preferred stock warrant liabilities	(90)	(690)	(8,781)

Income before income taxes and cumulative effect of change in accounting principle	577	2,191	3,697
Income tax provision (benefit)	(4,009)	413	4,564

Net income before cumulative effect of change in accounting principle	4,586	1,778	(867)
Cumulative effect of change in accounting principle	(941)	—	—

Net income (loss)	3,645	1,778	(867)
Accretion of redeemable convertible preferred stock	(248)	(271)	(229)
Income allocable to preferred stockholders	(3,397)	(1,507)	—

Net income (loss) attributable to common stockholders	$—	$—	$(1,096)

Per share data:
Net income (loss) per share attributable to common stockholders—historical:
Basic	$—	$—	$(0.64)

Diluted	$—	$—	$(0.64)

Net income (loss) per share attributable to common stockholders—pro forma:
Basic	0.36	0.17	$(0.08)

Diluted	0.35	0.16	$(0.08)

See accompanying notes to consolidated financial statements.

IPC The Hospitalist Company, Inc.

Consolidated Statements of Stockholders’ Equity

(dollars in thousands)

			Series A		Series B		Series C		Series D		Additional Paid-in Capital	Accumulated Deficit	Total
	Common Stock		Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2004	790,481	$1	—	$—	—	$—	—	$—	—	$—	$(471)	$(15,946)	$(16,416)
Issuance of common stock	371,313	—	—	—	—	—	—	—	—	—	224	—	224
Repurchase of common stock	(391)	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Accretion of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	—	—		(248)	(248)
Net income	—	—	—	—	—	—	—	—	—	—		3,645	3,645

Balance at December 31, 2005	1,161,403	1	—	—	—	—	—	—	—	—	(248)	(12,549)	(12,796)
Issuance of common stock	124,236	—	—	—	—	—	—	—	—	—	150	—	150
Repurchase of common stock	(41,382)	—	—	—	—	—	—	—	—	—	(97)	—	(97)
Tax benefits from stock options	—	—	—	—	—	—	—	—	—	—	196	—	196
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	26	—	26
Accretion of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	—	—	—	(271)	(271)
Net income	—	—	—	—	—	—	—	—	—	—	—	1,778	1,778

Balance at December 31, 2006	1,244,257	1	—	—	—	—	—	—	—	—	27	(11,042)	(11,014)
Issuance of common stock	637,458	1	—	—	—	—	—	—	—	—	499	—	500
Repurchase of common stock	(3,333)	—	—	—	—	—	—	—	—	—	(9)	—	(9)
Tax benefits from stock options	—	—	—	—	—	—	—	—	—	—	455	—	455
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	91	—	91
Reclassification of convertible preferred stock	—	—	10,318,866	10	17,893,968	18	11,139,850	11	18,408,551	18	43,173	—	43,230
Warrant fair value	—	—	—	—	—	—	—	—	—	—	11,369	—	11,369
Adjustment to initially apply FIN 48 (see note 6)	—	—	—	—	—	—	—	—	—	—	—	(509)	(509)
Accretion of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	—	—	—	(229)	(229)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(867)	(867)

Balance at December 31, 2007	1,878,382	$2	10,318,866	$10	17,893,968	$18	11,139,850	$11	18,408,551	$18	$55,605	$(12,647)	$43,017

See accompanying notes to consolidated financial statements.

IPC The Hospitalist Company, Inc.

Consolidated Statements of Cash Flows

(dollars in thousands)

	Years Ended December 31
	2005	2006	2007
Operating activities
Net income (loss)	$3,645	$1,778	$(867)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	671	1,098	1,396
Stock-based compensation expense	—	26	91
Gain on disposal of equipment	(20)	—	—
Revaluation of preferred stock warrant liabilities	1,031	690	8,781
Deferred taxes	(4,275)	33	1,336
Changes in assets and liabilities:
Accounts receivable	(6,438)	(10,667)	(7,976)
Prepaid expenses and other current assets	(908)	(3,243)	(3,382)
Accounts payable	780	1,211	(344)
Accrued compensation	2,013	912	4,159
Medical malpractice and self-insurance reserves	1,891	2,821	1,846
Accrued litigation loss and other claims	3,025	573	(3,598)

Net cash provided by (used in) operating activities	1,415	(4,768)	1,442

Investing activities
Acquisitions of physician practices	(14,781)	(3,257)	(15,303)
Sale (purchase) of short-term investments, net	(120)	5,251	—
Purchase of furniture and equipment	(1,440)	(1,240)	(926)
Cash restriction by lender	(2,500)	—	2,500
Other long-term liabilities	(90)	—	—

Net cash provided by (used in) investing activities	(18,931)	754	(13,729)

Financing activities
Proceeds on long-term debt and capital leases, net	8,534	2,992	12,371
Net proceeds from issuance of common and preferred stock	224	51	491
Excess tax benefits from stock-based compensation	—	196	455

Net cash provided by financing activities	8,758	3,239	13,317

Net (decrease) increase in cash and cash equivalents	(8,758)	(775)	1,030
Cash and cash equivalents, beginning of year	15,479	6,721	5,946

Cash and cash equivalents, end of year	$6,721	$5,946	$6,976

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$99	$1,046	$2,021

Income taxes	$755	$1,485	$4,234

Acquisitions of physician practices consisted of the following:
Acquired assets	$15,377	$4,848	$13,429
Accrued consideration	(596)	(1,591)	1,874

Net cash paid for acquisitions	$14,781	$3,257	$15,303

Accretion of redeemable convertible preferred stock	$(248)	$(271)	$(229)

Reclassification of convertible preferred stock to equity	$—	$—	$43,231

See accompanying notes to consolidated financial statements.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements

December 31, 2007

1. Operations and Significant Accounting Policies

Business and Basis of Presentation

IPC The Hospitalist Company, Inc., and its subsidiaries (the “Company,” “IPC,” “we,” “us,” and “our”) is a national physician group practice company that operates and manages full-time hospitalist practices. Hospitalists are acute-care physician specialists, who focus on a patient’s hospital care from time of admission to discharge and have no outpatient responsibilities. Hospitalists practice exclusively in hospitals or other inpatient facilities, including acute, sub-acute and long-term care settings. The physicians are primarily full-time employees of Company subsidiaries or consolidated professional medical corporations, although part-time and temporary physicians are also employed on an as-needed basis.

Reverse Stock Split

In January 2008, we completed a 1-for-6.4 reverse stock split of our outstanding common stock. The accompanying financial statements and notes to the financial statements give retroactive effect to the reverse stock split for all periods presented. In addition, the reverse stock split resulted in an adjustment in the number of shares of common stock issuable upon conversion of the Company’s convertible preferred stock to a 6:4:1 ratio. In addition, we adopted an Amended and Restated Certificate of Incorporation which provides that the Company’s authorized capital stock will consist of 50 million shares of common stock, $0.001 par value per share, and 15 million shares of preferred stock, $0.001 par value per share.

Principles of Consolidation

Our consolidated financial statements include the accounts of IPC The Hospitalist Company, Inc. and its wholly owned subsidiaries and consolidated professional medical corporations managed under long-term management agreements (the Professional Medical Corporations). Some states have laws that prohibit business entities, such as IPC, from practicing medicine, employing physicians to practice medicine, exercising control over medical decisions by physicians, also known collectively as the corporate practice of medicine, or engaging in certain arrangements, such as fee-splitting, with physicians. In states that have these restrictions, we operate by maintaining long-term management contracts with affiliated professional organizations, which are each owned and operated by physicians and which employ or contract with additional physicians to provide hospitalist services. Under the management agreements, we provide and perform all nonmedical management and administrative services, including financial management, information systems, marketing, risk management and administrative support. The management agreements have an initial term of 20 years and are automatically renewable for successive 10-year periods unless terminated by either party for cause. The management agreements are not terminable by the Professional Medical Corporations except in the case of gross negligence, fraud, or other illegal acts by us, or bankruptcy of IPC. Through the management agreements and our relationship with the stockholders of the Professional Medical Corporations, we have exclusive authority over all nonmedical decision making related to the ongoing business operations of the Professional Medical Corporations. Further, our rights under the management agreements are unilaterally salable or transferable. Based on the provisions of the agreements, we have determined that the professional medical corporations are variable interest entities, and that we are the primary beneficiary as defined in Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46), and consequently we consolidate the revenue and expenses of the Professional Medical Corporations from the date of execution of the agreements. All intercompany balances and transactions have been eliminated in consolidation.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

1. Operations and Significant Accounting Policies (continued)

Segment Reporting

We operate in a regional operating structure. The results of our regional operations are aggregated into a single reportable segment for purposes of presenting financial information as outlined in Statement of Financial Accounting Standards No. 131 (FAS 131), Disclosures about Segments of an Enterprise and Related Information.

Revenues

Net revenue consists of fees for medical services provided by our affiliated hospitalists under fee-for-service, case rate, and other professional fee arrangements with various payors including Medicare, Medicaid, managed care organizations, insurance companies and hospitals. Net revenue is reported on the accrual basis in the period in which services are provided, at rates that reflect the amount expected to be collected. The process of estimating the ultimate amount of revenue to be collected is highly subjective and requires the application of our judgment based on many factors, including contractual reimbursement rates, the payor mix, age of receivables, historical cash collection experience and other relevant information. Revenue related to patient responsibility accounts is recorded at amounts reasonably assured of collection, which is net of a provision for uncollectible accounts. During the years ended December 31, 2005, 2006 and 2007, we recorded a provision for uncollectible accounts of $4,268,000, $5,119,000, and $6,649,000 respectively. We write off uncollectible accounts receivable after reasonable collection efforts have been exhausted. During the years ended December 31, 2005, 2006 and 2007, approximately 54%, 52% and, 51% respectively, of our patient volume was from Medicare and Medicaid programs.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses at the date and for the periods that the financial statements are prepared. Significant estimates include the estimated net realizable value of accounts receivable, and the estimated liabilities for claims incurred but not reported (IBNR) related to our medical malpractice coverage. The process of estimating the ultimate amount of revenue to be collected and the estimate of IBNR involves judgment decisions, which are subject to an inherent degree of uncertainty. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of bank deposits and money market accounts.

Restricted Cash

Restricted cash consists of the minimum deposit amount that we were required to maintain with our lender prior to amending our Credit Facility in October 2007. In accordance with our amended Credit Facility, we are no longer required to maintain a minimum deposit with our lender.

Accounts Receivable and Concentrations of Credit Risk

Accounts receivable primarily consists of amounts due from third-party payors, including government sponsored Medicare and Medicaid programs and insurance companies, and amounts due from hospitals and patients. Accounts receivable are stated at the amount expected to be collected, net of reserves for amounts estimated by us to be uncollectible. At December 31, 2006 and 2007, we recorded an allowance for uncollectible

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

1. Operations and Significant Accounting Policies (continued)

accounts of $1,810,000 and $2,972,000 respectively. Concentrations of credit risk, which consist primarily of accounts receivable, is limited due to the large number of payors comprising our diverse payor mix and patient base except with respect to the Medicare and Medicaid programs. Receivables from Medicare and Medicaid programs made up approximately 41% and 45% of the net accounts receivable at December 31, 2006 and 2007, respectively.

Furniture and Equipment

Furniture and equipment are stated on the basis of cost. Repairs and maintenance are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Amortization of items under capital leases is provided using the straight-line method over the lease period. The depreciable life is generally three years for equipment and software, seven years for furniture and the lesser of the useful life or lease period for leasehold improvements.

At December 31, furniture and equipment consisted of the following (dollars in thousands):

	2006	2007
Furniture	$1,125	$1,209
Computer equipment and software	4,511	5,502
Office equipment	1,289	1,352
Leasehold improvements	155	169

	7,080	8,232
Less accumulated depreciation and amortization	(4,934)	(6,043)

	2,146	2,189
Equipment and software for billing and financial reporting systems not yet in service	161	—

	$2,307	$2,189

Depreciation and amortization expense for furniture and equipment was $637,000, $870,000 and $1,042,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

Goodwill and Other Intangible Assets

We record acquired assets and liabilities at their respective fair values under the purchase method of accounting. Goodwill represents the excess of cost over the fair value of the net assets acquired. Other intangible assets primarily represent the fair value of hospital service contract agreements and noncompete agreements acquired in connection with certain asset purchase agreements. Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite-lived intangible assets are not amortized. Separable identified intangible assets that have finite lives are amortized over their useful lives.

We review and evaluate goodwill and other intangible assets for impairment on an annual basis at the entity level since we operate in only one line of business. The testing for impairment is completed using a two step test. The first step compares the fair value of the Company with its carrying amount, including goodwill. If the carrying amount of the entity exceeds its fair value, a second step is performed to determine the amount of any impairment loss. During 2005, 2006 and 2007, no impairment indicators were present and no impairment was recognized.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

1. Operations and Significant Accounting Policies (continued)

Medical Malpractice Liability Insurance

We maintain medical malpractice insurance coverage that indemnifies us and our employed health care professionals on a claims-made basis with a portion of self-insurance retention. Claims-made coverage covers only those claims reported during the policy period. In December 2007, we renewed our current professional liability insurance policy for 2008, which must be renewed on an annual basis. We expect to be able to continue to obtain coverage in future years; however, such coverage may not continue to be available at acceptable costs and favorable terms.

In addition, we record reserves for self-insurance retention and an estimate of our liabilities, on an undiscounted basis, for claims incurred but not reported based upon actuarial loss projections using our historical loss experience. At December 31, 2006 and 2007, such reserves totaled $8,005,000, and $9,851,000 respectively.

Stock-Based Compensation

At December 31, 2007, we had three stock-based employee compensation plans, which are described more fully in Note 8 to the Consolidated Financial Statements. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. No stock-based employee compensation cost was recognized in the consolidated statements of income for the year ended December 31, 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the prospective-transition method. Under that transition method, prior periods are not revised for comparative purposes. Compensation cost recognized in 2006 and 2007 includes amounts for awards that are outstanding on the adoption date that are subsequently modified and amounts for all awards granted subsequent to the adoption date, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

As a result of adopting SFAS No. 123(R) on January 1, 2006, our income before income taxes for the years ended December 31, 2006 and 2007 was lower by $26,000 and $91,000, respectively, than if we had continued to account for stock-based compensation under APB 25.

Fair Value of Financial Instruments

Our consolidated balance sheets include the following financial instruments: cash and cash equivalents, accounts receivable and other current assets, accounts payable and accrued liabilities short and long-term debt and other liabilities. We consider the carrying amounts of current assets and liabilities to approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying amounts of other long-term obligations, including borrowings under our Credit Facility, approximated their fair values based on borrowing rates and terms currently available to us for instruments with similar terms and remaining maturities as of December 31, 2006 and 2007.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting and disclosure for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

1. Operations and Significant Accounting Policies (continued)

impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 for public companies. We adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material effect on our consolidated financial position, results of operations or cash flows. See Note 6 for more information on the accounting for uncertain tax positions.

On September 15, 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS 157 will require the fair value of an asset or liability to be based on a market based measure which will reflect the credit risk of the company. SFAS 157 will also require expanded disclosure requirements which will include the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS 157 will be applied prospectively and will be effective for fiscal years beginning after November 15, 2007. The FASB deferred the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities. We are currently assessing the impact SFAS 157 will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R) Business Combinations (SFAS 141(R)), which replaces FASB Statement No. 141. SFAS 141(R) introduces significant changes in the accounting for and reporting of business acquisitions. SFAS 141(R) changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. Pursuant to SFAS 141(R) an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions and all transaction related costs will be expensed. In addition, FAS 141(R) will impact the annual goodwill impairment test associated with acquisitions. The provisions of SFAS 141(R) are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the impact of SFAS 141(R) on our financial statements.

Cumulative Effect of Change in Accounting Principle

Effective July 1, 2005, we adopted the provisions of Financial Accounting Standards Board (FASB) Staff Position (FSP) No. 150-5, Issuer’s Accounting Under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (FSP 150-5), an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150). Pursuant to FSP 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the consolidated balance sheet at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of income.

Upon adoption of FSP 150-5, we reclassified the fair value of our warrants to purchase shares of our convertible preferred stock from equity to a liability and recorded a cumulative effect loss of approximately $941,000 for the change in accounting principle. We recorded a charge of approximately $90,000 to reflect the increase in fair value between July 1, 2005 and December 31, 2005. For the years ended December 31, 2006 and 2007, we recorded a charge of $690,000 and $8,781,000, respectively, reflected as the loss on fair value of preferred stock warrant liabilities in the consolidated statements of operations. On October 29, 2007, we amended our certificate of incorporation to remove the redemption feature of our preferred stock. At that date,

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

1. Operations and Significant Accounting Policies (continued)

the preferred shares and warrants were reclassified as equity. No further changes to the fair value of such warrants will be made so long as we continue to meet the conditions of EITF No. 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and maintain sufficient authorized but unissued shares to issue upon exercise of the warrants. The majority of these warrants automatically converted to our common stock on the date of our initial public offering, and warrants to purchase 41,815 shares of our common stock remain outstanding as of the date of this prospectus.

The pro forma effect of the adoption of FSP 150-5 on the results of operations for the year ended December 31, 2005, if applied retroactively assuming FSP 150-5 had been adopted at January 1, 2005, has not been disclosed as these amounts would not be materially different from the reported amounts.

2. Acquisitions

We acquired nine hospitalist physician practices during 2007 for a total cost of $12,170,000. In connection with these asset acquisitions, we recorded goodwill of $11,535,000 and other identifiable intangible assets of $635,000 consisting of physician and hospital agreements. Amounts recorded as goodwill and identifiable intangible assets are amortized for tax purposes over 15 years. The results of operations of these acquisitions are included in the consolidated financial statements from the respective dates of acquisition. In addition to the initial consideration, the asset purchase agreements generally provide for additional future consideration to be paid based upon the achievement of certain operating results of the acquired practices as of certain measurement dates. These additional payments are not contingent upon the future employment of the sellers. The amounts of such payments, if any, will be recorded as additional goodwill; however such amounts cannot be determined until their respective measurement dates. During 2007, we recorded additional goodwill of $1,259,000 for the payment of contingent consideration related to prior year acquisitions.

3. Other Intangible Assets

At December 31, other intangible assets consist of the following (dollars in thousands):

	2006	2007
Noncompete agreements	$495	$760
Hospital contracts	310	690

	805	1,450
Less accumulated amortization	(289)	(642)

	$516	$808

Other intangible assets are being amortized over their estimated useful lives of three years and have a weighted average remaining useful life of 1.9 years at December 31, 2007. Amortization expense for identifiable intangible assets was $34,000, $227,000 and $353,000 for the years ended December 31, 2005, 2006, and 2007, respectively. We estimate our intangible asset amortization will be $452,000, $239,000 and $117,000 in 2008, 2009 and 2010, respectively.

4. Debt and Capital Leases

Our amended and restated loan agreement (Credit Facility), as further amended through October 2007, provides a revolving line of credit of $30,000,000, with a sublimit of $5,000,000 for the issuance of letters of credit, and a term loan in an original amount of $10,000,000. The Credit Facility has a maturity date of September 15, 2011. The Credit Facility is used for working capital and to fund practice acquisitions and capital expenditures.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

4. Debt and Capital Leases (continued)

The revolving line is limited by a formula based on a certain multiple times the trailing twelve months of earnings before interest, depreciation, taxes, amortization and certain non-cash items. Borrowings under the Credit Facility bear interest at a rate, based on either LIBOR plus 1.5% to 2.0%, or the lender’s prime rate, as selected by us for each advance. We pay an unused commitment fee equal to 0.25% per annum on the difference between the revolving line capacity and the average balance outstanding during the year. We make equal monthly installment payments, which increase annually, against our term loan through the maturity date. Outstanding amounts advanced to us under the revolving line of credit are repayable on or before the maturity date.

The Credit Facility is secured by all of our current and future personal and intellectual property assets, except those held subject to purchase money loans and capital leases. The facility includes various customary financial covenants and restrictions, as well as customary remedies for our lenders following an event of default. As of December 31, 2007, we were in compliance with such financial covenants and restrictions.

We had an outstanding letter of credit of $3,700,000 at December 31, 2006, to guarantee a surety bond associated with a legal judgment. In December 2007, we paid the legal judgment and, as a result, the letter of credit was released in January 2008 and no amounts remain outstanding under such sublimit. In January 2008 we borrowed $3,000,000 to fund obligations related to hospitalist practice acquisitions. In January 2008, we used a portion of the proceeds from our initial public offering to pay down the outstanding balance of our revolving line of credit of $14,140,000, reducing our principal balance in the Credit Facility to the remaining balance of our term loan of $9,750,000, as of January 31, 2008.

For the years ended December 31, 2005, 2006 and 2007, respectively, we expensed $286,000 and $23,000, $1,266,000 and $47,000, and $1,643,000 and $49,000 in interest costs and unused commitment fees. At December 31, debt and capital leases consist of the following (dollars in thousands):

	2006	2007
Revolving line of credit, secured by personal property with interest at rates ranging from 6.34% to 7.43%, repaid with IPO proceeds in January 2008	$8,900	$11,140
Term loan, secured by personal property with interest of 6.43%, due on September 15, 2011.	—	9,750
Loan agreements, secured by personal property, payable in monthly installments through December 2010, with interest at rates ranging from 6.51% to 8.51%.	2,089	1,933
Medical malpractice liability policy obligations with interest rates ranging from 6.65% to 7.30% secured by the policy, payable in monthly installments through December 2008	3,462	3,999
	14,451	26,822
Less current portion	(4,410)	(7,029)

Long-term debt, long-term portion	$10,041	$19,793

Future maturities under long-term debt are as follows (dollars in thousands):

2008	$7,029
2009	3,384
2010	3,016
2011	13,393

$26,822

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

5. Net Interest Income and Expense

Interest income is reported net of interest expense. Interest income consists of amounts earned from interest bearing bank deposit and money market accounts, and investments in U.S. Treasury Securities. Interest expense is comprised of interest costs and unused loan commitment fees charged by our lenders as discussed in Note 4.

Net interest income (expense) for the years ended December 31, is comprised of the following (dollars in thousands):

	2005	2006	2007
Interest income	$342	$233	$397
Interest expense	(309)	(1,313)	(1,692)

Net interest income (expense)	$33	$(1,080)	$(1,295)

6. Income Taxes

We use the liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Under this method, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future.

The income tax provision (benefit) for the years ended December 31, is comprised of the following (dollars in thousands):

	2005	2006	2007
Current:
Federal	$115	$202	$2,292
State	151	178	936

Total current	266	380	3,228

Deferred:
Federal	(3,398)	(41)	1,004
State	(877)	74	332

Total deferred	(4,275)	33	1,336

Total provision (benefit)	$(4,009)	$413	$4,564

The 2006 and 2007 current tax provisions include $196,000 and $455,000, respectively, of tax benefit from stock compensation recorded to additional paid-in capital.

Prior to 2005, we placed a full valuation allowance on our deferred tax assets to reduce the deferred tax assets to the amount that was believed more likely than not to be realized. In assessing the need for a valuation allowance, we considered all available positive and negative evidence, including past results, the existence of cumulative losses in prior years, and forecasted future taxable income. During 2005, the valuation allowance, primarily related to net operating losses (NOLs), was partially reversed based on historical earnings and expected future income from operations adequate to recognize most of the deferred tax assets. During 2006, the remaining valuation allowance for consolidated entities that file consolidated tax returns was reversed based on continued earnings and expected future income from operations. The benefit recognized from the reversal of the valuation

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

6. Income Taxes (continued)

allowance resulted in a reduction of income tax expense. During 2007, the valuation allowance on consolidated entities that file separate tax returns was partially reversed based on the historical and current year earnings and expected future earnings. The remaining valuation allowance relates to consolidated entities that file separate tax returns for which the realization of the deferred tax asset is not more likely than not to be utilized.

Certain of our consolidated professional medical corporations are not consolidated for tax return purposes. Included in state taxes net of federal provision in the table below are the related effects of the separate return filing requirements. A reconciliation of the provision (benefit) for income taxes compared with amounts at the U.S. statutory tax rate for the years ended December 31 is shown below (dollars in thousands):

	2005	2006	2007
Statutory federal tax provision	$196	$745	$1,294
Increase (decrease) in taxes resulting from:
State taxes net of federal benefit	106	302	847
Change in valuation allowance	(4,442)	(969)	(130)
Change in federal deferred rate	—	—	(78)
Fair value of preferred stock warrants	31	235	2,986
Utilization of net operating losses	—	—	(153)
Permanent differences and other	100	100	8
Recognition of FIN 48 tax benefits	—	—	(210)

Income tax provision (benefit)	$(4,009)	$413	$4,564

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, the significant components of our deferred tax assets and liabilities consist of the following (dollars in thousands):

	2005	2006	2007
Deferred Tax Assets:
NOL and suspended loss carryforwards	$2,129	$1,247	$809
Allowance for uncollectible accounts	214	760	1,278
Accrued vacation	236	283	335
IBNR accrual	2,177	3,362	4,236
Alternative minimum tax credit carryforward	208	200	—
Litigation loss accrual	1,271	1,641	—
Stock based compensations	—	11	38
Other	98	14	20

Total deferred tax assets	6,333	7,518	6,716
Less valuation allowance	(1,446)	(478)	(347)

Deferred tax assets, net	$4,887	$7,040	$6,369
Deferred tax liabilities:
Prepaid insurance	—	(1,624)	(1,916)
Depreciation and amortization	(348)	(921)	(1,543)
State taxes	(263)	(252)	(3)

Total deferred tax liabilities	(611)	(2,797)	(3,462)
Total net deferred tax asset	$4,276	$4,243	$2,907

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

6. Income Taxes (continued)

As of December 31, 2007 we have federal NOL carryforwards of $2,143,000, which begin to expire in 2019, and state NOL carryforwards of $739,000, which begin to expire in 2012. Federal NOLs of $1,759,000 incurred before 1999 are subject to an annual change of ownership limitation of approximately $195,000 per Internal Revenue Code Section 382 and applicable state statutes, which may limit our ability to utilize a portion of these losses.

We adopted the provisions of FASB Interpretation NO. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation No. 48, the Company recognized approximately $2,062,000 increase in the liability for unrecognized tax benefits (UTB), of which approximately (a) $510,000 was accounted for as a reduction to the January 1, 2007 balance of retained earnings, (b) $1,492,000 was accounted as an increase in deferred tax assets, and (c) $60,000 was accounted for as a reduction to the deferred tax valuation allowance.

Following is a tabular reconciliation of the UTB activity during 2007 (dollars in thousands):

Gross UTB balance at January 1, 2007 excluding interest and penalties of $184	$1,952
Additions based on tax positions related to prior year	303
Reductions for tax positions of prior years	(1,903)

Gross UTB balance at December 31, 2007 excluding interest and penalties of $49	$352

If recognized, approximately $287,000 would affect our effective tax rate in the year ended December 31, 2007.

Of the reduction to the gross UTB, $1.6 million was anticipated and related to a deductible temporary difference and thus had no impact on the tax provision. The decrease resulted from certain anticipated contractual changes that occurred subsequent to adoption of FIN 48. The balance of the decrease resulted from a change of facts that eliminated the uncertain tax position.

Our accounting policy is to include interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2007 we have accrued a total of $49,000 of interest and penalties related to uncertain tax positions.

The tax years 1997 to 2006 remain open to examination by the major taxing jurisdictions to which we are subject. We are subject to taxation in the United States and various state jurisdictions. The Company’s 2005 tax year is currently under examination by the Internal Revenue Service.

We do not foresee any significant changes to the gross UTB liability within the next twelve months.

7. Defined Contribution Plan

In 1998, we adopted a 401(k) plan, InPatient Consultants Management, Inc. Savings Plan (the Plan). The Plan is a defined contribution plan covering substantially all employees. Employees are eligible to participate in the Plan on the first day of the month following completion of one month of service. During 2007 the Plan was amended to change its name to IPC The Hospitalist Company, Inc. 401(k) Plan, to increase the amount we contribute to 50% of the first 7% of the participant’s contributions, and effective July 1, 2007 to reduce the vesting period to one year. In January 2008 we further amended the Plan to provide for automatic enrollment of all new hires and existing employees not enrolled and to change the eligibility date to 60 days following an

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

7. Defined Contribution Plan (continued)

employee’s date of hire. Employees that are automatically enrolled have 60 days to opt out of the Plan and to receive a refund of any contributions made in that period. We fund contributions as accrued. Expense recognized in connection with our contributions amounted to approximately $1,233,000, $1,719,000 and $2,442,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

8. Stock-Based Compensation

At December 31, 2007, we had three stock-based employee compensation plans: the 1997 Equity Participation Plan, (1997 Plan), the 2002 Equity Participation Plan, (2002 Plan) and 2007 Equity Participation Plan, (2007 Plan). The shares reserved for issuance pursuant to these three plans have been adjusted to reflect the 1-for-6.4 reverse stock split which was completed in January 2008. We reserved 1,054,688 common shares for issuance pursuant to the 1997 Plan, 531,250 common shares for issuance pursuant to the 2002 Plan and 234,375 common shares for issuance pursuant to the 2007 Plan, which was adopted in June 2007. The options under the three plans generally vest over a four-year period from date of grant, and unrestricted options terminate on the 10th anniversary of the agreement date. We account for stock-based compensation in accordance with SFAS 123(R), which was adopted January 1, 2006, using the prospective-transition method.

All options granted during the years ended December 31, 2005, 2006 and 2007 were issued with exercise prices equal to the fair value of shares at the date of the grant, as determined contemporaneously with the grants. As a result of our initial public offering in January 2008, we revised our estimate of the fair value of common stock for financial accounting purposes for options granted in November 2007, based upon the offering price, after giving effect to a discount for lack of marketability. Our stock-based compensation expense for the year ended December 31, 2007 includes consideration of the revised fair value of common stock for the options granted in November 2007.

Stock-based compensation expense for the year ended December 31, 2006 and 2007 was $26,000 and $91,000, respectively, and such expense is included in general and administrative expenses. No stock-based compensation expense was recognized for the year ended December 31, 2005, in accordance with SFAS 123. As of December 31, 2007, there was $654,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of four years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	Year Ended December 31, 2006	Year Ended December 31, 2007
Risk-free interest rate	5.0%	4.05 – 4.94%
Expected volatility	35.0%	37.0%
Expected option life (in years)	6.25	6.25
Expected dividend yield	0.0%	0.0%

The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues. The expected volatility is primarily based on historical volatility levels of our public company peer group. The expected option life of each award granted was calculated using the “simplified method” in accordance with Securities Exchange Commission Staff Accounting Bulletin No. 107.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

8. Stock-Based Compensation (continued)

The following table summarizes activity in the 1997 Plan, the 2002 Plan and the 2007 Plan, during the year ended December 31, 2007 (dollars in thousands, except for per share data).

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (months)	Aggregate Intrinsic Value	Weighted Average Fair Value
Options outstanding at beginning of year	855,087	$0.96			$0.21
Changes during year:
Granted	272,889	4.22			2.84
Exercised	(636,687)	.78			0.16
Forfeited	(45,114)	1.91			0.72

Options outstanding at end of year	446,175	$3.07	8.16	$5,426	$1.81

Options exercisable at end of year	131,658	$1.50	6.26	$1,807	$0.41

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2007	Weighted Average Exercise Price
$0.38	8,808	2.01	$0.38	8,808	$0.38
$0.77	24,912	4.17	0.77	24,912	0.77
$1.60	162,931	7.12	1.60	84,179	1.60
$2.43 – $2.62	81,639	9.16	2.51	11,155	2.44
$5.25	167,885	9.61	5.25	2,604	5.25

$0.38 – $2.43	446,175	8.16	$3.07	131,658	$1.50

As of December 31, 2007, the aggregate intrinsic value of our outstanding stock options was $5,426,000 with a weighted average remaining contractual term of 8.16 years. The weighted-average fair value of options granted for the year ended December 31, 2007 was $2.84. The total intrinsic value of stock options exercised during the year ended December 31, 2007 was $1,254,000.

See Note 10 for information on warrants issued to purchase Preferred Stock.

9. Employee Stock Purchase Plan

In March 2008, our board of directors adopted the amended and restated IPC The Hospitalist Company, Inc. Nonqualified Employee Stock Purchase Plan which we plan to implement on July 1, 2008. The plan authorizes the issuance of up to an aggregate of 156,250 shares of our common stock to eligible employees, who meet the service requirements. At the end of each annual offering period under the plan, an automatic purchase of our common stock will be made on behalf of the plan’s participants. Eligible employees may purchase common stock through payroll deductions in amounts from $500 to $10,000 per year. Employees may reduce or suspend deductions during the year or withdraw from the plan during the year and receive a refund of their deductions.

For 2008, the offering period will be for six months and the annual deductions reduced by 50%. Stock purchases

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

9. Employee Stock Purchase Plan (continued)

will be made at a price equal to 85% of the fair market value (i.e., closing price on the Nasdaq Global Market) of a share of our common stock on the first or last day of the offering period, whichever is less. If the fair market value is less on the last day of the offering period, the difference in the per share price will be refunded to the participant. We will account for the plan in accordance with SFAS No. 123(R), Share Based Payment.

10. Redeemable Convertible Preferred Stock

At December 31, 2007 we had four series of authorized and outstanding redeemable convertible preferred stock (Preferred Stock Series): Series A, Series B, Series C and Series D; and warrants to purchase shares of preferred stock. Upon our initial public offering in late January 2008, all Preferred Stock Series shares converted to 9,025,195 shares of common stock and the majority of warrants were exercised on a cashless basis for 641,340 common shares.

As of December 31, 2007, the holders of the Preferred Stock Series were each entitled to voting rights based on the number of shares of common stock the preferred stock could be converted into at the time of a vote. The number of shares of common stock was to be determined by dividing the respective preferred stock liquidation value by the conversion price which was initially set and remained as of December 31, 2007, as a one-to-one ratio. The conversion price was subject to downward adjustment in the event of certain dilution events.

The holders of our Preferred Stock Series were entitled to receive, when declared, noncumulative cash dividends at an annual rate of 8%, prior to any declaration or payment of dividends on the common stock. Upon liquidation, the preferred stock entitled the holder to receive a distribution of $0.56 per share for Series A, $0.70 per share for Series B, and $0.84 per share for Series C and Series D, plus all declared and unpaid dividends on such shares, prior to and in preference to any distribution to holders of common stock. Any remaining assets to be distributed were to be shared on a pro rata basis between the holders of the Preferred Stock Series and the holders of the common stock. Through December 31, 2007, we did not declare dividends payable on any of the Preferred Stock Series.

Each Preferred Stock Series share was to be automatically converted at the conversion rate previously described upon an underwritten public offering of the Company with an offering price that equaled or exceeded $16.00 per share and gross proceeds that equaled or exceeded $50,000,000.

As of December 31, 2007, warrants to purchase 6,432,193 shares of preferred stock were outstanding. The warrants were issued to investors, an equipment lessor and our lender during the years 2000 through 2002. The terms under the warrant agreements varied from five to 10 years and the warrant prices range from $.70 to $.84 per share. The warrants to the investors were issued in connection with the sale of redeemable preferred shares, while the warrants to the equipment lessor and our lender were issued in connection with equipment and debt financing. We recognized interest expense related to the warrants issued the equipment lessor and our lender, during the year of issuance of such warrants. The number and purchase prices of the shares under the forgoing warrants were subject to adjustment if we effected a subdivision, combination, reverse stock split or a stock split of the outstanding Preferred Stock. In lieu of exercising the warrant, the holder could have converted the warrant, at any time, in whole or in part, into a number of preferred shares based on the fair market value of the shares less the warrant price.

Prior to October 29, 2007 the Preferred Stock Series had a redemption feature. Pursuant to FSP 150-5, we recorded the fair value of the warrants as a liability and remeasured at each reporting period with gains or losses recognized as gain (loss) on fair value of preferred stock warrant liabilities. The fair value of these warrants at December 31, 2006 was $2,588,000 and, as of October 29, 2007 was $11,369,000.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

10. Redeemable Convertible Preferred Stock (continued)

On October 29, 2007, we amended our certificate of incorporation to remove the redemption feature of our preferred stock. At that date, all preferred shares and warrants were reclassified as equity. No further changes to the fair value of such warrants will be made so long as we continue to meet the conditions of EITF No. 00-19, and maintain sufficient authorized but unissued shares to issue upon exercise of the warrants. In connection with our reverse stock split on January 11, 2008, we further amended our certificate of incorporation on such date, which resulted in an adjustment to the number of shares of common stock issuable upon conversion of our convertible preferred stock to a 1:6.4 ratio.

Subsequent to the cashless exercise and conversion of warrants described above, no additional warrants have been exercised and warrants to purchase 41,815 shares of common stock remain outstanding. The term of a portion of the remaining outstanding warrant agreements expire in April 2008 with an exercise price of $5.38, and the remainder expire in January 2010 with an exercise price of $4.48. Warrants that are not exercised prior to their expiration date will automatically be exercised on a cashless basis on their expiration date. The cashless exercise of certain warrants will be based upon the closing price per share of our common stock on the business date prior to the exercise date, while the remaining warrants will be based upon the average of the closing price of our common stock over a five day period ending three days prior to the exercise date.

The fair value of the above warrants was determined using the Black-Scholes pricing model based on the following assumptions:

	Year Ended December 31,
	2005	2006	2007
Expected Term (Series B)—years	1.3	1.1	0.7
Expected Term (Series C)—years	1.1	0.4	0.1
Expected Term (Series D)—years	0.9	0.4	0.4
Risk-free interest rate	3%	4%	4%
Expected volatility	26%	37%	37%
Expected dividend yield	—	—	—

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

10. Redeemable Convertible Preferred Stock (continued)

The following summarizes the activity in our redeemable preferred stock accounts (dollars in thousands, except per share data):

	Series A Shares	Amount	Series B Shares	Amount	Series C Shares	Amount	Series D Shares	Amount	Total
Balance at December 31, 2004	10,318,866	$5,825	17,893,968	$12,526	11,139,850	$9,380	18,408,551	$15,500	$43,231

Reclassification of warrants to liabilities	—	—	—	—	—	(114)	—	(634)	(748)
Accretion of redeemable preferred stock	—	—	—	—	—	114	—	134	248

Balance at December 31, 2005	10,318,866	$5,825	17,893,968	$12,526	11,139,850	$9,380	18,408,551	$15,000	$42,731

Accretion of redeemable preferred stock	—	—	—	—	—	—	—	271	271

Balance at December 31, 2006	10,318,866	$5,825	17,893,968	$12,526	11,139,850	$9,380	18,408,551	$15,271	$43,002
Accretion of redeemable preferred stock	—	—	—	—	—	—	—	229	229
Reclassification of redeemable preferred stock to equity	(10,318,866)	$(5,825)	(17,893,968)	$(12,526)	(11,139,850)	$(9,380)	(18,408,551)	$(15,042)	$(43,231)

Balance at December 31, 2007	—	$—	—	$—	—	$—	—	$—	$—

11. Earnings Per Share

We follow EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128, (EITF 03-6) which established standards regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF 03-6 requires earnings attributable to common stockholders for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred shareholders based on their respective rights to receive dividends. Basic net income per share is then calculated by dividing income attributable to common stockholders (including the reduction for any undeclared, preferred stock dividends assuming current income for the period had been distributed) by the weighted-average number of common shares outstanding, net of shares subject to repurchase by us, during the period. EITF 03-6 does not require the presentation of basic and diluted net income per share for securities other than common stock; therefore, the following net income per share amounts only pertain to the our common stock. We calculate diluted net income per share under the if-converted method unless the conversion of the preferred stock is anti-dilutive to basic net income per share. To the extent preferred stock is anti-dilutive, we calculate diluted net income per share under the two-class method.

Our convertible preferred stockholders are entitled to receive, when declared, noncumulative cash dividends at an annual rate of 8%, prior to any declaration or payment of dividends on our common stock. Consequently, under EITF 03-06, such preferred shares are considered to be participating shares, and we first allocate our earnings to our preferred shareholders to satisfy the 8% preferred return to the extent we have sufficient earnings to satisfy this preferred return. In addition, dividends with respect to any remaining earnings must be distributed

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

11. Earnings Per Share (continued)

on a pro-rata basis to both our common and preferred shares. If our earnings are not sufficient to satisfy this preferred return, we allocate all our earnings to the preferred shareholders, but not more than our earnings. Basic net income attributable to common stockholders is net of the 8% preferred return, and when earnings are sufficient to satisfy this preferred return, an allocation of remaining earnings among our common and preferred shares, on a pro-rata basis.

The calculations of basic and diluted net income per share attributable to common stockholders for the years ended December 31, 2005, 2006 and 2007 are as follows (dollars in thousands, except for per share data):

	2005	2006	2007
Basic:
Net income (loss) attributable to common stockholders	$—	$—	$(1,096)

Weighed average number of common shares outstanding	959,639	1,210,571	1,706,682

Basic net income (loss) per share attributable to common stockholders	$—	$—	$(0.64)

Diluted:
Net income (loss) attributable to common stockholders	$—	$—	$(1,096)

Weighted average number of common shares outstanding	959,639	1,210,571	1,706,682
Weighted average number of dilutive common equivalents from options to purchase common stock and preferred stock warrants	565,742	601,963	—

Weighted average number of common and common equivalents	1,525,381	1,812,534	1,706,682

Diluted net income (loss) per share attributable to common stockholders	$—	$—	$(0.64)

Potentially dilutive securities not included in the calculation of diluted net income per share attributable to common stockholders are 9,025,193 in 2005, 2006 and 2007 of our convertible preferred stock because to do so would be anti-dilutive.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

11. Earnings Per Share (continued)

The following pro forma of basic and diluted net income (loss) per share attributable to common stockholders assumes the conversion of preferred shares to common stock at a ratio of 6.4:1 as well as a cashless exchange of warrants held by our preferred shareholders using the treasury stock method (dollars in thousands, except per share data):

	2005	2006	2007
Basic:
Net income (loss) attributable to common stockholders—historical	$—	$—	$(1,096)
Accretion of redeemable convertible preferred stockholders	248	271	229
Income allocable to preferred stockholders	3,397	1,507	—

Net income (loss) attributable to common stockholders—pro forma	$3,645	$1,778	$(867)

Weighed average number of common shares outstanding—historical	959,639	1,210,571	1,706,682
Add number of preferred shares and warrants converted to common shares	9,235,489	9,283,835	9,511,089

Common shares outstanding—pro forma	10,195,128	10,494,406	11,217,771

Basic net income (loss) per share attributable to common stockholders—pro forma	$0.36	$0.17	$(0.08)

Diluted:
Net income (loss) attributable to common stockholders—historical	$—	$—	$(1,096)
Accretion of redeemable convertible preferred stockholders	248	271	229
Income allocable to preferred stockholders	3,397	1,507	—

Net income (loss) attributable to common stockholders—pro forma	$3,645	$1,778	$(867)

Weighted average number of common shares outstanding—historical	959,639	1,210,571	1,706,682
Add number of preferred shares and warrants converted to common shares	9,235,489	9,283,835	9,511,089
Add weighted average number of dilutive common equivalent shares	355,447	343,321	—

Common shares outstanding—pro forma	10,550,574	10,837,727	11,217,771

Diluted net income (loss) per share attributable to common stockholders—pro forma	$0.35	$0.16	$(0.08)

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

12. Commitments and Contingencies

Leases

We lease certain buildings and equipment under operating leases. Certain building leases contain renewal options. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007, are as follows (dollars in thousands):

2008	$1,090
2009	600
2010	375
2011	142
2012	51
Thereafter	22

Total	$2,280

Rent expense for the years ended December 31, 2005, 2006 and 2007 was approximately $1,439,000, $1,668,000, and $1,787,000, respectively.

Regulatory Matters

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. We believe that we are in compliance with all applicable laws and regulations and we are not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

We operate in certain states regulated under corporate practice of medicine laws and we believe that we are in compliance with all such laws.

Legal

In the ordinary course of our business, we become involved in pending and threatened legal actions and proceedings, most of which involve claims of medical malpractice related to medical services provided by our affiliated physicians. We may also become subject to other lawsuits which could involve significant claims and/or significant defense costs.

Other than the legal action noted below, we believe, based upon our review of pending actions and proceedings, that the outcome of such legal actions and proceedings will not have a material adverse effect on our business, financial condition, results of operations, or cash flows. The outcome of such actions and proceedings, however, cannot be predicted with certainty and an unfavorable resolution of one or more of them could have a material adverse effect on our business, financial condition, results of operations, or cash flows in a future period.

As a result of a legal judgment in 2005, we recorded $3,025,000 as a litigation loss and other claims in our consolidated statement of income and a corresponding liability in the consolidated balance sheet to reflect a reserve for the judgment. For the years ended December 31, 2005, 2006 and 2007, related interest expense and other costs of approximately $7,000, $401,000 and $417,000, respectively, were recorded. In December 2007, we paid the judgment and accrued interest in full.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

12. Commitments and Contingencies (continued)

Liability Insurance

Although we currently maintain liability insurance policies on a claims-made basis, with a self insurance retention, which are intended to cover malpractice liability and certain other claims, the coverage must be renewed annually and may not continue to be available to us in future years at acceptable costs and on favorable terms. In addition to the known incidents occurring through December 31, 2007, that have resulted in the assertion of claims, we cannot be certain that our insurance coverage will be adequate to cover liabilities arising out of claims asserted against it in the future where the outcomes of such claims are unfavorable. During 2006, we settled a professional liability claim in excess of our insurance policy limit. We recorded the excess loss at the net present value of $1,312,000 as litigation loss and other claims in our consolidated statement of income. We paid $750,000 of this settlement during 2006 and the remaining balance in 2007. For the years ended December 31, 2006, and 2007 we recorded related interest expense of $11,000 and $37,000, respectively. We believe that the ultimate resolution of all pending claims, including liabilities in excess of the our insurance coverage, will not have a material adverse effect on our financial position, results of operations or cash flows; however, there can be no assurance that future claims will not have a material adverse effect on our business.

13. Medical Malpractice Reserves

In the fourth quarter of 2007, we recorded a reduction of $0.8 million in our claims and professional liability reserves because our final 2007 year end actuarial loss projection was less than the interim actuarial loss projections for the year due to favorable trends in the ratio of claims to our number of encounters and improvements in the estimates of the ultimate costs per claim.

14. Subsequent Events—Amendments to Amended and Restated Certificate of Incorporation

In early January 2008, we completed a 1-for-6.4 reverse stock split of our outstanding common stock. The accompanying financial statements and notes to the financial statements give retroactive effect to the reverse stock split for all periods presented. In addition, the reverse stock split resulted in an adjustment in the number of shares of common stock issuable upon conversion of the Company’s convertible preferred stock to a 6.4:1 ratio.

In late January 2008, prior to our initial public offering we adopted an Amended and Restated Certificate of Incorporation which provides that the Company’s authorized capital stock will consist of 50 million shares of common stock, $0.001 par value per share, and 15 million shares of preferred stock, $0.001 par value per share.

15. Initial Public Offering

On January 30, 2008, we closed our initial public offering for the sale of 5,905,000 shares of our common stock at a price of $16.00 per share. Of these shares 3,300,000 were newly issued shares sold by us, and 2,605,000 were shares sold by existing stockholders. We received net proceeds of $46,164,000 after deducting underwriters discounts and commissions of $3,696,000 and fees and expenses of $2,940,000. After the offering, there were 14,844,934 shares of our common stock outstanding.

IPC The Hospitalist Company, Inc.

Notes to Consolidated Financial Statements (continued)

16. Quarterly Results of Operations (unaudited)

Following is a summary of our quarterly results of operations for the years ended December 31, 2006 and 2007 (dollars in thousands, except for per share data):

	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007
Net revenue	$36,241	$35,406	$36,282	$40,169	$44,696	$44,890	$47,839	$52,577
Income from operations(1)(2)	2,172	1,422	(952)	1,319	3,718	3,205	2,797	4,052
Net interest income (expense)	(198)	(258)	(293)	(331)	(324)	(296)	(292)	(382)
(Loss) gain on fair value of preferred stock warrant liabilities	(345)	(368)	54	(31)	48	(134)	(8,695)	—

Income (loss) before income taxes	1,629	796	(1,191)	957	3,442	2,775	(6,190)	3,670
Income tax provision (benefit)(3)	947	559	(598)	(495)	1,429	1,212	1,064	859

Net income (loss)	$682	$237	$(593)	$1,452	$2,013	$1,563	$(7,254)	$2,811

Per share data:
Net income (loss) per share attributable to common stockholders—historical:
Price per share:
Basic	—	—	$(0.54)	$0.05	$0.10	$0.06	$(3.97)	$0.18

Diluted	—	—	$(0.54)	$0.03	$0.08	$0.05	$(3.97)	$0.12

Weighted average shares:
Basic	1,176,961	1,231,599	1,220,799	1,245,038	1,414,651	1,770,763	1,845,909	1,878,382

Diluted	1,650,002	1,830,965	1,220,799	1,884,749	1,839,347	2,096,279	1,845,909	2,746,196

Net income (loss) per share attributable to common stockholders—pro forma:
Price per share:
Basic	$0.07	$0.02	$(0.06)	$0.14	$0.19	$0.14	$(0.65)	$0.24

Diluted	$0.06	$0.02	$(0.06)	$0.13	$0.19	$0.14	$(0.65)	$0.24

Weighted average shares:
Basic	10,412,450	10,513,012	10,531,636	10,555,876	10,650,140	10,998,907	11,207,504	11,512,772

Diluted	10,675,195	10,856,158	10,531,636	10,909,942	10,864,540	11,121,472	11,207,504	11,771,389

(1)	During third quarter of 2006, we settled a professional liability claim in excess of our insurance policy limit. We recorded the excess loss at the net present value of $1.3 million of which we paid $0.8 million during 2006 and the balance was paid in 2007.
(2)	In the fourth quarter of 2007, we recorded a reduction of $0.8 million in our claims and professional liability reserves because our final 2007 year end actuarial loss projection was less than the interim actuarial loss projections for the year due to favorable trends in the ratio of claims to our number of encounters and improvements in the estimates of the ultimate costs per claim.
(3)	The tax provision for the third quarter of 2006 reflects the deferred provision benefit for the professional liability claim. The provision for the fourth quarter of 2006 reflects the benefit of reducing the valuation allowance on deferred tax assets. During the third quarter of 2007, a provision was recorded on the net loss as the loss on fair value of warrants was not deductible for tax purposes.

IPC The Hospitalist Company, Inc.

Condensed Consolidated Balance Sheets

(dollars in thousands, except for per share data)

	March 31, 2008 (unaudited)	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$39,501	$6,976
Accounts receivable, net	42,821	39,494
Prepaid expenses and other current assets	5,459	10,203

Total current assets	87,781	56,673

Furniture and equipment, net	2,368	2,189
Goodwill	38,125	34,754
Other intangible assets, net	958	808
Deferred tax assets, net	2,953	2,952

Total assets	$132,185	$97,376

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$4,073	$4,959
Accrued compensation	10,398	12,382
Medical malpractice and self-insurance reserves, current portion	808	951
Deferred tax liability	45	45
Short-term debt and current portion of capital leases	6,509	7,029

Total current liabilities	21,833	25,366
Long-term debt and capital leases, less current portion	7,931	19,793
Medical malpractice and self-insurance reserves, less current portion	9,772	8,900
Other long-term liabilities	300	300

Total liabilities	39,836	54,359

Stockholders’ equity:
Convertible preferred stock, Series A, B, C, and D $.001 par value, 64,905,826 shares authorized, 57,761,235 shares issued and outstanding in 2007; liquidation preference of $43,230,532 in 2007	—	57
Preferred stock, $.001 par value, 15,000,000 and 294,174 shares authorized, respectively, none issued	—	—
Common stock, $.001 par value, 50,000,000 and 87,300,000 shares authorized, respectively, 14,869,346 and 1,878,382 shares issued and outstanding, respectively	15	2
Additional paid-in capital	101,961	55,605
Accumulated deficit	(9,627)	(12,647)

Total stockholders’ equity	92,349	43,017

Total liabilities and stockholders’ equity	$132,185	$97,376

The accompanying notes are an integral part of these condensed consolidated financial statements.

IPC The Hospitalist Company, Inc.

Condensed Consolidated Statements of Income

(dollars in thousands, except for per share data)

(unaudited)

	Three Months Ended March 31,
	2008	2007
Net revenue	$60,559	$44,696
Operating expenses:
Cost of services—physician practice salaries, benefits and other	43,943	32,430
General and administrative	10,732	8,239
Depreciation and amortization	457	309

Total operating expenses	55,132	40,978

Income from operations	5,427	3,718
Investment income	164	93
Interest expense	(385)	(417)
Gain on fair value of preferred stock warrant liabilities	—	48

Income before income taxes	5,206	3,442
Income tax provision	2,186	1,429

Net income	3,020	2,013
Accretion of redeemable convertible preferred stock	—	(68)
Income allocable to preferred stockholders	(696)	(1,798)

Net income attributable to common stockholders	$2,324	$147

Per share data:
Net income per share attributable to common stockholders—historical:
Basic	$0.20	$0.10

Diluted	$0.20	$0.08

Net income per share attributable to common stockholders—pro forma:
Basic	$0.22	$0.19

Diluted	$0.21	$0.19

The accompanying notes are an integral part of these condensed consolidated financial statements.

IPC The Hospitalist Company, Inc.

Condensed Consolidated Statements of Cash Flows

(dollars in thousands)

(unaudited)

	Three Months Ended March 31,
	2008	2007
Operating activities
Net income	$3,020	$2,013
Adjustments to reconcile net income to net cash provided by operating (used in) activities:
Depreciation and amortization	457	309
Stock-based compensation expense	107	9
Revaluation of preferred stock warrant liabilities	—	(48)
Changes in assets and liabilities:
Accounts receivable	(3,327)	(1,217)
Prepaid expenses and other current assets	4,744	1,706
Accounts payable	(1,097)	789
Accrued compensation	(1,984)	(1,230)
Medical malpractice and self-insurance reserves	729	997
Accrued litigation loss and other claims	—	12

Net cash provided by operating activities	2,649	3,340

Investing activities
Acquisitions of physician practices	(3,452)	(3,693)
Purchase of furniture and equipment	(495)	(167)

Net cash used in investing activities	(3,947)	(3,860)

Financing activities
Proceeds from (repayments of) long-term debt and capital leases, net	(12,382)	3,082
Net proceeds from issuance of common and preferred stock	46,131	257
Excess tax benefits from stock-based compensation	74	—

Net cash provided by financing activities	33,823	3,339

Net increase in cash and cash equivalents	32,525	2,819
Cash and cash equivalents, beginning of period	6,976	5,946

Cash and cash equivalents, end of period	$39,501	$8,765

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$386	$341

Income taxes	$97	$99

The accompanying notes are an integral part of these condensed consolidated financial statements.

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2008

1. Business and Basis of Presentation

IPC The Hospitalist Company, Inc. and its subsidiaries (the “Company,” “IPC,” “we,” “us,” and “our”) is a national physician group practice company that operates and manages full-time hospitalist practices. Hospitalists are acute-care physician specialists, nurse practitioners and physician assistants, who focus on a patient’s hospital care from time of admission to discharge and have no outpatient responsibilities. Hospitalists practice exclusively in hospitals or other inpatient facilities, including acute, sub-acute and long-term care settings. The hospitalists are primarily full-time employees of Company subsidiaries or consolidated professional medical corporations, although part-time and temporary hospitalists are also employed on an as-needed basis.

The accompanying unaudited condensed consolidated financial statements have been prepared by us pursuant to the rules and regulations of the Securities and Exchange Commission on the same basis as our audited annual financial statements and, in our opinion reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information set forth therein. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although we believe that the following disclosures, when read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2007, are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and consolidated professional medical corporations managed under long-term management agreements. Based on the provisions of the agreements, we have determined that the professional medical corporations are variable interest entities, and that we are the primary beneficiary as defined in Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46), and consequently we consolidate the revenue and expenses of the Professional Medical Corporations from the date of execution of the agreements. The preparation of condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The condensed results of operations for the current interim period are not necessarily indicative of the results for the entire year ending December 31, 2008.

2. Reverse Stock Split and Amended and Restated Certificate of Incorporation

In January 2008, we completed a 1-for-6.4 reverse stock split of our outstanding common stock. The accompanying financial statements and notes to the financial statements give retroactive effect to the reverse stock split for all periods presented. In addition, the reverse stock split resulted in an adjustment in the number of shares of common stock issuable upon conversion of our convertible preferred stock to a 6.4:1 ratio. In addition, we adopted an Amended and Restated Certificate of Incorporation which provides that our authorized capital stock consists of 50 million shares of common stock, $0.001 par value per share, and 15 million shares of preferred stock, $0.001 par value per share.

3. Initial Public Offering

On January 30, 2008, we completed our initial public offering (IPO) for the sale of 5,905,000 shares of our common stock at a price of $16.00 per share. Of these shares 3,300,000 were newly issued shares sold by us, and 2,605,000 were shares sold by existing stockholders. We received net proceeds of $46,164,000 after deducting

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

3. Initial Public Offering (continued)

underwriting discounts and commissions of $3,696,000 and other fees and expenses of $2,940,000. As discussed further in Note 12, upon completion of our IPO, all of our preferred stock, and a majority of our warrants converted to common stock. After the offering, and including the conversion of the preferred stock and warrants, there were 14,844,934 shares of our common stock outstanding.

4. New Accounting Pronouncements

On September 15, 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS 157 requires the fair value of an asset or liability to be based on a market based measure which will reflect the credit risk of the company. SFAS 157 also requires expanded disclosure requirements which will include the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We adopted SFAS 157, for financial assets and liabilities on January 1, 2008. The adoption of SFAS 157, for financial assets and liabilities, did not have a material impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS 159 on January 1, 2008. We did not elect to record at fair value any of our financial assets or liabilities that were not previously recorded at fair value under other accounting literature.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141(R)), which replaces FASB Statement No. 141. SFAS 141(R) introduces significant changes in the accounting for and reporting of business acquisitions. SFAS 141(R) changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. Pursuant to SFAS 141(R) an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions and all transaction related costs will be expensed. In addition, SFAS 141(R) will impact the annual goodwill impairment test associated with acquisitions. The provisions of SFAS 141(R) are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact that the adoption of SFAS 141(R) will have on our consolidated financial statements will depend on the nature, terms and size of business combinations that occur after the effective date.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 5, (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning January 1, 2009. We do not expect the adoption of SFAS 160 to have a material impact on our financial position or results of operations.

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

4. New Accounting Pronouncements (continued)

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not have, nor do we believe will have, a material impact on our present or future consolidated financial statements.

5. Accounts Receivable and Concentration of Risk

Accounts receivable are stated at the amount expected to be collected, net of reserves for amounts estimated by us to be uncollectible of $3,609,000 and $2,972,000 at March 31, 2008 and December 31, 2007, respectively. During the three months ended March 31, 2008 and 2007 we recorded a provision for uncollectible accounts of $2,180,000 and $1,708,000, respectively, as a reduction of net revenue. Concentrations of credit risk, which consist primarily of accounts receivable, is limited due to the large number of payors comprising our diverse payor mix and patient base except with respect to the Medicare and Medicaid programs. During the three months ended March 31, 2008 and 2007, approximately 54% and 51% respectively, of our patient volume was from Medicare and Medicaid programs and receivables from these programs made up approximately 41% of the net accounts receivable at March 31, 2008.

6. Acquisitions

During the three months ended March 31, 2008, we acquired a hospitalist physician practice in the New England area and recorded additional contingent consideration related to a prior year acquisition. In connection with these transactions, we recorded a total of $3,661,000 of acquisition costs, consisting of goodwill of $3,371,000 and other identifiable intangible assets consisting of physician non-compete and hospital agreements of $290,000. The results of operations of the acquired practice is included in our condensed consolidated financial statements from the date of acquisition. In addition to the initial consideration for the New England practice, the asset purchase agreement provides for additional future consideration to be paid based upon the achievement of certain operating results of the acquired practice as of a certain measurement date. This additional payment is not contingent upon the future employment of the sellers. The amounts of such payment, if any, cannot be determined until such measurement date.

7. Medical Malpractice Liability Insurance

We maintain medical malpractice insurance coverage that indemnifies us and our employed health care professionals on a claims-made basis with a portion of self-insurance retention. Claims-made coverage covers only those claims reported during the policy period. The current policy period is through December 31, 2008. We expect to be able to continue to obtain coverage in future years; however, such coverage may not continue to be available at acceptable costs and favorable terms.

In addition, we record reserves for self-insurance retention and an estimate of our liabilities, on an undiscounted basis, for claims incurred but not reported based upon actuarial loss projections using our historical loss experience. At March 31, 2008 and December 31, 2007 we accrued reserves totaling $10,580,000 and $9,851,000, respectively, for potential future uninsured claims including a provision for incurred but not reported claims not covered under our claims-made insurance policy.

8. Debt

Our amended and restated loan agreement (Credit Facility), as further amended through October 2007, provides a revolving line of credit of $30,000,000, with a sublimit of $5,000,000 for the issuance of letters of credit, and a term loan in an original amount of $10,000,000. The Credit Facility has a maturity date of September 15, 2011. The Credit Facility is used for working capital and to fund practice acquisitions and capital expenditures.

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

8. Debt (continued)

The revolving line is limited by a formula based on a certain multiple times the trailing twelve months of earnings before interest, depreciation, taxes, amortization and certain non-cash items. Borrowings under the Credit Facility bear interest at a rate, based on either LIBOR plus 1.5% to 2.0%, or our lender’s prime rate, as selected by us for each advance. We pay an unused commitment fee equal to 0.25% per annum on the difference between the revolving line capacity and the average balance outstanding during the year. We make equal monthly installment payments, which increase annually, against our term loan through the maturity date. Outstanding amounts advanced to us under the revolving line of credit are repayable on or before the maturity date.

The Credit Facility is secured by all of our current and future personal and intellectual property assets, except those held subject to purchase money loans and capital leases. The Credit Facility includes various customary financial covenants and restrictions, as well as customary remedies for our lenders following an event of default. As of March 31, 2008, we were in compliance with such financial covenants and restrictions.

In early January 2008 we borrowed $3,000,000 to fund obligations related to hospitalist practice acquisitions. In late January 2008, we used a portion of the proceeds from our initial public offering to pay down the outstanding balance of our revolving line of credit of $14,140,000. At March 31, 2008, our remaining principal balance on the Credit Facility, which is under the term loan, was $9,250,000.

9. Income Taxes

We recorded a provision for income taxes of $2,186,000 and $1,429,000 for the three months ended March 31, 2008 and 2007, respectively. The effective tax rate differs from the statutory U.S. federal income tax rate of 35% due primarily to state income taxes. Our effective tax rate was 42.0% and 41.5% for the three months ended March 31, 2008 and 2007, respectively.

We regularly review the deferred tax assets for recoverability and the need for a valuation allowance. We analyze both negative and positive evidence, and the strength of such evidence. This analysis includes assessment of forecasted and historic financial performance and taxable income. As of December 31, 2007 a valuation allowance of $347,000 was recorded against certain deferred tax assets of entities not consolidated for income tax purposes. The valuation allowance will continue to be evaluated over future quarters.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (FIN 48) on January 1, 2007. To implement FIN 48, we evaluated our open tax positions using the recognition and measurement criteria established by FIN 48. As a result of the implementation, we recognized a cumulative effect adjustment of $510,000 to the opening balance of retained earnings. At January 1, 2007 we had $2,062,000 of gross unrecognized tax benefits, of which $510,000 would reduce our effective tax rate if recognized. Of the total unrecognized tax benefits at the adoption date, $60,000 was recorded as a decrease to deferred taxes with a corresponding reduction in our valuation allowance. In addition, we reclassified $1,552,000 from deferred taxes to a liability for uncertain tax positions which related to tax positions taken on temporary differences. As anticipated, reductions of our gross unrecognized tax benefits of $1,519,000 and $81,000 were recorded in the quarters ended September 30, 2007 and December 31, 2007, respectively. We do not anticipate other significant changes to our liability for uncertain tax positions over the next 12 months.

Our accounting policy is to include interest and penalties related to income tax liabilities in income tax expense. As of March 31, 2008, we accrued a total of $60,000 for interest and penalties related to uncertain tax positions.

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

9. Income Taxes (continued)

The tax years 1997 to 2007 remain open to examination by the United States and various state taxing jurisdictions to which we are subject. Our 2005 and 2006 tax years are currently under examination by the Internal Revenue Service. We are in the process of producing documents and other information to the IRS, but have not yet begun discussions with the IRS with respect to any issues that may arise from these audits. The outcome of such examination cannot be predicted with certainty; however, we believe that the ultimate resolution will not have a material effect on our financial position, results of operations or cash flows. We are not aware of any other notices of examination by any taxing authorities.

In accordance with FASB Interpretation Number 18, “Accounting for Income Taxes in Interim Periods,” we make our best estimate of the tax rate expected to be applicable for the full fiscal year. The rate so determined is used to provide for income taxes in an interim period.

10. Stock-Based Compensation

At March 31, 2008, we had three stock-based employee compensation plans: the 1997 Equity Participation Plan (1997 Plan) the 2002 Equity Participation Plan (2002 Plan) and 2007 Equity Participation Plan (2007 Plan). The shares reserved for issuance pursuant to these three plans have been adjusted to reflect the 1-for-6.4 reverse stock split which was completed in January 2008. We reserved 1,054,688 common shares for issuance pursuant to the 1997 Plan, and 531,250 common shares for issuance pursuant to the 2002 Plan. Pursuant to the 2007 Plan, which was adopted in June 2007, 234,375 shares of our common stock were authorized for initial issuance, which amount was increased by 371,123 upon the consummation of our initial public offering in late January 2008, and, each calendar year thereafter until 2013, the number of shares authorized for issuance under the plan will increase in an amount equal to 2.5% of the total number of shares of our common stock outstanding. The number of shares available for issuance under the 2007 Plan will also be increased by any shares granted pursuant to the 2002 or 1997 equity participation plans that are subsequently forfeited by the participants. As of March 31, 2008, 177,137 shares of our common stock were available for issuance under the 2007 Equity Compensation Plan.

The options under the three plans generally vest over a four-year period from date of grant, and unrestricted options terminate on the 10th anniversary of the agreement date. We account for stock-based compensation in accordance with SFAS No. 123(R), Share-Based Payment.

All options granted during the three months ended March 31, 2008 and 2007 were issued with exercise prices equal to the fair value of shares at the date of the grant, as determined contemporaneously with the grants.

Stock-based compensation expense for the three months ended March 31, 2008 and 2007 was $107,000 and $9,000, respectively, and such expense is included in general and administrative expenses. As of March 31, 2008, there was $2,614,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans, which is expected to be recognized over a weighted-average period of four years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	Three months Ended March 31,
	2008	2007
Risk-free interest rate	2.11%	4.59%
Expected volatility	37.0%	37.0%
Expected option life (in years)	6.25	6.25
Expected dividend yield	0.0%	0.0%

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

10. Stock-Based Compensation (continued)

The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues. The expected volatility is primarily based on historical volatility levels of our public company peer group. The expected option life of each award granted was calculated using the “simplified method” in accordance with Securities Exchange Commission Staff Accounting Bulletin (SAB) No. 107, as amended by SAB 110.

The following table summarizes activity in the 1997 Plan, the 2002 Plan and the 2007 Plan, during the three months ended March 31, 2008 (dollars in thousands, except for per share data).

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value	Weighted Average Fair Value
Options outstanding as of January 1, 2008	446,175	$3.07			$1.81
Changes during period:
Granted	311,637	17.64			7.04
Exercised	(11,581)	1.31			0.33
Forfeited	(9,005)	2.57			2.60

Options outstanding as of March 31, 2008	737,226	$9.26	8.75	$7,776	$4.03

Options exercisable as of March 31, 2008	147,123	$2.02	6.45	$2,613	$0.64

The total intrinsic value of stock options exercised during the three months ended March 31, 2008 was $213,000.

11. Employee Stock Purchase Plan

In March 2008, our board of directors adopted the amended and restated IPC The Hospitalist Company, Inc. Nonqualified Employee Stock Purchase Plan which we plan to implement on July 1, 2008. The plan authorizes the issuance of up to an aggregate of 156,250 shares of our common stock to eligible employees, who meet the service requirements. At the end of each annual offering period under the plan, an automatic purchase of our common stock will be made on behalf of the plan’s participants. Eligible employees may purchase common stock through payroll deductions in amounts from $500 to $10,000 per year. Employees may reduce or suspend deductions during the year or withdraw from the plan during the year and receive a refund of their deductions. For 2008, the offering period will be for six months and the annual deductions reduced by 50%. Stock purchases will be made at a price equal to 85% of the fair market value (i.e., closing price on the Nasdaq Global Market) of a share of our common stock on the first or last day of the offering period, whichever is less. If the fair market value is less on the last day of the offering period, the difference in the per share price will be refunded to the participant. We will account for the plan in accordance with SFAS No. 123(R), Share Based Payment.

12. Redeemable Convertible Preferred Stock Warrant Liabilities

During 2007 we had four series of authorized and outstanding redeemable convertible preferred stock (Preferred Stock Series): Series A, Series B, Series C and Series D; and warrants to purchase shares of preferred stock. Upon our initial public offering in late January 2008, all Preferred Stock Series shares converted to 9,025,195 shares of common stock and the majority of warrants were exercised on a cashless basis for 641,340 common shares. As of March 31, 2008, warrants to purchase 23,214 shares of common stock remain outstanding.

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

13. Earnings Per Share

We follow EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128, which established standards regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF Issue No. 03-6 requires earnings attributable to common stockholders for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred shareholders based on their respective rights to receive dividends. Basic net income per share is then calculated by dividing income attributable to common stockholders (including the reduction for any undeclared, preferred stock dividends assuming current income for the period had been distributed) by the weighted-average number of common shares outstanding, net of shares subject to repurchase by us, during the period. EITF Issue No. 03-6 does not require the presentation of basic and diluted net income per share for securities other than common stock; therefore, the following net income per share amounts only pertain to our common stock. We calculate diluted net income per share under the if-converted method unless the conversion of the preferred stock is anti-dilutive to basic net income per share. To the extent preferred stock is anti-dilutive, we calculate diluted net income per share under the two-class method.

The calculations of basic and diluted net income per share for the three months ended March 31, 2008 and 2007 are as follows (dollars in thousands, except for per share data):

	Three Months Ended March 31,
	2008	2007
Basic:
Net income attributable to common stockholders	$2,324	$147

Weighed average number of common shares outstanding	11,434,588	1,414,651

Basic net income per share attributable to common stockholders	$0.20	$0.10

Diluted:
Net income attributable to common stockholders	$2,324	$147

Weighted average number of common shares outstanding	11,434,588	1,414,651
Weighted average number of dilutive common equivalents from options to purchase common stock and preferred stock warrants	397,348	424,695

Weighted average number of common and common equivalents	11,831,936	1,839,346

Diluted net income per share attributable to common stockholders	$0.20	$0.08

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

13. Earnings Per Share (continued)

The following pro forma of basic and diluted earnings per share assumes the conversion of preferred shares to common stock at a ratio of 6.4:1 as well as a cashless exchange of warrants at the beginning of each period using the treasury stock method (dollars in thousands, except per share data):

	Three Months Ended March 31,
	2008	2007
Basic:
Net income attributable to common stockholders—historical	$2,324	$147
Accretion of redeemable convertible preferred stockholders	—	68
Income allocable to preferred stockholders	696	1,798

Net income attributable to common stockholders—pro forma	$3,020	$2,013

Weighed average number of common shares outstanding—historical	11,434,588	1,414,651
Add number of preferred shares converted to common shares and related warrants	2,540,938	9,235,489

Common shares outstanding—pro forma	13,975,526	10,650,140

Basic net income per share attributable to common stockholders—pro forma	$0.22	$0.19

	Three Months Ended March 31,
	2008	2007
Diluted:
Net income attributable to common stockholders—historical	$2,324	$147
Accretion of redeemable convertible preferred stockholders	—	68
Income allocable to preferred stockholders	696	1,798

Net income attributable to common stockholders—pro forma	$3,020	$2,013

Weighted average number of common shares outstanding—historical	11,434,588	1,414,651
Add number of preferred shares converted to common shares and related warrants	2,540,938	9,235,489
Add weighted average number of dilutive common equivalent shares	236,681	214,400

Common shares outstanding—pro forma	14,212,207	10,864,540

Diluted net income per share attributable to common stockholders—pro forma	$0.21	$0.19

14. Commitments and Contingencies

Legal

In the ordinary course of our business, we become involved in pending and threatened legal actions and proceedings, most of which involve claims of medical malpractice related to medical services provided by our affiliated physicians. We may also become subject to other lawsuits which could involve significant claims and/or significant defense costs.

We believe, based upon our review of pending actions and proceedings, that the outcome of such legal actions and proceedings will not have a material adverse effect on our business, financial condition, results of operations, or cash flows. The outcome of such actions and proceedings, however, cannot be predicted with certainty and an unfavorable resolution of one or more of them could have a material adverse effect on our business, financial condition, results of operations, or cash flows in a future period.

IPC The Hospitalist Company, Inc.

Notes to Condensed Consolidated Financial Statements (continued)

15. Subsequent Events

In April 2008, we paid off the balance of our medical malpractice premium financing loan, that had an interest rate of 6.65% and a balance of $3,290,000 at March 31, 2008.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by the registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, and the FINRA filing fee.

SEC registration fee	$5,306
FINRA filing fee	14,000
Accounting fees and expenses	125,000
Legal fees and expenses	300,000
Printing and engraving expenses	150,000
Miscellaneous	200,000

Total	$794,306

Item 14. Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant intends to enter into separate indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by the Delaware General Corporation Law and which allow for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2005, we have issued the following securities that were not registered under the Securities Act:

We have granted options under our stock option plans to purchase 578,811 shares of common stock (net of expirations and cancellations) to employees, directors and consultants, having exercise prices ranging from $1.60 to $16.00 per share. Of these, options to purchase 133,192 shares of common stock have been exercised for aggregate consideration of $251,243, at exercise prices ranging from $1.60 to $16.00 per share. The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our stock option plans.

On March 28, 2008, we issued and sold 13,593 shares of our common stock to Comerica Incorporated in a cashless exchange of a warrant using the treasury method at a per share price of $19.98. This issuance was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. These shares of common stock are deemed restricted securities for the purpose of the Securities Act.

Appropriate legends were affixed to the securities issued in the transactions described above. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of IPC The Hospitalist Company, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

3.2	Amended and Restated Bylaws of IPC The Hospitalist Company, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

5.1	Opinion of Sidley Austin LLP*

Exhibit Number	Description of Document
10.1	IPC The Hospitalist Company, Inc. 2007 Equity Participation Plan, dated July 19, 2007, and the forms of agreements used thereunder† (incorporated by reference to Exhibit 10.1 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.2	Form of Indemnification Agreement between IPC The Hospitalist Company, Inc. and each of its directors and executive officers† (incorporated by reference to Exhibit 10.2 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.3	Form of Management Agreement between a subsidiary of IPC The Hospitalist Company, Inc. and each of its affiliated professional organizations (incorporated by reference to Exhibit 10.3 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-145850) filed on November 15, 2007)

10.4	Second Amended and Restated Loan and Security Agreement, dated as of August 31, 2005, by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) (incorporated by reference to Exhibit 10.4 to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-145850) filed on October 12, 2007)

10.5	LIBOR Addendum to Second Amended and Restated Loan and Security Agreement, dated as of August 31, 2005, by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) (incorporated by reference to Exhibit 10.4 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-145850) filed on November 15, 2007)

10.6	First Amendment to Second Amended and Restated Loan and Security Agreement, dated as of March 30, 2006 by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) (incorporated by reference to Exhibit 10.6 to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-145850) filed on October 12, 2007)

10.7	Second Amendment to Second Amended and Restated Loan and Security Agreement, dated as of January 31, 2007 by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) (incorporated by reference to Exhibit 10.7 to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-145850) filed on October 12, 2007)

10.8	Third Amendment to Second Amended and Restated Loan and Security Agreement, dated as of October 22, 2007, by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) (incorporated by reference to Exhibit 10.8 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-145850) filed on November 15, 2007)

10.9	Master Security Agreement, dated as of September 26, 2007, by and between General Electric Capital Corporation and IPC The Hospitalist Company, Inc. (incorporated by reference to Exhibit 10.8 to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-145850) filed on October 12, 2007)

10.10	Amended and Restated Employment Agreement, effective January 11, 2008, between Adam D. Singer, M.D. and IPC The Hospitalist Company, Inc.†*

10.11	Amended and Restated Employment Agreement, effective January 11, 2008, between R. Jeffrey Taylor and IPC The Hospitalist Company, Inc.† *

10.12	Amended and Restated Employment Agreement, effective January 11, 2008, between Devra G. Shapiro and IPC The Hospitalist Company, Inc.†*

Exhibit Number	Description of Document
10.13	Amended and Restated Employment Agreement, effective January 11, 2008, between Richard G. Russell and IPC The Hospitalist Company, Inc.†*

10.14	IPC The Hospitalist Company, Inc. Nonqualified Employee Stock Purchase Plan amended and restated effective as of March 19, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q (File No. 001-33930) filed on May 14, 2008)

10.15	IPC The Hospitalist Company, Inc. Executive Change of Control Plan (incorporated by reference to Exhibit 10.16 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.16	2002 Equity Participation Plan of IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) and the form of stock option agreement used thereunder (incorporated by reference to Exhibit 10.22 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.17	Written Consent of InPatient Consultants Management, Inc. dated January 31, 2007 amending the 2002 Equity Participation Plan (incorporated by reference to Exhibit 10.23 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.18	1997 Equity Participation Plan of IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) and the form of stock option agreement used thereunder (incorporated by reference to Exhibit 10.24 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.19	Amendment No. 1 to the 1997 Equity Participation Plan of InPatient Consultants Management, Inc. dated April 29, 1998 (incorporated by reference to Exhibit 10.25 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.20	Amendment No. 2 to the 1997 Equity Participation Plan of InPatient Consultants Management, Inc. dated April 28, 1999 (incorporated by reference to Exhibit 10.26 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.21	Amendment No. 3 to the 1997 Equity Participation Plan of InPatient Consultants Management, Inc. dated October 10, 2000 (incorporated by reference to Exhibit 10.27 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.22	Form of Succession Agreement between an affiliated entity of IPC The Hospitalist Company, Inc. and its founding doctor (incorporated by reference to Exhibit 10.28 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.23	Second Amended and Restated Registration Rights Agreement, dated October 7, 2002, by and between IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.), the founding stockholders signatory thereto and the investors signatory thereto (incorporated by reference to Exhibit 10.17 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.24	Warrant to Purchase Series C Convertible Preferred Stock issued February 28, 2002, by IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) to Comerica Incorporated (f/k/a Imperial Bank) and the amendments thereto (incorporated by reference to Exhibit 10.20 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

Exhibit Number	Description of Document
10.25	Warrant Agreement, dated January 15, 2000, by and between Comdisco, Inc. and IPC The Hospitalists Company, Inc. (f/k/a InPatient Consultants Management, Inc.) (incorporated by reference to Exhibit 10.21 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

21.1	Subsidiaries of IPC The Hospitalist Company, Inc.*

23.1	Consent of Independent Registered Public Accounting Firm*

23.2	Consent of Sidley Austin LLP (included in Exhibit 5.1)*

23.3	Consent of Independent Compensation Consultant*

24.1	Power of Attorney (Reference is made to Page II-7 herein)*

*	Filed herewith
†	Management contracts or compensation plans, contracts or arrangements

(b) Financial Statement Schedules.

The following schedule is contained on page II-9 of this registration statement:

Schedule II: Valuation and Qualifying Accounts

All other schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Hollywood, in the County of Los Angeles, State of California, on the 17th day of June, 2008.

IPC THE HOSPITALIST COMPANY, INC.

By:	/s/ ADAM D. SINGER, M.D.
Adam D. Singer, M.D.
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Adam D. Singer, M.D. and R. Jeffrey Taylor as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including any and all post-effective amendments) to the registration statement on Form S-1, and any registration statement related to the same offering as this registration statement filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities on the date set forth below.

Signature	Title	Date

/s/ ADAM D. SINGER, M.D Adam D. Singer, M.D	Chief Executive Officer, Chairman and Director (Principal Executive Officer)	June 17, 2008

/s/ R. JEFFREY TAYLOR R. Jeffrey Taylor	President, Chief Operating Officer and Director	June 17, 2008

/s/ DEVRA G. SHAPIRO Devra G. Shapiro	Chief Financial Officer (Principal Financial Officer)	June 17, 2008

/s/ FERNANDO J. SARRIA Fernando J. Sarria	Vice President of Finance and Corporate Controller (Principal Accounting Officer)	June 17, 2008

/s/ MARK J. BROOKS Mark J. Brooks	Director	June 17, 2008

/s/ THOMAS P. COOPER, M.D. Thomas P. Cooper, M.D.	Director	June 17, 2008

/s/ WOODRIN GROSSMAN Woodrin Grossman	Director	June 17, 2008

/s/ C. THOMAS SMITH C. Thomas Smith	Director	June 17, 2008

/s/ CHUCK TIMPE Chuck Timpe	Director	June 17, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors

IPC The Hospitalist Company, Inc.

(formerly InPatient Consultants Management, Inc.)

We have audited the consolidated financial statements of IPC The Hospitalist Company, Inc. (formerly InPatient Consultants Management, Inc.) (the “Company”) as of December 31, 2006 and 2007, and for each of the three years in the period ended December 31, 2007, and have issued our report thereon dated March 26, 2008 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    Ernst & Young LLP

Los Angeles, California

March 26, 2008

IPC The Hospitalist Company, Inc.

Schedule II: Valuation and Qualifying Accounts

	Years Ended December 31,
	2005	2006	2007
	(dollars in thousands)
Allowance for uncollectible accounts were as follows:

Balance at beginning of year	$866	$1,257	$1,810
Amount charged against operating revenue	4,268	5,119	6,649
Accounts receivable write-offs (net of recoveries)	(3,877)	(4,566)	(5,487)

Balance at end of year	$1,257	$1,810	$2,972

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of IPC The Hospitalist Company, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

3.2	Amended and Restated Bylaws of IPC The Hospitalist Company, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

5.1	Opinion of Sidley Austin LLP*

10.1	IPC The Hospitalist Company, Inc. 2007 Equity Participation Plan, dated July 19, 2007, and the forms of agreements used thereunder† (incorporated by reference to Exhibit 10.1 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.2	Form of Indemnification Agreement between IPC The Hospitalist Company, Inc. and each of its directors and executive officers† (incorporated by reference to Exhibit 10.2 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.3	Form of Management Agreement between a subsidiary of IPC The Hospitalist Company, Inc. and each of its affiliated professional organizations (incorporated by reference to Exhibit 10.3 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-145850) filed on November 15, 2007)

10.4	Second Amended and Restated Loan and Security Agreement, dated as of August 31, 2005, by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) (incorporated by reference to Exhibit 10.4 to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-145850) filed on October 12, 2007)

10.5	LIBOR Addendum to Second Amended and Restated Loan and Security Agreement, dated as of August 31, 2005, by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) (incorporated by reference to Exhibit 10.4 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-145850) filed on November 15, 2007)

10.6	First Amendment to Second Amended and Restated Loan and Security Agreement, dated as of March 30, 2006 by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) (incorporated by reference to Exhibit 10.6 to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-145850) filed on October 12, 2007)

10.7	Second Amendment to Second Amended and Restated Loan and Security Agreement, dated as of January 31, 2007 by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) (incorporated by reference to Exhibit 10.7 to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-145850) filed on October 12, 2007)

Exhibit Number	Description of Document
10.8	Third Amendment to Second Amended and Restated Loan and Security Agreement, dated as of October 22, 2007, by and between Comerica Bank and IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) (incorporated by reference to Exhibit 10.8 to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-145850) filed on November 15, 2007)

10.9	Master Security Agreement, dated as of September 26, 2007, by and between General Electric Capital Corporation and IPC The Hospitalist Company, Inc. (incorporated by reference to Exhibit 10.8 to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-145850) filed on October 12, 2007)

10.10	Amended and Restated Employment Agreement, effective January 11, 2008, between Adam D. Singer, M.D. and IPC The Hospitalist Company, Inc.†*

10.11	Amended and Restated Employment Agreement, effective January 11, 2008, between R. Jeffrey Taylor and IPC The Hospitalist Company, Inc.†*

10.12	Amended and Restated Employment Agreement, effective January 11, 2008, between Devra G. Shapiro and IPC The Hospitalist Company, Inc.† *

10.13	Amended and Restated Employment Agreement, effective January 11, 2008, between Richard G. Russell and IPC The Hospitalist Company, Inc.†*

10.14	IPC The Hospitalist Company, Inc. Nonqualified Employee Stock Purchase Plan amended and restated effective as of March 19, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q (File No. 001-33930) filed on May 14, 2008)

10.15	IPC The Hospitalist Company, Inc. Executive Change of Control Plan (incorporated by reference to Exhibit 10.16 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.16	2002 Equity Participation Plan of IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) and the form of stock option agreement used thereunder (incorporated by reference to Exhibit 10.22 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.17	Written Consent of InPatient Consultants Management, Inc. dated January 31, 2007 amending the 2002 Equity Participation Plan (incorporated by reference to Exhibit 10.23 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.18	1997 Equity Participation Plan of IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) and the form of stock option agreement used thereunder (incorporated by reference to Exhibit 10.24 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.19	Amendment No. 1 to the 1997 Equity Participation Plan of InPatient Consultants Management, Inc. dated April 29, 1998 (incorporated by reference to Exhibit 10.25 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

Exhibit Number	Description of Document
10.20	Amendment No. 2 to the 1997 Equity Participation Plan of InPatient Consultants Management, Inc. dated April 28, 1999 (incorporated by reference to Exhibit 10.26 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.21	Amendment No. 3 to the 1997 Equity Participation Plan of InPatient Consultants Management, Inc. dated October 10, 2000 (incorporated by reference to Exhibit 10.27 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.22	Form of Succession Agreement between an affiliated entity of IPC The Hospitalist Company, Inc. and its founding doctor (incorporated by reference to Exhibit 10.28 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.23	Second Amended and Restated Registration Rights Agreement, dated October 7, 2002, by and between IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.), the founding stockholders signatory thereto and the investors signatory thereto (incorporated by reference to Exhibit 10.17 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.24	Warrant to Purchase Series C Convertible Preferred Stock issued February 28, 2002, by IPC The Hospitalist Company, Inc. (f/k/a InPatient Consultants Management, Inc.) to Comerica Incorporated (f/k/a Imperial Bank) and the amendments thereto (incorporated by reference to Exhibit 10.20 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

10.25	Warrant Agreement, dated January 15, 2000, by and between Comdisco, Inc. and IPC The Hospitalists Company, Inc. (f/k/a InPatient Consultants Management, Inc.) (incorporated by reference to Exhibit 10.21 to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-145850) filed on January 14, 2008)

21.1	Subsidiaries of IPC The Hospitalist Company, Inc.*

23.1	Consent of Independent Registered Public Accounting Firm*

23.2	Consent of Sidley Austin LLP (included in Exhibit 5.1)*

23.3	Consent of Independent Compensation Consultant*

24.1	Power of Attorney (Reference is made to Page II-7 herein).*

*	Filed herewith
†	Management contracts or compensation plans, contracts or arrangements